PROSPECTUS	Filed Pursuant to Rule 424(b)(4) Registration No. 333-196283

8,100,000 Shares

Common Stock

This is a public offering of our common stock. The selling stockholders named in this prospectus are offering 8,100,000 shares of common stock and we will not receive any proceeds from the sale of shares by the selling stockholders. We will bear all of the offering expenses other than underwriting discounts, which will be paid by the selling stockholders, in connection with the sale of shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange, under the symbol “IBP.” On June 11, 2014, the last reported sale price of our common stock was $13.10 per share.

We are an “emerging growth company” as defined under the federal securities laws and are eligible for reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$12.500	$101,250,000
Underwriting discounts (1)	$0.625	$5,062,500
Proceeds, before expenses, to the selling stockholders	$11.875	$96,187,500

(1)	See “Underwriting” for a complete description of the compensation payable to the underwriters.

The underwriters may also purchase up to an additional 1,215,000 shares of our common stock from us at the public offering price, less underwriting discounts, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts will be $5,821,875, and the total proceeds, after underwriting discounts but before expenses, to us will be $14,428,125.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about June 17, 2014.

UBS Investment Bank	Deutsche Bank Securities	RBC Capital Markets

Zelman Partners LLC

BB&T Capital Markets      KeyBanc Capital Markets      SunTrust Robinson Humphrey

The date of this prospectus is June 11, 2014

Installed Building Products Branches

As of June 9, 2014

You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so.

i

PRESENTATION OF MARKET AND INDUSTRY DATA AND INFORMATION

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from U.S. government and industry publications, studies and surveys. U.S. government and third-party industry sources include the U.S. Census Bureau, the National Association of Homebuilders, or NAHB, Blue Chip Economic Indicators, or Blue Chip, McGraw Hill Construction, Builder Magazine and the Joint Center of Housing Studies of Harvard University. The information derived from the sources cited in this prospectus generally represents the most recently available data and, therefore, we believe such data remains reliable. While we believe our internal company research is reliable, such research has not been verified by any independent source.

In this prospectus, we present a variety of housing market indicators, including building permits, housing starts and housing completions.

•	A building permit is counted at the point in time a permit for construction is granted.

•	A housing start is counted at the point in time excavation begins for the footings or foundation of a home.

•	A housing completion is counted at the point in time installation of all finished flooring or carpeting of a home is completed.

Building permits and housing starts are both considered leading indicators of the state of the housing market. Alternatively, housing completions are considered a lagging indicator of the housing market. Statements in this prospectus relating to prospective trends in and forecasts of the housing market are based on housing starts or building permits, unless otherwise indicated.

References to the top ten largest homebuilders are based on Builder Magazine’s 2013 Builder 100 list, which ranks U.S. single-family homebuilders based on the total number of home closings.

References to a housing market refer to a Metropolitan Statistical Area, or an MSA, which is an area that generally consists of at least one urbanized area of 50,000 or more inhabitants, plus adjacent territory that has a high degree of social and economic integration with the core area as measured by commuting ties. MSA boundaries are based on U.S. Census Bureau determinations as of March 2013. References to our locations refer to properties where we own or lease a facility. Our branches include one or more locations that typically share a common branch manager and administrative staff. We have multiple branches in certain of our markets. References to the markets that we serve or in which we operate are those markets within 50 miles of our locations.

Information in this prospectus relating to forecasts for U.S. housing starts is based on Blue Chip Economic Indicators, Top Analysts’ Forecasts of the U.S. Economic Outlook for the Year Ahead dated May 10, 2014. Information in this prospectus relating to historical and forecast reports for commercial construction market starts is based on McGraw Hill Construction Dodge Reports, which are issued on a quarterly basis. We currently participate in many, but not all, categories of the commercial construction market included in the McGraw Hill Construction Dodge Reports.

ii

Prospectus Summary

This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Information Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “IBP,” “the company,” “we,” “us” and “our” in this prospectus refer to Installed Building Products, Inc. and its subsidiaries.

OUR COMPANY

We are the second largest new residential insulation installer in the United States based on our internal estimates, with a national platform consisting of over 100 locations serving customers in 46 states and the District of Columbia. We believe we have the number one or two market position for new single-family insulation installation in more than half of the markets in which we operate, based on permits issued in those markets. We also install complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors, which provide cross-selling opportunities to supplement our insulation installation business. For the year ended December 31, 2013, we generated net revenue of $431.9 million, Adjusted EBITDA of $25.5 million and net income of $6.0 million. This represents a 43.4% increase in net revenue and a 4.1 times increase in Adjusted EBITDA as compared to the year ended December 31, 2012. Approximately 79% of our net revenue in the year ended December 31, 2013 was derived from sales to the U.S. residential new construction market. For the three months ended March 31, 2014, we generated net revenue of $105.9 million, Adjusted EBITDA of $4.2 million and net income of $0.4 million. This represents a 15.2% increase in net revenue and an 86.1% increase in Adjusted EBITDA, as compared to the three months ended March 31, 2013.

Net Revenue for the twelve months ended March 31, 2014

We manage all aspects of the installation process for our customers, from our direct purchase and receipt of materials from national manufacturers, to our timely supply of materials to job sites and quality installation.

Installation of insulation, which includes air sealing, is a critical phase in the construction process, as certain interior work cannot begin until the insulation phase passes inspection. We benefit from our national scale, long-standing supplier relationships and a broad customer base that includes production and custom homebuilders, multi-family and commercial contractors, and homeowners. During each of the past five years, no single customer accounted for more than 3% of our net revenue.

Our business began in 1977 with one location in Columbus, Ohio. In the late 1990s, we began our acquisition strategy with the goal of creating a national platform. Since 1999, we have successfully completed and integrated over 90 acquisitions, which has allowed us to generate significant scale and to diversify our product offering while expanding into some of the most attractive housing markets in the United States. Over the past several years, our net revenue has increased at a faster rate than our operating expenses, resulting in an improved cost structure and a more efficient and scalable operating model to improve our financial performance and returns on invested capital. We believe we are well positioned to continue to grow our business through the ongoing housing recovery, market share gains and acquisitions. We estimate that we have grown our share of the U.S. residential new construction insulation installation market from approximately 5% as of December 31, 2005 to approximately 15% as of December 31, 2013, based on total U.S. housing completions.

INDUSTRY OVERVIEW AND TRENDS

Housing End Market. Our business is driven primarily by the U.S. residential new construction market. According to the U.S. Census Bureau, total housing starts averaged approximately 1.6 million per year from 1968 to 2006. From 2007 to 2013, housing starts averaged approximately 817,000 per year, reaching a low in 2009 of approximately 554,000. After remaining relatively flat in 2010 and 2011, the housing industry started to recover in 2012 and 2013, with U.S. housing starts increasing to approximately 781,000 and 927,000, respectively, which are the highest levels achieved since 2008.

Historical and Forecast U.S. Housing Starts

Source: U.S. Census Bureau for historical starts data; Blue Chip for starts forecasts.

We believe that a new home construction recovery is currently underway on a national basis, which is being driven by key macroeconomic factors, including improved consumer confidence, increasing household formation and attractive levels of new home affordability. According to Blue Chip, housing starts are expected to grow by

13% in 2014 to reach approximately 1.1 million and by 21% in 2015 to reach approximately 1.3 million. We continuously monitor housing market growth trends across the United States in order to allocate our resources to maximize operating efficiencies and assess geographic expansion opportunities.

Other End Markets. We also install building products, including insulation, for the commercial construction and repair and remodel end markets. The McGraw Hill 2013 Dodge Construction Outlook (third quarter update) forecasts a 17% year-over-year increase in square footage for commercial construction in 2014. We also expect to experience an increase in repair and remodel activity as the overall housing market recovery progresses.

Insulation Market. We compete primarily in the U.S. residential new construction insulation installation market, which we believe exceeded $1.5 billion of sales in 2013 and $4.0 billion of sales in 2005. Sales in the U.S. residential new construction insulation installation market are tied to trends in the housing market. We estimate that the top three insulation installers comprise approximately half of the total market. The remainder of the market is highly fragmented and is comprised primarily of smaller, privately owned, local companies, many of which lack scale and have limited access to capital.

Insulation and energy efficiency standards. The amount of insulation in a new home is regulated by various building and energy codes, which establish minimum thermal and air sealing performance requirements. These codes are typically updated with more stringent requirements every three years. The most recent of these code enhancements to be adopted is the 2012 International Energy Conservation Code, or the 2012 IECC. As of May 2014, 10 states had adopted the 2012 IECC, and the U.S. Department of Energy projects that 21 states will have adopted standards at the 2012 IECC level or higher by 2015. We believe that new residential insulation demand will increase as a result of increased adoption of the 2012 IECC by states and municipalities.

Installation and homebuilders. Builders value the benefits of using a qualified and experienced installer. These benefits include expertise in installing insulation and other products, knowledge of local building codes, timely supply of materials to job sites and management of installer labor. According to the NAHB, insulation comprises 1.8% of the total construction cost of a typical single-family home.

OUR COMPETITIVE STRENGTHS

We believe we benefit from the following competitive strengths:

Local market leadership with national scale

•	We are the second largest new residential insulation installer in the United States based on our internal estimates. We installed insulation in more than 90,000 homes in 2013 and operate in over 70% of the 50 largest housing markets across the United States, as measured by U.S. Census Bureau population estimates.

•	Our local branch operations have earned a reputation for timely and quality installations, positioning us, we believe, as the number one or number two insulation installer for new single-family insulation installation in more than half of the markets we serve, based on permits issued in those markets.

•	Our branches have expertise in local building codes and energy-efficient building practices, and strong working relationships with homebuilders and on-site construction managers.

•	Our regional managers, local branch managers and sales force have significant experience in the industry and have spent an average of more than 10 years with our operations.

Proven ability to gain market share

•	We estimate that we have increased our market share in the U.S. residential new construction insulation installation market from approximately 5% to approximately 15% from December 31, 2005 to December 31, 2013, based on total U.S. housing completions.

•	We have increased our net revenue divided by total U.S. housing completions by 242% from 2005 to 2013. We believe that our ability to increase net revenue performance over this period, despite a 60% decline in the number of total U.S. housing completions over this period, was the result of our acquiring local installation operations, gaining market share organically, cross-selling complementary installation services and installing more insulation per home due to the adoption of more energy efficient building codes.

Net Revenue Divided by Total U.S. Housing Completions

Source: U.S. Census Bureau for housing completions data.

Proven acquisition track record

•	Since 1999, we have completed over 90 acquisitions.

•	We have a proven ability to identify operations that meet our disciplined acquisition criteria and to successfully integrate them to realize synergies within our scalable infrastructure.

•	Our ability to retain local employees, trademarks, trade names and long-term customers has been an important component of our successful acquisition strategy.

Highly efficient and scalable operating model

•	Our national platform and long-standing supplier relationships allow us to leverage economies of scale to deliver attractive margins.

•	Our web-based information system facilitates the complete proposal-to-collection process with a customizable platform that supports local market needs, while also enabling efficient centralized accounting and in-depth data analysis.

•	Our local branch operations benefit from dedicated corporate services related to purchasing, safety practices, claims and risk management, regulatory compliance and human resources support.

Highly experienced and incentivized management team

•	Our management team has led us through multiple housing industry cycles, providing valuable continuity and a demonstrated ability to improve operations and grow our business both organically and through acquisitions.

•	Each of our executive officers has more than 10 years of experience with us. They and our regional presidents average more than 20 years of experience in the building products and construction industries.

•	Our senior management team is highly incentivized to succeed. Jeff Edwards, our Chief Executive Officer and Chairman, and our directors and executive officers will beneficially own approximately 30.2% and 44.7%, respectively, of our common stock after this offering.

OUR GROWTH STRATEGY

Our objective is to leverage our competitive strengths to increase stockholder value through the following key strategies.

Capitalize on the new construction market recovery

•	Approximately 79% of our net revenue in the year ended December 31, 2013 was derived from sales to the U.S. residential new construction market. According to Blue Chip, housing starts are expected to grow by approximately 13% in 2014 and approximately 21% in 2015.

•	We estimate that our current addressable market, measured by the total number of permits issued in the markets we serve, has grown from approximately 24% of total new U.S. residential building permits for the year ended December 31, 2005 to approximately 55% for the year ended December 31, 2013.

•	Our diversified customer base includes an attractive mix of production and custom homebuilders, ranging from national homebuilders to regional and local homebuilders as well as multi-family and commercial contractors, which we believe will enable us to grow through all stages of the housing recovery.

•	We will continue to emphasize sourcing direct from manufacturers, local pricing discipline and working capital management to maximize our operating leverage and improve our market position.

Continue to gain market share through organic growth

•	We believe we will continue to gain organic market share, aided by our national scale and local presence, quality service and ability to hire, train and retain installers.

•	We expect to continue to strengthen our leading national market position, as many of our competitors lack the access to capital required to keep pace with the U.S. housing market recovery.

•	We will continue to pursue cross-selling opportunities in garage doors, rain gutters, shower doors, closet shelving and mirrors and other complementary products. We estimate that our net revenue contributed by these products divided by total U.S. housing completions has grown from approximately $51 in 2005 to approximately $146 in 2013, a 187% increase.

Pursue value-enhancing strategic acquisitions

•	The highly fragmented nature of our industry allows for both geographic expansion and existing market tuck-in acquisitions.

•	We will continue to identify and pursue strategic acquisitions, based on our acquisition criteria that include local brand strength and quality of the local management and labor force.

•	We believe we will continue to achieve synergies from our acquisitions due to our national buying power, value-enhancing technology and proven operating platform.

Maximize benefits from energy efficiency standards and industry trends

•	We expect to increase our net revenue as building codes continue to require higher energy efficiency and homeowners become more focused on energy conservation.

•	A return to the historic mix of single-family and multi-family new home construction activity, as forecasted by the NAHB, is expected to further increase insulation demand.

•	Approximately 11% of our net revenue was derived from sales made to the commercial construction end market for the year ended December 31, 2013. According to the McGraw Hill 2013 Dodge Construction Outlook (third quarter update), square footage for commercial construction starts is expected to increase 17% year-over-year in 2014.

RISKS ASSOCIATED WITH OUR BUSINESS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations and prospects would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	our dependence on the residential construction industry, the economy and the credit markets;

•	uncertainty regarding the housing recovery;

•	declines in the economy or expectations regarding the housing recovery that could lead to additional significant impairment charges;

•	the cyclical and seasonal nature of our business;

•	our exposure to severe weather conditions;

•	the highly fragmented and competitive nature of our industry;

•	product shortages or the loss of key suppliers;

•	changes in the costs and availability of products;

•	inability to successfully acquire and integrate other businesses;

•	our exposure to claims arising from our acquired operations;

•	our reliance on key personnel;

•	our ability to attract, train and retain qualified employees while controlling labor costs;

•	our exposure to product liability, workmanship warranty, casualty, construction defect and other claims and legal proceedings;

•	changes in, or failure to comply with, federal, state, local and other regulations;

•	we are a holding company and conduct all of our operations through our subsidiaries;

•	disruptions in our information technology systems; and

•	our ability to implement and maintain effective internal control over financial reporting and remediate any outstanding material weakness and significant deficiencies.

OUR PRINCIPAL INVESTORS

Our management team is led by Jeff Edwards, who has been our Chief Executive Officer since 2004 and Chairman of our Board of Directors since 1999. Jeff Edwards and members of his family have started, acquired and invested in companies for more than 40 years across a variety of industries, including multi-family and student housing development and management, industrial tool distribution, wholesale building supply, homebuilding, land and real estate development, and real estate brokerage. Collectively, these companies are referred to as the Edwards Companies. Jeff Edwards, Peter Edwards Jr., Anne Edwards and Michael Edwards, and the investment entities through which they directly and indirectly beneficially own shares of our common stock, are referred to herein as the Edwards Investors. Jeff Edwards has voting and dispositive control over all of the shares of our common stock owned by the Edwards Investors. Peter Edwards Jr., Anne Edwards and Michael Edwards are not currently and have not been directors, officers or employees of our company. Jeff Edwards will beneficially own approximately 30.2% of our common stock after this offering.

Littlejohn Management Holdings, LLC is a private equity firm that seeks investment opportunities in middle-market companies undergoing a fundamental change in capital structure, strategy, operations or growth. Since the firm was founded in 1996, Littlejohn has made equity investments of approximately $2.0 billion in over 30 platform portfolio companies and many add-on acquisitions. As of December 31, 2013, the firm had approximately 25 investment professionals, ten of whom are partners with extensive investment and operating experience. Littlejohn Management Holdings, LLC and its affiliates, including Littlejohn Fund IV, L.P., are collectively referred to herein as Littlejohn. Littlejohn will beneficially own approximately 5.5% of our common stock after this offering.

COMPANY INFORMATION

Installed Building Products, Inc. (formerly, CCIB Holdco, Inc.) is a Delaware corporation formed on October 28, 2011. Installed Building Products, Inc. is a holding company that derives all of its operating income from its subsidiaries. Our current organization and ownership structure is presented below:

Our principal executive offices are located at 495 South High Street, Suite 50, Columbus, Ohio 43215. Our main telephone number is (614) 221-3399. Our corporate internet website address is www.installedbuildingproducts.com. The information contained in, or that can be accessed through, our websites is not incorporated by reference and is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of the provisions listed above until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the first sale of our common stock pursuant to an effective registration statement, or February 12, 2019, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced disclosure requirements.

The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We chose to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

The Offering

Common stock offered by the selling stockholders	8,100,000 shares.

Common stock to be outstanding after this offering	30,601,401 shares (or 31,816,401 shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 1,215,000 additional shares of our common stock.

Use of proceeds	The selling stockholders will receive all of the proceeds, after deducting underwriting discounts, from the sale of their shares in this offering. We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders.

If the underwriters exercise their option to purchase additional shares in full, we expect to receive net proceeds of approximately $14.4 million, after deducting underwriting discounts but before estimated offering expenses payable by us. We will use any such proceeds for general corporate purposes, which may include acquisitions. See “Use of Proceeds.”

Dividend policy	We currently intend to retain any future earnings to finance the development and expansion of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Our ability to pay dividends on our common stock will be limited by our revolving credit facility. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, contractual restrictions, legal requirements and such other factors as our board of directors deems relevant. See “Dividend Policy.”

New York Stock Exchange symbol	Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “IBP.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

As of June 1, 2014, 30,601,401 shares of our common stock are outstanding, excluding 3,000,000 shares of common stock reserved for issuance under our 2014 Omnibus Incentive Plan. Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of our common stock or the in-kind distribution by IBP Investment Holdings, LLC of its shares of our common stock to its members pro-rata after the completion of this offering.

Summary Consolidated Financial Data

The summary consolidated statement of operations data for each of the years ended December 31, 2011, 2012 and 2013, and the summary consolidated balance sheet data as of December 31, 2012 and 2013, have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the summary consolidated balance sheet data as of March 31, 2014, have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The following data should be read in conjunction with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
	2011	2012	2013	2013	2014
(in thousands, except share and per share data)
Statement of operations information:
Net revenue	$238,447	$301,253	$431,929	$91,962	$105,946
Cost of sales	181,221	227,210	322,241	69,688	79,541

Gross profit	57,226	74,043	109,688	22,274	26,405
Operating expenses
Selling	18,446	19,807	25,509	5,752	6,470
Administrative (1)(2)	45,678	56,333	67,194	15,446	18,361
Management fees, related parties (2)	4,760	4,300	—	—	—
Gain on litigation settlement	—	(6,975)	(31)	—	—
Amortization	3,785	3,082	3,057	791	697
Other	1,687	(608)	881	—	—

Operating (loss) income	(17,130)	(1,896)	13,078	285	877
Other expense (income)
Interest expense	3,673	1,979	2,257	462	588
Interest expense, related parties	3,321	—	—	—	—
Gain on extinguishment of debt	(18,542)	—	—	—	—
Other	159	(136)	(33)	71	(462)

	(11,389)	1,843	2,224	533	126

(Loss) income before income taxes	(5,741)	(3,739)	10,854	(248)	751
Income tax provision (benefit)	1,449	555	4,216	(5)	350

Net (loss) income from continuing operations	(7,190)	(4,294)	6,638	(243)	401
Loss (income) from discontinued operations	2,455	(3,835)	960	287	45
Income tax (benefit) provision	(660)	1,447	(362)	—	(17)

Loss (income) from discontinued operations, net of tax	1,795	(2,388)	598	287	28

Net (loss) income	$(8,985)	$(1,906)	$6,040	$(530)	$373

Accretion charges on Redeemable Preferred Stock	(811)	(5,529)	(6,223)	(1,487)	(19,897)
Accretion charges on Pre-Recapitalization Preferred Units	(1,621)	—	—	—	—
Gain on extinguishment of Pre-Recapitalization Preferred Units	85,040	—	—	—	—

Net income (loss) attributable to common stockholders	$73,623	$(7,435)	$(183)	$(2,017)	$(19,524)

Net income (loss) per share attributable to common stockholders (basic and diluted):
Continuing operations	$3.87	$(0.49)	$0.02	$(0.08)	$(0.75)
Discontinued operations	(0.09)	0.12	(0.03)	(0.01)	(0.01)

Net income (loss) per share:	$3.78	$(0.37)	$(0.01)	$(0.09)	$(0.76)

Weighted average number of shares outstanding:
Basic and diluted	19,499,993	20,351,552	22,033,901	22,033,901	25,841,679

	As of December 31,			As of March 31,
	2011	2012	2013	2014
(in thousands)
Balance sheet data:
Cash	$2,528	$3,898	$4,065	$5,150
Total current assets	56,554	75,768	95,512	91,271
Property and equipment, net	8,198	17,931	29,475	32,702
Total assets	127,526	160,752	191,070	191,969
Total funded debt (3)	21,255	30,075	50,059	43,761
Mezzanine equity (4)	59,587	66,861	136,848	—
Total stockholders’ (deficit) equity	(9,560)	(7,482)	(71,429)	69,045
Total mezzanine equity and stockholders’ equity	50,027	59,379	65,419	69,045

	Year ended December 31,			Three months ended March 31,
	2011	2012	2013	2013	2014

(in thousands, except percentages and net revenue per completion)
Statement of cash flows:
Net cash provided by (used in):
Operating activities	$(12,755)	$4,594	$4,224	$(8,555)	$5,030
Investing activities	181	(2,743)	(2,511)	(1,115)	(2,595)
Financing activities	11,945	(481)	(1,546)	8,778	(1,350)

Other financial data:
Adjusted EBITDA (5)	$(6,563)	$6,205	$25,530	$2,275	$4,232
Adjusted EBITDA margin (5)	(2.8)%	2.1%	5.9%	2.5%	4.0%
Net revenue divided by total U.S. housing completions	$408	$464	$565	$579	$576

(1)	In 2010, IBP Management Holdings, LLC, one of our stockholders, and in 2011, IBP Investment Holdings, LLC, one of our principal stockholders, issued awards of their equity interests to certain of our employees. Certain of these employees were granted rights to put such equity awards during a limited period to Jeff Edwards, our Chairman, Chief Executive Officer and President. Accounting guidance requires that the compensation associated with these equity awards be pushed down to us and recorded as non-cash compensation expense. The non-cash compensation expense associated with the equity awards approximated $0.8 million for the year ended December 31, 2011, $4.7 million for the year ended December 31, 2012, $0 for the year ended December 31, 2013, $0 for the three months ended March 31, 2013 and $0 for the three months ended March 31, 2014 and is included in administrative expenses.
(2)	For the year ended December 31, 2011, management fees represented amounts charged to us by IBP Holding Company, a related party, under agreements originally entered into in March 2004 and October 2007, which were terminated as a result of our Recapitalization. The associated expenses were transferred to us and the IBP Holding Company personnel became our employees in January 2012. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013 or during the three months ended March 31, 2014, and we do not expect to incur management fees going forward.
Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us. As such, he did not receive salary or bonus for 2012. The costs of Jeff Edwards’ services were paid through the management agreements discussed above. See the sections of this prospectus captioned “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions—Management Agreements.” Jeff Edwards did not receive any compensation during 2013 prior to November 1, 2013. In anticipation of our initial public offering in February 2014 and with a view towards operating as a public company, we entered into an employment agreement with Jeff Edwards on November 1, 2013 that pays Mr. Edwards a minimum annual base salary of $600,000 and provides him an opportunity to participate in the Company’s annual incentive and benefit programs. Compensation paid by us to Mr. Edwards on or after November 1, 2013 is recorded as an administrative expense in our consolidated statement of operations. As a result of the foregoing, our performance for the year ended December 31, 2013 will not be comparable in this respect to our operations in prior or subsequent periods and may not be indicative of future results.
(3)	Total funded debt consists of current and long-term portions of long-term debt and capital lease obligations.
(4)	Consists of Series A Preferred Stock and Redeemable Common Stock. This treatment is no longer required as of the date of our initial public offering in February 2014.

(5)	Adjusted EBITDA measures performance by adjusting net income (loss) to exclude interest expense, income tax expense (benefit), depreciation and amortization, or EBITDA, and adjusts for certain income and expense items that are not considered part of our core operations. The Adjusted EBITDA margin takes Adjusted EBITDA and divides it by net revenue. See “Non-GAAP Measures” in the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table presents a reconciliation of Adjusted EBITDA to Net (loss) income, the most comparable GAAP measure, for each of the periods indicated.

	Year ended December 31,			Three months ended March 31,
(in thousands)	2011	2012	2013	2013	2014
Net (loss) income	$(8,985)	$(1,906)	$6,040	$(530)	$373
Interest expense	6,994 (a)	1,979	2,257	462	588
Provision (benefit) for income taxes (b)	1,449	555	4,216	(5)	350
Depreciation and amortization	9,087	7,894	11,606	2,348	3,335

EBITDA	8,545	8,522	24,119	2,275	4,647

Gain on extinguishment of debt (c)	(18,542)	—	—	—	—
Recapitalization transaction fees (d)	2,654	—	—	—	—
Legal settlement (e)	—	(6,975)	1,376	—	—
Non-cash stock compensation (f)	780	4,658	—	—	—
Initial public offering related expenses (g)	—	—	35	—	76
Termination of put option (h)	—	—	—	—	(490)

Adjusted EBITDA	$(6,563)	$6,205	$25,530	$2,275	$4,232

a.	Consists of interest expense of $3,673 on debt and related-party interest of $3,321. The related-party interest was forgiven in connection with our Recapitalization.
b.	Excludes income taxes related to discontinued operations.
c.	Represents the gain recorded in the 2011 Consolidated Statement of Operations related to the extinguishment of certain first lien senior secured indebtedness in connection with our Recapitalization.
d.	Represents expenses related to the Recapitalization.
e.	Represents the settlement in 2012 of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers. Also included in this line, in 2013, are settlement expenses related to two lawsuits against us.
f.	In 2010, IBP Management Holdings, LLC and, in 2011, IBP Investment Holdings, LLC issued awards of their equity interests to certain of our employees. Certain of these employees were granted rights to put such equity awards during a limited period to Jeff Edwards, our Chairman, Chief Executive Officer and President. Accounting guidance requires that the compensation associated with these equity awards be pushed down to us and recorded as non-cash compensation expense.
g.	Expenses related to our initial public offering that were not taken against the proceeds.
h.	Our Redeemable Preferred Stock was redeemed in February 2014 with proceeds from our initial public offering, which resulted in the elimination of the associated put option.

Risk Factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

Our business is dependent on the U.S. residential construction industry, economy, credit markets and other important factors, many of which are beyond our control.

We are highly dependent on the level of new home construction, which in turn is dependent upon a number of factors, including interest rates, consumer confidence, employment rates, foreclosure rates, housing inventory levels, housing demand and the health of the economy and mortgage markets. Unfavorable changes in demographics, credit markets, political conditions, consumer confidence, household formation, housing affordability or housing inventory levels, or a weakening of the national economy or of any regional or local economy in which we operate, could adversely affect consumer spending, result in decreased demand for homes and adversely affect our business. Additional headwinds may come from the efforts and proposals of lawmakers to reduce the debt of the federal government and/or solve state budget shortfalls through tax increases and/or spending cuts, and financial markets’ and businesses’ reactions to those efforts and proposals, which could impair economic growth.

The housing market recovery faces significant challenges.

While some of the challenges facing the housing market moderated in 2012 and 2013, several remain, and these challenges could return and/or intensify to limit the extent of any recovery of or future improvement in housing market conditions. These challenges include (i) weak general economic and employment growth that, among other things, limits consumer incomes, consumer confidence and demand for homes; (ii) elevated levels of mortgage loan delinquencies, defaults and foreclosures that could add to an inventory of lender-owned homes that may be sold in competition with new and resale homes at low distressed prices or that generate short sales activity at such price levels; (iii) a significant number of homeowners whose outstanding principal balance on their mortgage loan exceeds the market value of their home, which undermines their ability to purchase another home that they otherwise might desire and be able to afford; (iv) volatility and uncertainty in U.S. financial, credit and consumer lending markets amid slow growth or recessionary conditions; and (v) tight lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, more conservative appraisals, higher loan-to-value ratios and extensive buyer income and asset documentation requirements. Given these factors, the present housing recovery may not continue or gain further momentum or return to the historic mix of single-family and multi-family new home construction activity, which could adversely affect our business, financial condition, results of operations and cash flows.

The present housing recovery is relative to the historically low levels of home sales and residential new construction activity experienced during the recent housing downturn. Even with the upturn in 2012 and 2013, new home construction remains well below, and may not return to, the peak levels reached shortly before the housing downturn began in 2006. In addition, we operate in certain markets where new home construction lags the housing recovery. If the present new home construction recovery stalls or does not continue at the same pace, or any or all of the negative factors described above persist or worsen, there would likely be a corresponding adverse effect on the new home construction market, which would have a material adverse effect on our business and our consolidated financial statements, including, but not limited to, the amount of revenues we generate and our ability to operate profitably.

A decline in the economy and a deterioration in expectations regarding the housing recovery could result in our taking additional significant non-cash impairment charges, which may reduce our financial resources and flexibility and could negatively affect our earnings and reduce stockholders’ equity.

We recorded goodwill impairment charges of $5.7 million and $64.3 million during 2009 and 2010, respectively. We did not record any goodwill impairment charges in 2011, 2012 or 2013; however, a decline in the expectation of our future performance or deterioration in expectations regarding the timing and the extent of the recovery of new home construction and home improvement may cause us to recognize additional non-cash, pre-tax impairment charges for goodwill and other indefinite-lived intangible assets or other long-lived assets, which are not determinable at this time. In addition, as a result of our acquisition strategy, we may record additional goodwill and may incur impairment charges in connection with prior and future acquisitions. If the value of goodwill or other intangible assets is impaired, our earnings and stockholders’ equity would be adversely affected. In addition, if future acquisitions are not successful, we may record additional unexpected impairment charges.

Further, our revolving credit facility contains financial covenants that we must comply with, including covenants regarding limits on our debt to total capitalization ratio. We expect any future credit facility that we may enter into would contain similar covenants. If we record additional non-cash impairment charges, our stockholders’ equity would be reduced, and our borrowing capacity under our new credit facility may be limited or we may need to seek waivers or amendments and there can be no assurance that these will be attainable on commercially reasonable terms or at all. Alternative financing may not be available on acceptable terms and at acceptable rates, if at all.

Our business is cyclical and significantly affected by changes in general and local economic conditions.

Demand for our services is cyclical and highly sensitive to general and local economic conditions over which we have no control, including changes in:

•	the number of new home and commercial building construction starts;

•	short- and long-term interest rates;

•	inflation;

•	employment levels and job and personal income growth;

•	housing demand from population growth, household formation and other demographic changes;

•	availability and pricing of mortgage financing for homebuyers and commercial financing for developers of multi-family homes and subcontractors;

•	consumer confidence generally and the confidence of potential homebuyers in particular;

•	U.S. and global financial system and credit market stability;

•	private party and government mortgage loan programs and federal and state regulation, oversight and legal action regarding lending, appraisal, foreclosure and short sale practices;

•	federal and state personal income tax rates and provisions, including provisions for the deduction of mortgage loan interest payments, real estate taxes and other expenses; and

•	federal, state and local energy efficiency programs, regulations, codes and standards.

Adverse changes in these conditions may affect our business generally or may be more prevalent or concentrated in particular markets in which we operate. Any deterioration in economic conditions or continuation of uncertain economic conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business may be affected by severe weather conditions and is seasonal.

Severe weather conditions, such as unusually prolonged cold conditions, rain, blizzards or hurricanes, could accelerate, delay or halt construction or installation activity. The impact of these types of events on our business may adversely impact our net revenue, cash flows from operations and results of operations. If net revenue were to fall substantially below what we would normally expect during certain periods, our financial results would be adversely impacted.

We tend to have higher sales during the second half of the year as our homebuilder customers complete construction of homes placed under contract for sale in the traditionally stronger spring selling season. In addition, some of our larger branches operate in states more impacted by winter weather and as such experience a slowdown in construction activity during the first quarter of the calendar year. This winter slowdown contributes to traditionally lower sales in our first quarter.

Our industry is highly fragmented and competitive, and increased competitive pressure may adversely affect our business, financial condition, results of operations and cash flows.

The building products installation industry is highly fragmented and competitive. We face significant competition from other national, regional and local companies. Any of these competitors may (i) foresee the course of market development more accurately than we do, (ii) offer services that are deemed superior to ours, (iii) install building products at a lower cost, (iv) develop stronger relationships with homebuilders and suppliers, (v) adapt more quickly to new technologies, new installation techniques or evolving customer requirements or (vi) have access to financing on more favorable terms than we can obtain in the market. As a result, we may not be able to compete successfully with them. If we are unable to compete effectively, our business, financial condition, results of operations and cash flows may be adversely affected.

Product shortages or the loss of key suppliers could affect our business, financial condition, results of operations and cash flows.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers. We do not typically enter into long-term agreements with our suppliers but have done so from time to time. See Note 11 to our audited consolidated financial statements and Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding commitments and contingencies. Generally, our products are available from various sources and in sufficient quantities. However, the loss of, or a substantial decrease in the availability of, products from our suppliers or the loss of key supplier arrangements could adversely impact our business, financial condition, results of operations and cash flows. In prior downturns in the housing industry, manufacturers have reduced capacity by closing plants and production lines within plants. Even if such capacity reductions are not permanent, there may be a delay in manufacturers’ ability to increase capacity in times of rising demand. If the demand for products from manufacturers and other suppliers exceeds the available supply, we may be unable to source additional products in sufficient quantity or quality in a timely manner and the prices for the products that we install could rise. These developments could affect our ability to take advantage of market opportunities and limit our growth prospects. Owens Corning, accounted for approximately 22%, and our three largest suppliers in aggregate accounted for approximately 42%, of our material purchases in 2013. For the three months ended March 31, 2014, Owens Corning accounted for approximately 19% of our material purchases and our three largest suppliers in the aggregate accounted for approximately 50%. We continually evaluate our supplier relationships and at any given time may move some or all of our purchases from one or more of our suppliers. There can be no assurance that any such action would have its intended effect.

Failure by our suppliers to continue to provide us with products on commercially favorable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, operating results and cash flows. Our inability to source materials in a timely manner could also damage our relationships with our customers.

Changes in the costs of the products we install can decrease our profit margins.

The principal building products that we install have been subject to price changes in the past, some of which have been significant. Our results of operations for individual quarters can be and have been hurt by a delay between the time building product cost increases are implemented and the time we are able to increase prices for our products, if at all. Our supplier purchase prices often depend on volume requirements. If we do not meet these volume requirements, our costs could increase and our margins may be adversely affected. In addition, while we have been able to achieve cost savings through volume purchasing and our relationships with suppliers, we may not be able to continue to receive advantageous pricing for the products that we install, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We may be unable to successfully acquire and integrate other businesses.

We may be unable to continue to grow our business through acquisitions. We may not be able to continue to identify suitable acquisition candidates and may face increased competition for these acquisition candidates. In addition, acquired businesses may not perform in accordance with expectations, and our business judgments concerning the value, strengths and weaknesses of acquired businesses may not prove to be correct. We may also be unable to achieve expected improvements or achievements in businesses that we acquire. At any given time, including currently, we may be evaluating or in discussions with one or more acquisition candidates, including entering into non-binding letters of intent. Future acquisitions may result in the incurrence of debt and contingent liabilities, legal liabilities, goodwill impairments, increased interest expense and amortization expense and significant integration costs.

Acquisitions involve a number of special risks, including:

•	our inability to manage acquired businesses or control integration costs and other costs relating to acquisitions;

•	potential adverse short-term effects on operating results from increased costs or otherwise;

•	diversion of management’s attention;

•	failure to retain existing key personnel of the acquired business and recruit qualified new employees at the location;

•	failure to successfully implement infrastructure, logistics and systems integration;

•	potential impairment of goodwill;

•	risks associated with the internal controls of acquired companies;

•	exposure to legal claims for activities of the acquired business prior to acquisition and inability to realize on any indemnification claims, including with respect to environmental and immigration claims;

•	the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities; and

•	our inability to obtain financing necessary to complete acquisitions on attractive terms or at all.

Our strategy could be impeded if we do not identify, or face increased competition for, suitable acquisition candidates and our business, financial condition, results of operations and cash flows could be adversely affected if any of the foregoing factors were to occur.

We may be subject to claims arising from the operations of our various businesses for periods prior to the dates we acquired them.

We have consummated over 90 acquisitions. We may be subject to claims or liabilities arising from the ownership or operation of acquired businesses for the periods prior to our acquisition of them, including environmental, employee-related and other liabilities and claims not covered by insurance. These claims or liabilities could be significant. Our ability to seek indemnification from the former owners of our acquired businesses for these claims or liabilities may be limited by various factors, including the specific time, monetary or other limitations contained in the respective acquisition agreements and the financial ability of the former owners to satisfy our indemnification claims. In addition, insurance companies may be unwilling to cover claims that have arisen from acquired businesses or locations, or claims may exceed the coverage limits that our acquired businesses had in effect prior to the date of acquisition. If we are unable to successfully obtain insurance coverage of third-party claims or enforce our indemnification rights against the former owners, or if the former owners are unable to satisfy their obligations for any reason, including because of their current financial position, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our financial condition and results of operations.

Our success depends on our key personnel.

Our business results depend largely upon the continued contributions of our Chief Executive Officer and other members of our management team. We do not have employment agreements with any of our executive officers, other than Jeff Edwards, the Chairman of our Board and our Chief Executive Officer and President. Although our employment agreement with Mr. Edwards provides for a three-year term, he is permitted under the agreement to resign his employment at any time with only 30 days’ prior written notice to us. Also, while his employment agreement requires Mr. Edwards to devote the amount of time necessary to conduct our business and affairs, he is also permitted to engage in other business activities that do not create a conflict of interest or substantially interfere with his service to us, including non-competitive operational activities for his real estate development business. See “Compensation of Our Executive Officers and Directors—Compensation of Our Executive Officers— Employment Agreement with Jeff Edwards.” Although we maintain key person life insurance on Mr. Edwards, if he no longer serves in (or serves in some lesser capacity than) his current role, or if we lose other members of our management team, our business, financial condition and results of operations, as well as the market price of our securities, could be adversely affected.

Our business results also depend upon our branch managers and sales personnel, including those of companies recently acquired. While we customarily sign non-competition agreements, typically lasting two years, with our branch managers and sales personnel in order to maintain key customer relationships in our markets, such agreements do not protect us fully against competition.

We are dependent on attracting, training and retaining qualified employees while controlling labor costs.

We must attract, train and retain a large number of qualified employees while controlling related labor costs. We compete with other businesses for these employees. Tighter labor markets, due to a recovering housing market or otherwise, may make it more difficult for us to hire and retain installers and control labor costs. Our ability to control labor costs is subject to numerous external factors, including competitive wage rates and health and other insurance costs.

With the passage in 2010 of the U.S. Patient Protection and Affordable Care Act, or the Affordable Care Act, we are required to provide affordable coverage, as defined in the Affordable Care Act, to all employees, or otherwise be subject to a payment per employee based on the affordability criteria therein. Many of these requirements will be phased in over a period of time. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Although the impact of these new legislative directives on our business is not yet certain, we have experienced increased health care and insurance costs and further increases could have an adverse effect on our business, financial condition and results of operations. In addition, changes in the federal or state minimum wage or living wage requirements or changes in other workplace regulations could adversely affect our ability to meet our financial targets.

In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and the U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs. Although we verify the employment eligibility status of all our employees, including through participation in the “E-Verify” program where required, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines, penalties and adverse publicity. Termination of a significant number of employees who are unauthorized workers may disrupt our operations and cause temporary increases in our labor costs as we train new employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration laws.

If we are unable to hire and retain qualified installation personnel at economically reasonable compensation and benefits levels, our business, prospects, financial condition and results of operations could be adversely affected.

We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions, including class action lawsuits that are brought or threatened against us for alleged violations of the Fair Labor Standards Act, or the FLSA, and state wage and hour laws. In 2013, we were a defendant in two such lawsuits in Washington and Tennessee. Both lawsuits were settled in January 2014 and subsequently approved by the respective court. As a result, we recorded total settlement expenses of $1.4 million in Administrative and Other Operating expenses in our Consolidated Statement of Operations for the year ended December 31, 2013. We paid $0.2 million of these costs in 2013 and recorded a liability for $1.2 million as of December 31, 2013, which represents the unpaid portion as of that date. See Note 11 to our audited consolidated financial statements and Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding commitments and contingencies.

The nature of our business exposes us to product liability, workmanship warranty, casualty, construction defect, breach of contract and other claims and legal proceedings.

We are subject to product liability, workmanship warranty, casualty, construction defect, breach of contract and other claims relating to the products we install that, if adversely determined, could adversely affect our financial condition, results of operations and cash flows. We rely on manufacturers and other suppliers to provide us with most of the products we install. Because we do not have direct control over the quality of such products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of such products. In addition, we are exposed to potential claims arising from the conduct of our employees, and homebuilders and other subcontractors, for which we may be contractually liable. Certain types of insulation, particularly spray foam applications, require our employees to handle potentially hazardous or toxic substances. While our employees who handle these and other potentially hazardous or toxic materials, including lead-based paint, receive specialized training and wear protective clothing, there is still a risk that they, or others, may be exposed to these substances. Exposure to these substances could result in significant injury to our employees and others, including site occupants, and damage to our property or the property of others, including natural resource damage. Our personnel and others at our work sites are also at risk for other workplace-related injuries, including slips and falls. We have in the past been, and may in the future be, subject to fines, penalties and other liabilities in connection with any such injury or damage. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, we may be unable to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities. Product liability, workmanship warranty, casualty, negligence, construction defect, breach of contract and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. In addition, lawsuits relating to construction defects typically have statutes of limitations that can run as long as ten years. Claims of this nature could also have a negative impact on customer confidence in us and our services. In addition, we are subject to various claims and lawsuits incidental to the conduct of our business in the ordinary course. Current or future claims could have a material adverse effect on our reputation, business, financial condition and results of operations. We may also be unable to obtain performance and licensing bonds on commercially reasonable terms or at all in the future. Surety companies issue bonds on a project-by-project basis and can decline to issue bonds at any time. Our inability to obtain such bonds would materially and adversely affect our business, financial condition, results of operations and cash flows. See Note 11 to our audited consolidated financial statements and Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding commitments and contingencies.

Federal, state, local and other laws and regulations could impose substantial costs and/or restrictions on our operations that would reduce our net income.

We are subject to various federal, state, local and other laws and regulations, including, among other things, worker and workplace health and safety regulations promulgated by the Department of Labor’s Occupational Safety and Health Administration, or OSHA, regulations promulgated by the Department of Transportation, or DOT, and employment regulations promulgated by the U.S. Equal Employment Opportunity Commission. More burdensome regulatory requirements in these or other areas, including workers’ compensation, may increase our expenses and adversely affect our business, financial condition, results of operations and cash flows. Moreover, failure to comply with the regulatory requirements applicable to our business could expose us to substantial fines and penalties that could adversely affect our business, financial condition, results of operations and cash flows.

Our transportation operations, upon which we depend to transport materials from our locations to job sites, are subject to the regulatory jurisdiction of the DOT. The DOT has broad administrative powers with respect to our transportation operations. More restrictive limitations on vehicle weight and size, trailer length and configuration or driver hours of service would increase our costs, which, if we are unable to pass these cost increases on to our customers, may increase our selling and administrative expenses and adversely affect our financial condition, operating results and cash flows. If we fail to comply adequately with DOT regulations or regulations become more stringent, we could experience increased inspections, regulatory authorities could take remedial action including imposing fines or shutting down our operations and we could be subject to increased audit and compliance costs. We organize our transportation operations as a separate legal entity in certain states, including in Ohio and Indiana, in order to take advantage of sales tax exemptions relating to vehicle operating costs. If legislation is enacted that modifies or eliminates these exemptions, our costs would increase. If any of these events were to occur, our financial condition, results of operations and cash flows would be adversely affected.

In addition, the residential construction industry is subject to various federal, state and local statutes, ordinances, rules and regulations concerning zoning, building design and safety, construction, contractors’ licensing, energy conservation and similar matters, including regulations that impose restrictive zoning and density requirements on the residential new construction industry or that limit the number of homes that can be built within the boundaries of a particular area. Regulatory restrictions and industry standards may require us to alter our installation processes and our sourcing and otherwise increase our operating expenses and limit the availability of suitable building lots for our customers, any of which could negatively affect our business, financial condition and results of operations.

We are subject to environmental regulation and potential exposure to environmental liabilities.

We are subject to various federal, state, and local environmental laws and regulations. Although we believe that we operate our business, including each of our locations, in material compliance with applicable laws and regulations and maintain all material permits required under such laws and regulations to operate our business, we may be held liable or incur fines or penalties in connection with such requirements. As the nature of our business involves the use or handling of certain potentially hazardous or toxic substances, including spray foam applications and lead-based paint, we may be held liable for claims alleging injury or damage resulting from the release of or exposure to such substances. In addition, as owners and lessees of real property, we may be held liable for, among other things, hazardous or toxic substances, including asbestos or petroleum products on, at, under or emanating from currently or formerly owned or operated properties, or any off-site disposal locations, or for any known or newly discovered environmental conditions at or relating to any of our properties, including those arising from activities conducted by previous occupants or at adjoining properties, without regard to whether we knew of or were responsible for such release. We may be required to investigate, remove, remediate or monitor the presence or release of such hazardous or toxic substances or petroleum products. We may also be held liable to a governmental entity for fines and penalties or to third parties for damages, including for bodily injury, property damage and natural resource damage in connection with the presence or release of hazardous or toxic substances or petroleum products. In addition, expenditures may be required in the future as a result of releases of, or exposure to, hazardous or toxic substances or petroleum products, the discovery of currently unknown environmental conditions or changes in environmental laws and regulations or their interpretation or enforcement and in certain instances, such expenditures may be material. While not having a material impact on our financial condition or results of operations, in 2011, a fire at one of our branches resulted in the run-off of hazardous materials into a nearby stream. We investigated and remediated the incident and received a no further action letter from the environmental regulatory authority with jurisdiction over the matter.

Increases in union organizing activity and work stoppages could delay or reduce availability of products that we install and increase our costs.

Less than one percent of our employees are currently covered by collective bargaining or other similar labor agreements. However, if a larger number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, our business could be negatively affected. Any inability by us to negotiate collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, we could experience a disruption of our operations and higher labor costs.

In addition, certain of our suppliers have unionized work forces and certain of our products are transported by unionized truckers. Strikes, work stoppages or slowdowns could result in slowdowns or closures of facilities where the products that we install are manufactured or could affect the ability of our suppliers to deliver such products to us. Any interruption in the production or delivery of these products could delay or reduce availability of these products and increase our costs.

We are a holding company and conduct all of our operations through our subsidiaries.

We are a holding company and all of our operating assets are held by our direct and indirect subsidiaries. We derive all of our operating income from our subsidiaries. We rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries and the covenants of any future outstanding indebtedness that our subsidiaries incur.

Increases in fuel costs could adversely affect our results of operations.

The price of oil has fluctuated over the last few years, creating volatility in our fuel costs. We do not currently hedge our fuel costs. Increases in fuel costs can negatively impact our cost to deliver our products to our customers and thus increase our cost of sales. If we are unable to increase the selling price of our products to our customers to cover any increases in fuel costs, net income may be adversely affected.

We may be adversely affected by disruptions in our information technology systems.

Our operations are dependent upon our information technology systems, including our web-enabled internal software technology, jobCORE. The jobCORE software provides in-depth, operational and financial performance data from individual branch locations to the corporate office. We rely upon such information technology systems to manage customer orders on a timely basis, to coordinate our sales and installation activities across locations and to manage invoicing. A substantial disruption in our information technology systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages, computer viruses, unauthorized access or delays in our service) could result in delays in receiving inventory and supplies or installing our products on a timely basis for our customers, which could adversely affect our reputation and customer relationships. Our systems might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins, or similar disruptions affecting the Internet. Such delays, problems or costs could have a material adverse effect on our financial condition, results of operations and cash flows.

Because we operate our business through highly dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches may vary.

We operate our business through a network of highly dispersed locations throughout the United States, supported by corporate executives and services in our headquarters, with local branch management retaining responsibility for day-to-day operations and adherence to applicable local laws. Our operating structure can make it difficult for us to coordinate procedures across our operations in a timely manner or at all. In addition, our branches may require significant oversight and coordination from headquarters to support their growth. Inconsistent implementation of corporate strategy and policies at the local level could materially and adversely affect our overall profitability, business, results of operations, financial condition and prospects.

In addition, the operating results of an individual branch may differ from that of another branch for a variety of reasons, including market size, management practices, competitive landscape, regulatory requirements and local economic conditions. As a result, certain of our branches may experience higher or lower levels of growth than other branches. For example, during the year ended December 31, 2013, approximately 25% of the increase in our net revenue as compared to the same period in 2012 was generated by approximately 9% of our branches with approximately 23% of our branches, including acquired branches, accounting for 53% of the increase. Therefore, our overall financial performance and results of operations may not be indicative of the performance and results of operations of any individual branch.

Restrictions in our existing revolving credit facility, or any other indebtedness we may incur in the future, could adversely affect our business, financial condition, results of operations, ability to make distributions to stockholders and the value of our common stock.

Our existing revolving credit facility, or any future credit facility or other indebtedness we enter into, may limit our ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions or dividends on or redeem or repurchase shares of common stock;

•	make certain investments and acquisitions;

•	make capital expenditures;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	acquire, merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of all or substantially all of our assets.

Our revolving credit facility contains, and any future credit facility or other debt instruments we may enter into will also likely contain, covenants requiring us to maintain certain financial ratios and meet certain tests, such as a fixed charge coverage ratio, a leverage ratio and minimum EBITDA test. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.” Our ability to comply with those financial ratios and tests can be affected by events beyond our control, and we may not be able to comply with those ratios and tests when required to do so under the applicable debt instruments.

The provisions of our revolving credit facility or other debt instruments may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility, any future credit facility or other debt instruments could result in a default or an event of default that could enable our lenders or other debt holders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our stockholders could experience a partial or total loss of their investment.

We could manage working capital in ways that may affect our cash flow from operations.

Since we aim to continuously manage our working capital, we could manage our payments to suppliers differently in the future. Changes in how we manage our payments to suppliers could decrease our cash flow from operations and increase our working capital as a percentage of sales. In addition, we have two supply contracts with minimum purchase requirements at market rates. These obligations may cause us to purchase materials earlier than we otherwise would and increase our working capital requirements. There is no guarantee that our working capital as a percentage of sales will continue to decrease or that it will not increase in the future.

Our independent registered public accounting firms have identified a material weakness and significant deficiencies in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

Although we did not engage our independent registered public accounting firms to conduct an audit of our internal control over financial reporting, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, our independent registered public accounting firms informed us that they identified a material weakness and significant deficiencies relating to our internal control over financial reporting under standards established by the PCAOB. The PCAOB defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness identified by our independent registered public accounting firms related to adjustments made in connection with their audits to our financial statements in the areas of income taxes, self-insurance reserves, stock-based compensation, accounts payable, discontinued operations, derivative accounting and lease accounting, and resulted primarily from insufficient personnel within our organization possessing an appropriate level of knowledge, experience and training with regard to complex transactions and technical accounting matters, particularly as they relate to public companies. The material weakness resulted in a number of audit adjustments to our financial statements for the periods that were the subject of these audits.

We have taken and will take a number of actions to remediate this material weakness including, but not limited to, adding experienced accounting and financial personnel, including our Chief Accounting Officer hired in April 2014, retaining third-party consultants to review our internal controls, recommend improvements to our processes and perform reviews and analysis on periodic income tax provisions and insurance reserves, and implementing improvements to our accounting policies, periodic review process, closing procedures and consolidation processes. We cannot assure you when we will remediate such weakness, nor can we be certain of whether additional actions will be required or the costs of any such actions.

In addition, during the audits of our consolidated financial statements as of and for the years ended December 31, 2011 and 2012, and the six months ended June 30, 2013, our independent registered public accounting firms identified significant deficiencies related to our internal controls over information technology systems, cash receipts and related segregation of duties at the branch level involving less than ten of our branches, access to and review of journal entry postings and access to add or modify customer information. We believe we have remediated the information technology systems and the access to journal entry postings significant deficiencies. In addition, we are in the process of addressing the remaining significant deficiencies and expect to implement additional procedures, including at the corporate level, to improve our internal control over financial reporting.

We may need to take additional measures to fully mitigate these issues, and the measures we have taken, and expect to take, to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weakness or significant deficiencies or other material weaknesses or deficiencies will not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or deficiencies may be identified in the future. If we are unable to correct material weaknesses or deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the Securities and Exchange Commission, or the SEC, will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

The price of our common stock may fluctuate substantially, and your investment may decline in value.

The market price of our common stock may be significantly affected by factors, such as:

•	market conditions affecting the residential construction and building products industries;

•	quarterly variations in our results of operations;

•	changes in government regulations;

•	the announcement of acquisitions by us or our competitors;

•	changes in general economic and political conditions;

•	volatility in the financial markets;

•	results of our operations and the operations of others in our industry;

•	changes in interest rates;

•	threatened or actual litigation and government investigations;

•	the addition or departure of key personnel;

•	actions taken by our stockholders, including the sale or disposition of their shares of our common stock; and

•	differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts’ recommendations or projections.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our common stock and materially affect the value of your investment.

The obligations associated with being a public company will require significant resources and management attention.

We completed our initial public offering in February 2014. As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company, particularly after we are no longer an emerging growth company. We expect to incur incremental costs related to operating as a public company of approximately $3.0 to $4.0 million annually, although there can be no assurance that these costs will not be higher, particularly when we no longer qualify as an emerging growth company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and the NYSE rules;

•	expand the roles and duties of our board of directors and committees thereof;

•	maintain an internal audit function;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	retain additional personnel;

•	comply with NYSE listing standards; and

•	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. We also expect that it will be expensive to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect the market price of our common stock.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. However, as a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, at the time of our second annual report on Form 10-K, which will be for our year ending December 31, 2014. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly and complex. If we are unable to remediate the material weakness previously described or if, in the future, we identify material weaknesses in our internal control over financial reporting, we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC, the NYSE or other regulatory authorities, which could require additional financial and management resources.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies. Those exemptions include, but are not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the first sale of our common stock pursuant to an effective registration statement, or February 12, 2019, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. These sales, or the perception that these sales might occur, could depress the market price of our common stock or make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have approximately 30.6 million shares of common stock outstanding. The shares of common stock are freely tradable, except for any shares of common stock that (1) are subject to lock-up restrictions in connection with our initial public offering or this offering, or (2) that may be held or acquired by our directors, executive officers and other affiliates, the sale of which will be restricted under the Securities Act of 1933, as amended, or the Securities Act. The lock-up restrictions in connection with our initial public offering will be in effect for a period of 180 days after the date of our initial public offering prospectus, which prospectus was dated February 12, 2014 (excluding the shares of common stock to be sold by the selling stockholders in this offering). In addition, 3.0 million shares reserved for future issuance under our 2014 Omnibus Incentive Plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

Moreover, pursuant to a registration rights agreement among us and certain of our current stockholders, certain of our stockholders have the right to require us to register under the Securities Act. See “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.” If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

In connection with this offering, we, our directors and executive officers, the selling stockholders and certain other stockholders, including TCI Holdings, LLC, have each agreed to certain lock-up restrictions. We and they and their permitted transferees will not be permitted to sell any shares of our common stock for 90 days after the date of this prospectus, except as discussed in “Shares Eligible for Future Sale,” without the prior consent of UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC. UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC may, in their sole discretion, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting.” We expect certain of our stock to be pledged following the expiration of the lock-up period. See note (4) to the table included under the caption “Principal and Selling Stockholders.”

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Jeff Edwards has significant ownership of our common stock and may have interests that conflict with those of our other stockholders.

Upon the completion of this offering, Jeff Edwards will beneficially own approximately 30.2% of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). So long as Jeff Edwards continues to hold, directly or indirectly, shares of common stock representing a significant percentage of the voting power of our common stock, he will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions, and will have significant control over our management and policies. This concentration of voting power may have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares of common stock, which could prevent stockholders from receiving a premium for their shares of common stock. These actions may be taken even if other stockholders oppose them. The interests of Jeff Edwards may not always coincide with the interests of other stockholders, and he may act in a manner that advances his best interests and not necessarily those of our other stockholders. In addition, under our amended and restated certificate of incorporation, Jeff Edwards and Littlejohn are permitted to pursue corporate opportunities for themselves, rather than for us. See “Description of Capital Stock—Corporate Opportunity.”

Capped call transactions that may be entered into by parties affiliated with Jeff Edwards may affect the value of our common stock.

Shortly following the pricing of this offering, IBP Holding Company and Installed Building Systems, Inc., both entities that are controlled by Jeff Edwards, currently plan to enter into capped call option transactions with respect to approximately 1.1 million shares of our common stock with an affiliate of one of the underwriters, or the option counterparty, subject to market conditions and other restrictions. We cannot assure you that the transactions will be consummated at all, or as to the exact timing of such transactions if they occur. If these parties enter into the capped call transactions, the transactions are expected to result in future cash payments to the parties to the extent the price of our common stock upon expiration of the options is greater than the strike price of the options, subject to a cap.

In connection with establishing its initial hedge of any capped call transactions, the option counterparty (or one of its affiliates) expects to purchase shares of our common stock shortly after the pricing of this offering. This activity could increase (or reduce the size of any decrease in) the market price of our common stock at that time.

In addition, the option counterparty (or one of its affiliates) may modify its hedge position by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling common stock or other securities of ours in secondary market transactions following the pricing of this offering. This activity could also cause or mitigate an increase or a decrease in the market price of our common stock. We cannot assure you that the capped call transactions will be entered into and what effect they could have on the price of our common stock.

Provisions of our charter documents and Delaware law could delay, discourage or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for our stockholders to change our management.

Our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of our common stock. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove members of our board of directors. These provisions include the following:

•	a classified board of directors with three-year staggered terms;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of the holders of our stock or a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	a requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our Chief Executive Officer or upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies, and not by our stockholders; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owning 15% or more of such corporation’s outstanding voting stock for a period of three years following the date on which such stockholder became an “interested” stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Charter, our Amended and Restated Bylaws and Delaware Law.”

We do not expect to pay any dividends in the foreseeable future.

We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, the limits imposed by the terms of our revolving credit facility, or any then-existing debt instruments, and such other factors as our board of directors deems relevant. Accordingly, investors in our common stock may need to sell their shares to realize a return on their investment in our common stock, and investors may not be able to sell their shares at or above the prices paid for them.

If securities analysts do not publish favorable reports about us or if we, or our industry, are the subject of unfavorable commentary, the price of our common stock could decline.

The trading price for our common stock depends in part on the research and reports about us that are published by analysts in the financial industry. Analysts could issue negative commentary about us or our industry, or they could downgrade our common stock. We may also not receive sufficient research coverage or visibility in the market. Any of these factors could result in the decline of the trading price of our common stock, causing investors in our common stock to lose all or a portion of their investment.

Information Regarding Forward-Looking Statements

This prospectus includes forward-looking statements within the meaning of U.S. federal securities laws, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “project,” “aim,” “anticipate,” “expect,” “seek,” “predict,” “contemplate,” “continue,” “possible,” “intend,” “may,” “plan,” “forecast,” “future,” “might,” “will,” “could,” would” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies, the industry in which we operate and potential acquisitions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the stability of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	our dependence on the residential construction industry, the economy and the credit markets;

•	uncertainty regarding the housing recovery;

•	declines in the economy or expectations regarding the housing recovery that could lead to additional significant impairment charges;

•	the cyclical and seasonal nature of our business;

•	our exposure to severe weather conditions;

•	the highly fragmented and competitive nature of our industry;

•	product shortages or the loss of key suppliers;

•	changes in the costs and availability of products;

•	inability to successfully acquire and integrate other businesses;

•	our exposure to claims arising from our acquired operations;

•	our reliance on key personnel;

•	our ability to attract, train and retain qualified employees while controlling labor costs;

•	our exposure to product liability, workmanship warranty, casualty, construction defect and other claims and legal proceedings;

•	changes in, or failure to comply with, federal, state, local and other regulations;

•	we are a holding company and conduct all of our operations through our subsidiaries;

•	disruptions in our information technology systems;

•	our ability to implement and maintain effective internal control over financial reporting and remediate any outstanding material weakness and significant deficiencies; and

•	additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

Use of Proceeds

The selling stockholders named in this prospectus are offering 8,100,000 shares of common stock. See “Principal and Selling Stockholders.” Accordingly, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We will bear all of the offering expenses other than underwriting discounts, which will be paid by the selling stockholders, in connection with the sale of shares by the selling stockholders.

If the underwriters exercise their option to purchase additional shares in full, we expect to receive net proceeds of $14.4 million, after deducting underwriting discounts but before estimated offering expenses payable by us. We will use any such proceeds for general corporate purposes, which may include acquisitions.

Price Range of Our Common Stock

Our common stock has been listed on the NYSE under the symbol “IBP” since February 13, 2014. Prior to that date, there was no established public trading market for our common stock. The following table sets forth the range of high and low sales prices on the NYSE of our common stock for the periods indicated, as reported by the NYSE. Such quotations represent interdealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

Fiscal quarter 2014	High	Low
First quarter (February 13, 2014 - March 31, 2014)	$15.47	$12.03
Second quarter (through June 11, 2014)	$14.71	$12.55

On June 11, 2014, the closing price per share of our common stock on the NYSE was $13.10. As of June 11, 2014, there were approximately 25 holders of record of our common stock, one of which was Cede & Co., which is the holder of shares held through the Depository Trust Company.

Dividend Policy

We currently do not anticipate paying dividends after the offering for the foreseeable future. Instead, we anticipate that our earnings will be used to provide working capital to support our operations and to finance the growth and development of our business. Any future determination relating to dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, contractual restrictions, legal requirements and other factors as our board of directors may deem relevant. The ability of our board of directors to declare any dividends will be subject to certain limits imposed by the terms of our revolving credit facility and any then-existing debt instruments. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”

Capitalization

The following table describes our cash and capitalization as of March 31, 2014.

You should read this table in conjunction with the sections captioned “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The table below does not give effect to any exercise by the underwriters of their option to purchase additional shares of our common stock.

As of March 31, 2014
($ in thousands, except share amounts)
Cash (1)	$5,150

Debt:
Revolving credit facility	$18,555
Notes payable	820

Total debt (2)	19,375

Stockholders’ Equity:
Preferred stock, $0.01 par value: 5,000,000 shares authorized and no shares issued or outstanding	—
Common stock, $0.01 par value: 100,000,000 shares authorized and 30,601,401 shares issued and outstanding (1)	306
Additional paid-in capital (1)	139,957
Accumulated deficit	(71,218)

Total stockholders’ equity (1)	69,045

Total capitalization	$88,420

(1)	If the underwriters exercise their option to purchase additional shares from us in full, after deducting underwriting discounts and before estimated offering expenses payable by us, our cash will increase by $14.4 million, our common stock will increase by $12,000, our additional paid in capital will increase by $14.4 million and total stockholders’ equity will increase by $14.4 million.
(2)	Excludes capital lease obligations of $24.4 million.

Selected Consolidated Financial Data

The following table sets forth selected historical consolidated financial data that should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected historical consolidated financial data in this section is not intended to replace our historical consolidated financial statements and the related notes thereto. Our historical results are not necessarily indicative of future results, and our operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

The selected consolidated balance sheet data as of December 31, 2012 and 2013 and the selected consolidated statements of operations and cash flows data for each year ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2011 have been derived from our audited consolidated financial statements that are not included in this prospectus.

The selected consolidated statement of operations and cash flows data for each of the three months ended March 31, 2013 and 2014 have been derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting of normal recurring adjustments) we considered necessary for a fair presentation of the results for the periods presented. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP.

	Year ended December 31,			Three months ended March 31,
	2011	2012	2013	2013	2014
(in thousands, except share and per share data)
Statement of operations information:
Net revenue	$238,447	$301,253	$431,929	$91,962	$105,946
Cost of sales	181,221	227,210	322,241	69,688	79,541

Gross profit	57,226	74,043	109,688	22,274	26,405
Operating expenses
Selling	18,446	19,807	25,509	5,752	6,470
Administrative (1)(2)	45,678	56,333	67,194	15,446	18,361
Management fees, related parties (2)	4,760	4,300	—	—	—
Gain on litigation settlement	—	(6,975)	(31)	—	—
Amortization	3,785	3,082	3,057	791	697
Other	1,687	(608)	881	—	—

Operating (loss) income	(17,130)	(1,896)	13,078	285	877
Other expense (income)
Interest expense	3,673	1,979	2,257	462	588
Interest expense, related parties	3,321	—	—	—	—
Gain on extinguishment of debt	(18,542)	—	—	—	—
Other	159	(136)	(33)	71	(462)

	(11,389)	1,843	2,224	533	126

(Loss) income before income taxes	(5,741)	(3,739)	10,854	(248)	751
Income tax provision (benefit)	1,449	555	4,216	(5)	350

Net (loss) income from continuing operations	(7,190)	(4,294)	6,638	(243)	401

	Year ended December 31,			Three months ended March 31,
	2011	2012	2013	2013	2014
Loss (income) from discontinued operations	$2,455	$(3,835)	$960	$287	$45
Income tax (benefit) provision	(660)	1,447	(362)	—	(17)

Loss (income) from discontinued operations, net of tax	1,795	(2,388)	598	287	28

Net (loss) income	$(8,985)	$(1,906)	$6,040	$(530)	$373

Accretion charges on Redeemable Preferred Stock	(811)	(5,529)	(6,223)	(1,487)	(19,897)
Accretion charges on Pre-Recapitalization Preferred Units	(1,621)	—	—	—	—
Gain on extinguishment of Pre-Recapitalization Preferred Units	85,040	—	—	—	—

Net income (loss) attributable to common stockholders	$73,623	$(7,435)	$(183)	$(2,017)	$(19,524)

Net income (loss) per share attributable to common stockholders (basic and diluted) (3):
Continuing operations	$3.87	$(0.49)	$0.02	$(0.08)	$(0.75)
Discontinued operations	(0.09)	0.12	(0.03)	(0.01)	(0.01)

Net income (loss) per share:	$3.78	$(0.37)	$(0.01)	$(0.09)	$(0.76)

Weighted average number of shares outstanding:

Basic and diluted	19,499,993	20,351,552	22,033,901	22,033,901	25,841,679

	As of December 31,			As of March 31,
	2011	2012	2013	2014
(in thousands)
Balance sheet data:
Cash	$2,528	$3,898	$4,065	$5,150
Total current assets	56,554	75,768	95,512	91,271
Property and equipment, net	8,198	17,931	29,475	32,702
Total assets	127,526	160,752	191,070	191,969
Total funded debt (4)	21,255	30,075	50,059	43,761
Mezzanine equity (5)	59,587	66,861	136,848	—
Total stockholders’ (deficit) equity	(9,560)	(7,482)	(71,429)	69,045
Total mezzanine equity and stockholders’ equity	50,027	59,379	65,419	69,045

	Year ended December 31,			Three months ended March 31,
	2011	2012	2013	2013	2014
(in thousands, except percentages and net revenue per completion)
Statement of cash flows:
Net cash provided by (used in):
Operating activities	$(12,755)	$4,594	$4,224	$(8,555)	$5,030
Investing activities	181	(2,743)	(2,511)	(1,115)	(2,595)
Financing activities	11,945	(481)	(1,546)	8,778	(1,350)

Other financial data:
Adjusted EBITDA (6)	$(6,563)	$6,205	$25,530	$2,275	$4,232
Adjusted EBITDA margin (6)	(2.8)%	2.1%	5.9%	2.5%	4.0%
Net revenue divided by total U.S. housing completions	$408	$464	$565	$579	$576

(1)	In 2010, IBP Management Holdings, LLC, one of our stockholders, and in 2011, IBP Investment Holdings, LLC, one of our principal stockholders, issued awards of their equity interests to certain of our employees. Certain of these employees were granted rights to put such equity awards during a limited period to Jeff Edwards, our Chairman, Chief Executive Officer and President. Accounting guidance requires that the compensation associated with these equity awards be pushed down to us and recorded as non-cash compensation expense. The non-cash compensation expense associated with the equity awards approximated $0.8 million for the year ended December 31, 2011, $4.7 million for the year ended December 31, 2012, $0 for the year ended December 31, 2013, $0 for the three months ended March 31, 2013 and $0 for the three months ended March 31, 2014 and is included in administrative expenses.
(2)

For the year ended December 31, 2011, management fees represented amounts charged to us by IBP Holding Company, a related party, under agreements originally entered into in March 2004 and October 2007, which were terminated as a result of our

Recapitalization. The associated expenses were transferred to us and IBP Holding Company personnel became our employees in January 2012. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013, and we do not expect to incur management fees going forward.
Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us. As such he did not receive salary or bonus for 2012. The costs of Jeff Edward’s services were paid through the management agreements discussed above. See the sections of this prospectus captioned “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions—Management Agreements.” Jeff Edwards did not receive any compensation during the nine months ended September 30, 2013. In anticipation of this offering and with a view towards operating as a public company, we entered into an employment agreement with Jeff Edwards on November 1, 2013 that will pay Mr. Edwards a minimum annual base salary of $600,000 and provide him an opportunity to participate in the Company’s annual incentive and benefit programs. Compensation paid by us to Mr. Edwards on or after November 1, 2013 will be recorded as an administrative expense in our consolidated statement of operations. As a result of the foregoing, our performance for the period ended September 30, 2013 will not be comparable in this respect to our operations in prior or subsequent periods and may not be indicative of future results.
(3)	Our net income (loss) attributable to common stockholders has been adjusted to reflect the elimination of the accretion charges on the Series A Preferred Stock upon the consummation of our initial public offering.
(4)	Total funded debt consists of current and long-term portions of long-term debt and capital lease obligations.
(5)	Consists of Series A Preferred Stock and Redeemable Common Stock. This treatment is no longer required upon the consummation of our initial public offering.
(6)	Adjusted EBITDA measures performance by adjusting EBITDA for certain income and expense items that are not considered part of our core operations. The Adjusted EBITDA margin takes Adjusted EBITDA and divides it by net revenue. See “Non-GAAP Measures” in the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table presents a reconciliation of Adjusted EBITDA to Net (loss) income, the most comparable GAAP measure, for each of the periods indicated.

	Year ended December 31,			Three months ended March 31,
(in thousands)	2011	2012	2013	2013	2014
Net (loss) income	$(8,985)	$(1,906)	$6,040	$(530)	$373
Interest expense	6,994 (a)	1,979	2,257	462	588
Provision (benefit) for income taxes (b)	1,449	555	4,216	(5)	350
Depreciation and amortization	9,087	7,894	11,606	2,348	3,335

EBITDA	8,545	8,522	24,119	2,275	4,647

Gain on extinguishment of debt (c)	(18,542)	—	—	—	—
Recapitalization transaction fees (d)	2,654	—	—	—	—
Legal settlement (e)	—	(6,975)	1,376	—	—
Non-cash stock compensation (f)	780	4,658	—	—	—
Initial public offering related expenses (g)	—	—	35	—	76
Termination of put option (h)	—	—	—	—	(490)

Adjusted EBITDA	$(6,563)	$6,205	$25,530	$2,275	$4,232

a.	Consists of interest expense of $3,673 on debt and related-party interest of $3,321. The related-party interest was forgiven in connection with our Recapitalization.
b.	Excludes income taxes related to discontinued operations.
c.	Represents the gain recorded in the 2011 Consolidated Statement of Operations related to the extinguishment of certain first lien senior secured indebtedness in connection with our Recapitalization.
d.	Represents expenses related to the Recapitalization.
e.	Represents the settlement in 2012 of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers. Also included in this line, in 2013, are settlement expenses related to two lawsuits against us.
f.	In 2010, IBP Management Holdings, LLC and, in 2011, IBP Investment Holdings, LLC issued awards of their equity interests to certain of our employees. Certain of these employees were granted rights to put such equity awards during a limited period to Jeff Edwards, our Chairman, Chief Executive Officer and President. Accounting guidance requires that the compensation associated with these equity awards be pushed down to us and recorded as non-cash compensation expense.
g.	Expenses related to our initial public offering that were not taken against the proceeds.
h.	Our Redeemable Preferred Stock was redeemed in February 2014 with proceeds from our initial public offering, which resulted in the elimination of the associated put option.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following in conjunction with the sections of this prospectus captioned “Risk Factors,” “Information Regarding Forward-Looking Statements,” “Selected Consolidated Financial Data” and “Our Business” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section captioned “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

We are the second largest new residential insulation installer in the United States based on our internal estimates, with a national platform consisting of over 100 locations serving customers in 46 states and the District of Columbia. We also install complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors. Substantially all of our net revenue comes from service-based installation of these products in the residential new construction, repair and remodel and commercial construction end markets.

We believe our business is well positioned to continue to profitably grow during the housing recovery due to our strong balance sheet, liquidity and our continuing acquisition strategy. We may continue to adjust our strategies based on housing demand and our performance in each of our markets. Nevertheless, the pace of the housing recovery and our future results could be negatively affected by weakening economic conditions and decreases in housing demand and affordability as well as increases in interest rates and tightening of mortgage lending practices.

Substantially all of our net revenue comes from service-based installation of various products in the residential new construction, repair and remodel and commercial construction end markets. We manage all aspects of the installation process for our customers, from our direct purchase and receipt of materials from national manufacturers, to our timely supply of materials to job sites and quality installation. Installation of insulation, which includes air sealing, is a critical phase in the construction process, as certain interior work cannot begin until the insulation phase passes inspection. Our branches have expertise in local building codes and energy-efficient building practices, and strong working relationships with homebuilders and on-site construction managers. At the same time, our centralized corporate support functions allow us to leverage our longstanding supplier relationships, web-based information system and other dedicated corporate services to benefit our operations as a whole.

KEY FACTORS AFFECTING OUR OPERATING RESULTS

Conditions in the U.S. residential new construction industry and U.S. economy.

The housing downturn that began in 2006 caused many builders to significantly decrease their production of housing units because of lower demand and excess inventory. Due to the lower levels in housing starts and construction activity, we experienced pressure on both our gross and operating margins until the housing recovery began in 2012 and 2013.

We believe there are several trends that should drive long-term growth in the housing market. These trends include housing affordability, an aging housing stock, population growth and growth in household formation. These positive trends are reflected in Blue Chip’s most recent consensus forecast, which projects housing starts to increase to approximately 1.1 million in 2014 and approximately 1.3 million in 2015. In NAHB’s 2013 Economic and Housing Outlook, it cites improving overall economic characteristics in U.S. housing markets, which include positive demographic trends in household formations and household balance sheets. Additionally in its 2013 State of The Nation’s Housing report, the Joint Center of Housing Studies of Harvard University describes a continued trend of increases in housing prices and strong housing demand relative to housing supply. We expect that our net revenue, gross profit, and operating income will benefit from these trends. In addition, we continue to experience improved operating efficiencies resulting from certain costs, such as administrative wages and benefits, facility costs and other operating and administrative costs, increasing at a lower rate than the rate at which net revenue increases. For the year ended December 31, 2013, our net revenue increased 43.4% compared to the year ended December 31, 2012, while our operating expenses increased by 27.2% during the same period, as facilities and certain other administrative costs did not increase at the same rate as net revenue. Excluding non-cash stock compensation expense incurred in 2012, operating expenses increased 35.6% during 2013. For the year ended December 31, 2012, our net revenue increased 26.3% compared to the year ended December 31, 2011, while our operating expenses increased by 2.1% during the same period. Excluding non-cash stock compensation expense incurred in 2011 and 2012, operating expenses decreased 3.1% due largely to a gain on litigation settlement recognized in 2012.

Trends in the construction industry

Our operating results may vary according to the amount and type of products we install and the mix of our end-markets among new single-family, multi-family and commercial builders and owners of existing homes. The NAHB forecasts a higher rate of growth in single-family new home construction compared to that for multi-family new home construction. We expect to benefit from this shift in mix because our net revenue per single-family completion is higher than our net revenue per multi-family completion. As the housing market recovery continues, we expect to benefit not only from the increased participation of large homebuilders in the early stages of the recovery, but also as custom builders and individual lot owners build more in the later stages of the U.S. housing recovery. We maintain an attractive mix of business among all types of homebuilders. Our net revenue derived from the ten largest homebuilders in the United States increased from approximately 7.5% in the year ended December 31, 2010 to approximately 8.1% in the year ended December 31, 2013. We are also particularly well positioned with custom home builders, given our geography and market share position with these customers, to take advantage of the later stages of the recovery cycle. In addition to providing services to the residential new construction and repair and remodel end markets, we provide services to the commercial construction end market, which represented approximately 16.5%, 13.8% and 11.0% of our total net revenue for the years ended December 31, 2011, 2012 and 2013, respectively. The McGraw Hill 2013 Dodge Construction Outlook (third quarter update) forecasts a 17% year-over-year increase in square footage for commercial construction in 2014. We also expect to see an increase in repair and remodel activity as the housing market recovery progresses.

Material costs

We purchase the materials that we install primarily from manufacturers. We believe that, as a result of our national scale and long-standing relationships with many of our suppliers, we expect to continue to have access to an adequate supply of these materials at favorable prices to keep up with the growing demand for our products as the housing market recovers. Prices for our products have generally been subject to cyclical market fluctuations and track the strength of the U.S. residential new construction market. From time to time, we may seek to improve our material cost position by switching our suppliers or the mix among our suppliers. However, this strategy may not be successful and our margins may decrease. In addition, in the event that increased demand leads to higher prices for the products that we install, due to the fragmented and competitive nature of our industry, we may have limited, if any, ability to pass on price increases in a timely manner or at all. In the past, we have generally been able to pass on these increases to our customers over time.

Labor costs

Our business is labor intensive. As of December 31, 2013, we had approximately 3,200 employees, most of whom work as installers on local construction sites. As the housing market continues to recover, we expect that labor markets will tighten as the demand increases for installers. Tighter labor markets may make it more difficult for us to hire and retain installers and could also increase our labor costs. We expect to also be required to spend more on training as we hire additional installers. We offer a comprehensive benefits package, which many of our local competitors are not able to provide and which will increase our costs as we hire additional personnel. We are still assessing the impact of recent legislation governing health care benefits and other insurance costs to determine any potential impact on our labor costs. In the fourth quarter of 2013, we recognized costs related to our settlement of two lawsuits in the states of Washington and Tennessee. See “Business—Legal Proceedings.”

Other factors

We expect our selling and administrative expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company, which could impact our future operating profitability. We expect to incur incremental annual costs related to operating as a public company of approximately $3.0 to $4.0 million, although there can be no assurance that these costs will not be higher, particularly when we are no longer an emerging growth company. Included in this amount is additional compensation expense for Jeff Edwards, our Chief Executive Officer, who, prior to November 1, 2013, did not receive any base salary compensation.

ACQUISITIONS

Since 1999, our acquisition strategy has allowed us to generate significant scale, diversify our product offering and expand into many of the largest housing markets in the United States. We have pursued and expect to continue to pursue both geographic expansion and tuck-in acquisitions in existing markets. We expect to complete acquisitions that meet our criteria, which include a strong local reputation and high-quality management and labor force. Our acquisition strategy is also focused on using our national buying power, value-enhancing technology and proven operating platform to achieve operating efficiencies in our acquisitions. We have historically been more active in pursuing acquisitions during periods of housing market growth.

During 2012, we completed seven acquisitions, comprised of five asset acquisitions and two business combinations as defined by Accounting Standards Codification 805 “Business Combinations.” The two business combinations made during 2012 are described below.

•	On August 31, 2012, we acquired TCI Contracting, LLC and its subsidiaries for a purchase price of $4.7 million, which consisted of $0.6 million in cash (in the form of a seller note) and 2,533,908 shares of our common stock (valued at $4.1 million at the acquisition date). Our acquisition of TCI Contracting, LLC added 14 operating locations in nine states. These locations install insulation as well as our other complementary building products.

•	On November 16, 2012, we acquired Accurate Insulation LLC for approximately $1.2 million in cash. Our acquisition of Accurate Insulation LLC added one branch consisting of two locations in Maryland. These locations primarily offer insulation installation services.

The five asset acquisitions in 2012 consisted of various asset purchases of vehicles and other assets for which we paid approximately $0.5 million dollars in aggregate consideration.

During 2013, we completed two acquisitions, both qualifying as business combinations as defined by Accounting Standards Codification 805 “Business Combinations.” The business combinations made during 2013 are described below.

•	On March 16, 2013, we acquired Ace Insulation Contractors, Inc. (“Ace”) in Pensacola, Florida for a purchase price of $1.0 million, which consisted of $0.7 million in cash and $0.3 million in a seller note.

•	On November 1, 2013, we acquired KMB Contracting Services, Inc. (“KMB”) in Fredericksburg, Virginia for a purchase price of $0.6 million, which consisted of $0.5 million in cash and $0.1 million in a non-compete obligation.

During the first quarter of 2014, we completed one acquisition, qualifying as a business combination as defined by Accounting Standards Codification 805 “Business Combinations.” The business combination made during 2014 is described below.

•	On March 24, 2014 we acquired 100% of the common stock of U.S. Insulation Corp., or U.S. Insulation. The purchase price consisted of cash of $2.0 million and a seller obligation for $0.3 million. Since the closing date was close to the end of the current period, revenue and expenses included in our Condensed Consolidated Statement of Operations for the three months ended March 31, 2014 were not significant.

For additional information concerning these business combinations, see Note 12 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Direct acquisition and integration costs for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014 were not material and were expensed as incurred. We did not complete any acquisitions during the year ended December 31, 2011. We have in the past been, and may in the future be, subject to post-closing payment obligations under contracts we enter into with businesses we acquire.

OUR RECAPITALIZATION

On November 4, 2011, we completed a recapitalization involving our then outstanding indebtedness and equity interests and the combination of our business operations. Prior to our recapitalization, we operated through two companies that were under common control, IBP Holdings, LLC, or IBP I, and IBP Holdings II, LLC, or IBP II. References in this prospectus to IBP I also may refer to Installed Building Products, LLC, its direct wholly owned operating subsidiary, and references to IBP II also may refer to Installed Building Products II, LLC its direct wholly owned operating subsidiary. These two entities operated as distinct legal entities in substantially the same business in different geographic markets. Each had its own credit facility. The recapitalization served, in part, to provide common ownership and lender relationships for all of our operations. On November 4, 2011, in connection with our recapitalization, Installed Building Products, Inc., formerly known as CCIB Holdco, Inc., became the parent of IBP I and IBP II and their respective subsidiaries. Our recapitalization involved: (i) the repayment and cancellation of outstanding indebtedness of IBP I and IBP II of approximately $126.5 million, which resulted in a gain of $18.5 million, (ii) capital contributions from our stockholders in the amount of $12.0 million to repay debt, (iii) the exchange by the equityholders of IBP I and IBP II for new equity interests in us, which resulted in a gain attributable to our common stockholders of $85.0 million that did not impact net loss from continuing operations, and (iv) entry into our existing credit facility.

The above described series of events are referred to in this prospectus as our Recapitalization. Certain of our affiliates participated in our Recapitalization. See “Certain Relationships and Related-Party Transactions” included elsewhere in this prospectus. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a more detailed description of IBP I’s and IBP II’s previously existing credit facilities and our revolving credit facility.

SEASONALITY

We tend to have higher sales during the second half of the year as our homebuilder customers complete construction of homes placed under contract for sale in the traditionally stronger spring selling season. In addition, some of our larger branches operate in states more impacted by winter weather and as such experience a slowdown in construction activity during the first quarter of the calendar year. This winter slowdown contributes to traditionally lower sales in our first quarter.

The composition and level of our working capital typically change during periods of increasing sales as we carry more inventory and receivables, although this is generally offset in part by higher trade payables to our suppliers.

Working capital levels typically increase in the summer and fall seasons due to higher sales during the peak of residential construction activity. The subsequent collection of receivables and reduction in inventory levels during the fourth quarter has typically positively impacted cash flow. In the past, from time to time, we have utilized our borrowing availability under our credit facilities to cover short-term working capital needs, including, for example, during the winter slowdown.

NON-GAAP MEASURES

In addition to the results reported in accordance with GAAP, we have provided information in this prospectus relating to Adjusted EBITDA and Adjusted EBITDA margin.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA measures performance by adjusting EBITDA for certain income or expense items that are not considered part of our core operations. Adjusted EBITDA margin takes Adjusted EBITDA and divides it by net revenue. We believe that the presentation of these measures provides useful information to investors regarding our results of operations because it assists both investors and us in analyzing and benchmarking the performance and value of our business. We also believe these measures are useful to investors and us as measures of comparative operating performance from period to period as they measure our changes in pricing decisions, cost controls and other factors that impact operating performance, and they remove the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortization), items outside our control (primarily income taxes) and the volatility related to the timing and extent of other activities such as asset impairments and non-core income and expenses. Accordingly, we believe that these measures are useful for comparing general operating performance from period to period. In addition, we use various EBITDA-based measures in determining certain of our incentive compensation programs. Other companies may define Adjusted EBITDA and Adjusted EBITDA margin differently and, as a result, our measures may not be directly comparable to measures of other companies. In addition, Adjusted EBITDA may be defined differently for purposes of covenants contained in our revolving credit facility or any future facility.

Although we use these measures to assess the performance of our business, the uses of the measures are limited because they do not include certain material expenses, such as interest and taxes, necessary to operate our business. Adjusted EBITDA and Adjusted EBITDA margin should be considered in addition to, and not as substitutes for, net income (loss) in accordance with GAAP as a measure of performance. Our presentation of these measures should not be construed as an indication that our future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, these measures are not intended as alternatives to net income (loss) from continuing operations as indicators of our operating performance, as alternatives to any other measure of performance in conformity with GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on these measures or ratios calculated using those measures.

COMPONENTS OF RESULTS OF OPERATIONS

Net Revenue. Net revenue is derived from installation of products sold to our customers. Revenue from the sale and installation of products to customers are recognized at the time installation is complete. We track and analyze net revenue by the number of completed jobs.

Cost of Sales. Our cost of sales is comprised of the costs of materials and labor to purchase and install our products for our customers. Also included in our cost of sales are the cost of safety and other supplies, workers compensation insurance and certain costs to manage our warehouses, as well as the following vehicle-related expenses: fuel, repairs and maintenance, depreciation, lease expense, insurance, licensing and titling.

Selling Expenses. Selling expenses primarily include wages and commissions for our sales staff, advertising and bad debt expense.

Administrative Expenses. Administrative expenses include wages and benefits for branch management and administrative personnel, corporate office personnel, non-cash stock compensation, facility costs, office supplies, telecommunications, legal, accounting and general liability insurance costs. For periods after November 1, 2013, the costs of Jeff Edwards’ services to us are paid through an employment agreement and are included in administrative expenses. Prior to such date, Mr. Edwards was compensated through management agreements and such amounts were recorded in management fees. As a result, our performance for certain periods presented may not be comparable in this respect.

Management Fees. For the year ended December 31, 2011, management fees represented amounts charged to us by IBP Holding Company, a related party, under agreements originally entered into in March 2004 and October 2007. These agreements were terminated and the associated fees were no longer charged to us beginning in January 2012 as a result of our Recapitalization. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013, and we do not expect to incur management fees going forward. Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us. As such, he did not receive salary or bonus for 2012 or for the period from January 1, 2013 to October 31, 2013. The costs of Jeff Edwards’ services were paid through the management agreements discussed above. For periods after November 1, 2013, Mr. Edwards’ compensation is included in administrative expenses. See the sections of this prospectus captioned “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions—Management Agreements.”

Amortization Expense. Amortization expense represents the decline in value over time of definite-lived intangible assets such as trademarks, trade names, customer lists and non-competition agreements obtained as a result of past acquisitions.

Other Operating (Income) Expense. Other operating (income) expense includes an impairment of intangible assets (which is the difference between the carrying value and the fair value of the assets impaired) in 2011, a net gain from insurance proceeds and impairment of intangible assets in 2012 and wage expense recognized as part of the settlement of the lawsuits in Tennessee and Washington that were settled subsequent to December 31, 2013. See “Business—Legal Proceedings” and Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for more details on these lawsuits.

Interest Expense, Net. Interest expense, net relates primarily to our interest expense on capital leases and our revolving lines of credit.

Other Expense (Income), Net. Other expense (income), net includes profit and losses related to various miscellaneous non-operating expenses.

Income Taxes. Income taxes are recorded using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Discontinued Operations. (Income) loss from discontinued operations represents the after tax gain or loss on the sale or closure of operations of our business and the after tax effect of the discontinued operations for all periods presented.

Accretion charges on Redeemable Preferred Stock and Pre-Recapitalization Preferred Units. Accretion charges on Redeemable Preferred Stock and Pre-Recapitalization Preferred Units represent the change in carrying value of such shares and units during the period as they are accreted from the initial carrying value at the date of issuance to the redemption value at the earliest redemption date. The Redeemable Preferred Stock was redeemed in full on February 19, 2014 in connection with our initial public offering.

Results of Operations

The following table sets forth our operating results for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2011	2012	2013	2013	2014
(in thousands)
Statement of operations information:
Net revenue	$238,447	$301,253	$431,929	$91,962	$105,946
Cost of sales	181,221	227,210	322,241	69,688	79,541

Gross profit	57,226	74,043	109,688	22,274	26,405
Operating expenses
Selling	18,446	19,807	25,509	5,752	6,470
Administrative	45,678	56,333	67,194	15,446	18,361
Management fees, related parties	4,760	4,300	—	—	—
Gain on litigation settlement	—	(6,975)	(31)	—	—
Amortization	3,785	3,082	3,057	791	697
Other	1,687	(608)	881	—	—

Operating (loss) income	(17,130)	(1,896)	13,078	285	877
Other expense (income)
Interest expense	3,673	1,979	2,257	462	588
Interest expense, related parties	3,321	—	—	—	—
Gain on extinguishment of debt	(18,542)	—	—	—	—
Other	159	(136)	(33)	71	(462)

	(11,389)	1,843	2,224	533	126
(Loss) income before income taxes	(5,741)	(3,739)	10,854	(248)	751
Income tax provision (benefit)	1,449	555	4,216	(5)	350

Net (loss) income from continuing operations	(7,190)	(4,294)	6,638	(243)	401
Loss (income) from discontinued operations	2,455	(3,835)	960	287	45
Income tax (benefit) provision	(660)	1,447	(362)	—	(17)

Loss (income) from discontinued operations, net of tax	1,795	(2,388)	598	287	28

Net (loss) income	$(8,985)	$(1,906)	$6,040	$(530)	$373

Accretion charges on Redeemable Preferred Stock	(811)	(5,529)	(6,223)	(1,487)	(19,897)
Accretion charges on Pre-Recapitalization Preferred Units	(1,621)	—	—	—	—
Gain on extinguishment of Pre-Recapitalization Preferred Units	85,040	—	—	—	—

Net income (loss) attributable to common stockholders	$73,623	$(7,435)	$(183)	$(2,017)	$(19,524)

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Net revenue

For the three months ended March 31, 2014, net revenue increased $13.9 million, or 15.2%, to $105.9 million from $92.0 million during the three months ended March 31, 2013. The increase in net revenue included revenue from acquisitions of approximately $1.9 million, or 13.8% of the increase. Of the remaining $12.1 million increase in net revenue, approximately $10.1 million, or 72.4% of the increase, was predominantly attributable to growth in the number of completed jobs in the residential new construction end market. The remaining increase in net revenue of approximately $1.9 million, or 13.8% of the increase, resulted from a variety of factors including customer and product mix and market pricing variations. Of these, no one factor was more significant than any other.

Cost of sales

For the three months ended March 31, 2014, cost of sales increased $9.8 million, or 14.1%, to $79.5 million from $69.7 million during the three months ended March 31, 2013. The increase in cost of sales included increases from acquired businesses of approximately $1.5 million, or 15.7% of the increase. Of the remaining $8.3 million in increases, approximately $7.5 million, or 76.2% of the increase, was predominantly attributable to increased growth in the number of completed jobs in the residential new construction end market. Additionally, cost of sales increased $77,000, or 0.8% of the increase, as a result of a variety of factors including customer and product mix and market pricing variations. Of these items, no one was more significant than the other. Depreciation expense increased $1.0 million as a result of increased investment in vehicles and equipment to support our growth. This increase was partially offset by improved leverage of our branch cost structures that resulted in cost of sales improvement of approximately $0.3 million.

Operating expenses

Selling

For the three months ended March 31, 2014, selling expenses increased $0.7 million, or 12.5%, to $6.5 million from $5.8 million for the three months ended March 31, 2013. This increase was primarily due to increases in wages, benefits and commissions of $0.5 million to support higher sales, as well as an increase in bad debt expense of $0.2 million. Selling expenses declined by 0.2% as a percentage of net revenue for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013, as a result of wages and advertising expense comprising a lower percentage of revenue.

Administrative

For the three months ended March 31, 2014, administrative expenses increased $2.9 million, or 18.9%, to $18.4 million from $15.5 million for the three months ended March 31, 2013. The increase in administrative expenses was primarily due to increased wages and benefits costs of $1.5 million to support our growth, increased liability insurance expense of $0.4 million, increased technology costs of $0.3 million, and changes in several other expenses of approximately $0.7 million.

Amortization

Amortization expense was relatively flat for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013.

Other expense (income)

For the three months ended March 31, 2014, other expense decreased $0.4 million, or 76.4%, to $0.1 million from $0.5 million for the three months ended March 31, 2013. Included in the three months ended March 31, 2014 is a gain of $0.5 million recognized upon termination of the put option on our Redeemable Preferred Stock. Refer to Note 5 in our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further information regarding fair value measurements.

Income tax provision

During the three months ended March 31, 2014, we recorded an income tax provision of $0.4 million on our income from continuing operations before income taxes of $0.8 million, or an effective tax rate of 46.6%. This rate was unfavorably impacted by separate tax filing entities in a loss position for which a full valuation allowance will be accounted for against the losses.

Loss from discontinued operations, net of income taxes

For the three months ended March 31, 2014, we had a loss from discontinued operations, net of income taxes, of $28,000 compared to $0.3 million for the three months ended March 31, 2013.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net revenue

For the year ended December 31, 2013, net revenue increased $130.6 million, or 43.4%, to $431.9 million from $301.3 million during the year ended December 31, 2012. The increase in net revenue included revenue from acquisitions of approximately $41.5 million. Of the remaining $89.1 million increase in net revenue, approximately $72.6 million, or 55.6% of the increase, was predominantly attributable to growth in the number of completed jobs in the residential new construction end market. The remaining increase in net revenue of approximately $16.5 million, or 12.6% of the increase, resulted from a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these, no one factor was more significant than any other.

Cost of sales

For the year ended December 31, 2013, cost of sales increased $95.0 million, or 41.8%, to $322.2 million from $227.2 million during the year ended December 31, 2012. The increase in cost of sales included increases from acquired businesses of approximately $31.8 million. Of the remaining $63.2 million in increases, approximately $53.8 million, or 56.6% of the increase, was predominantly attributable to increased growth in the number of completed jobs in the residential new construction end market. Additionally, cost of sales increased $8.6 million, or 9.1% of the increase, as a result of a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these items, no one was more significant than the other. Depreciation expense increased $3.7 million as a result of increased investment in vehicles and equipment to support our growth. This increase was partially offset by improved leverage of our branch cost structures that resulted in cost of sales improvement of approximately $2.9 million.

Operating expenses

Selling

For the year ended December 31, 2013, selling expenses increased $5.7 million, or 28.8%, to $25.5 million from $19.8 million for the year ended December 31, 2012. This increase was due to increases in wages and commissions of $1.2 million and $3.9 million, respectively, to support higher sales as well as an increase in bad debt expense of $0.6 million. Selling expenses declined by 0.7% as a percentage of net revenue for the year ended December 31, 2013 as compared to the year ended December 31, 2012, as a result of wages and advertising expense comprising a lower percentage of revenue.

Operating expenses other than selling

For the year ended December 31, 2013, operating expenses other than selling increased $15.0 million, or 26.7%, to $71.1 million from $56.1 million for the year ended December 31, 2012. During the year ended December 31, 2012, we recorded a $4.7 million non-cash compensation charge. There was no similar charge in 2013. See the “Share-Based Compensation” caption of Note 2 in our audited consolidated financial statements included elsewhere in this prospectus for more information regarding significant accounting policies. Excluding non-cash compensation, operating expenses other than selling increased $19.7 million, or 38.1%, which was due to increased wages and benefits costs of $8.8 million, increased facility costs of $1.4 million, increased other administrative expenses of $5.4 million, and changes in other expenses of approximately $4.1 million as follows:

•	$4.3 million decrease in management fee expenses. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013, and we do not expect to incur management fees going forward. Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us. As such, he did not receive salary or bonus for 2012. The costs of Jeff Edwards’ services were paid through the management agreements.

•	$7.0 million increase in expense due to a net gain on a litigation settlement of $7.0 million recognized in 2012 due to the settlement of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers. The final gain related to this settlement was recognized in 2013 and totaled $31 thousand.

•	$1.4 million increase in various other expenses, including a $1.0 million gain in 2012 from insurance claims for a fire that occurred at one of our branches and a $0.9 million expense in 2013 associated with the settlement of two class action lawsuits related to under-payment of wages in Tennessee and Washington state (see Note 11 in our audited consolidated financial statements included elsewhere in this prospectus for more details on these lawsuits), offset by a $0.4 million expense in 2012 related to impairment of tradenames for one of our branches where we discontinued the use of its previous operating tradename and an additional $0.1 million miscellaneous expense in 2012.

Other expense

For the year ended December 31, 2013, other expense was $2.2 million, compared to $1.8 million for the year ended December 31, 2012. This increase of $0.4 million is reflected in interest expense and is a result of higher average outstanding borrowings under our revolving credit facility to support the revenue growth.

Income tax provision

In 2013, we recorded an income tax provision of $4.2 million on our income from continuing operations before income taxes of $10.9 million, or an effective tax rate of 39.0%. The provision was primarily driven by the impact of IRC Section 199 deductions and a change in the Deferred Tax Asset Valuation Allowance. In 2012, we recorded an income tax provision of $0.6 million on our loss from continuing operations of $3.7 million, or an effective rate of (14.8%). The 2012 provision was primarily driven by the impact of non-deductible stock compensation recorded in 2012, and to a lesser extent an increase of our valuation allowance on net operating losses.

Loss from discontinued operations, net of income taxes

For the year ended December 31, 2013, we had a loss from discontinued operations of $0.6 million compared to income from discontinued operations of $2.4 million for the year ended December 31, 2012. During the year ended December 31, 2012, we discontinued an operation that was used for regrinding materials to produce loosefill insulation. Substantially all materials subject to regrinding in this operation were provided by a single supplier. The contract under which the materials were obtained was terminated during 2012. As a result, the associated operation was discontinued. A gain of $4.5 million was recorded as a result of the cancelled contract. During 2013, we elected to discontinue operations in certain underperforming markets.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net revenue

For the year ended December 31, 2012, net revenue increased $62.8 million, or 26.3%, to $301.3 million from $238.4 million during the year ended December 31, 2011. The increase in net revenue included revenue from acquisitions of approximately $14.0 million. Of the remaining $48.8 million increase in net revenue, approximately $37.1 million, or 59.1% of the increase, was predominantly attributable to growth in the number of completed jobs in the residential new construction end market. The remaining increase in net revenue of approximately $11.7 million, or 18.6% of the increase, resulted from a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these, no one factor was more significant than any other. For the year ended December 31, 2012, approximately 25% of the increase in our net revenue was generated by 6% of our branches with approximately 50% of our branches, including acquired branches, accounting for 82% of the increase.

Cost of sales

For the year ended December 31, 2012, cost of sales increased $46.0 million, or 25.4%, to $227.2 million from $181.2 million during the year ended December 31, 2011. The increase in cost of sales included increases from acquired businesses of approximately $10.0 million. Of the remaining $36.0 million in increases, approximately $28.2 million, or 61.3% of the increase, was predominantly attributable to increased growth in the number of completed jobs in the residential new construction end market. Additionally, cost of sales increased $9.9 million, or 21.5% of the increase, as a result of a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these items, no one was more significant than the other. Improved leverage of our branch cost structures resulted in cost of sales improvement of approximately $2.1 million.

Operating expenses

Selling

For the year ended December 31, 2012, selling expenses increased $1.4 million, or 7.4%, to $19.8 million from $18.4 million for the year ended December 31, 2011. This increase was due to increases in wages and commissions of $0.6 million and $2.3 million, respectively, to support higher sales and was offset by a reduction in bad debt expense of approximately $1.7 million. Selling expenses declined by 1.2% as a percentage of net revenue for the year ended December 31, 2012 as compared to the year ended December 31, 2011, as a result of bad debt expense and wages comprising a lower percentage of net revenue.

Administrative

For the year ended December 31, 2012, administrative expenses increased $10.7 million, or 23.3%, to $56.3 million from $45.7 million for the year ended December 31, 2011. During the years ended December 31, 2012 and December 31, 2011, we recorded a $4.7 million and $0.8 million non-cash compensation charge, respectively. Excluding non-cash compensation, administrative expenses increased $6.8 million, or 15.1%, which was due to increased wages and benefits costs of $6.9 million and facility costs of $0.6 million, along with a decrease in other administrative expenses of approximately $0.7 million. A decrease of Recapitalization transaction fees of $2.7 million incurred in 2011 was offset by increased costs in general liability insurance, travel and other office and facility expenses.

Management fees, related parties

For the year ended December 31, 2012, management fee expenses decreased $0.5 million, or 9.7%, to $4.3 million from $4.8 million for the year ended December 31, 2011. For the year ended December 31, 2011, management fees represented amounts charged to us by IBP Holding Company, one of our indirect stockholders and a related party, for corporate office personnel expenses under agreements originally entered into in March 2004 and October 2007. These agreements terminated and the associated fees were no longer charged to us beginning in January 2012 as a result of our Recapitalization. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013, and we do not expect to incur management fees going forward. Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us. As such, he did not receive salary or bonus for 2012. The costs of Jeff Edwards’ services were paid through the management agreements. See the sections of this prospectus captioned “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions—Management Agreements.”

Gain on litigation settlement

For the year ended December 31, 2012, a net gain on a litigation settlement of $7.0 million was recognized due to the settlement in 2012 of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers.

Amortization

For the year ended December 31, 2012, amortization expense decreased by $0.7 million, or 18.6%, to $3.1 million from $3.8 million during the year ended December 31, 2011. The decrease period-over-period was driven by intangible asset impairments recorded during 2011 in the amount of $1.7 million, which brought down the total gross intangible asset value thus reducing amortization on a going-forward basis.

Other

For the year ended December 31, 2012, other operating expenses decreased by $2.3 million, or 136.0%, to ($0.6) million from $1.7 million during the year ended December 31, 2011. The decrease period-over-period resulted from an impairment charge in 2011 related to the impairment of certain customer relationships and trademark and trade name intangible assets. For the year ended December 31, 2012, other income was comprised primarily of a $1.0 million gain associated with insurance claims for a fire that occurred at one of our branches that was partially offset by a $0.4 million impairment of intangibles.

Other expense (income)

Interest expense

For the year ended December 31, 2012, interest expense was $2.0 million, compared to $3.7 million for the year ended December 31, 2011. This decrease of $1.7 million was a result of lower average outstanding borrowings under our revolving credit facility combined with lower average borrowing rates. For the year ended December 31, 2012, we recorded no related-party interest expense, compared to $3.3 million for the year ended December 31, 2011. This decrease was the result of the extinguishment of related-party debt in 2011 in connection with our Recapitalization. Refer to “—Our Recapitalization” and Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion regarding our organization and recapitalization.

Gain on extinguishment of debt

For the year ended December 31, 2011, gain on extinguishment of debt was $18.5 million related to the extinguishment of debt associated with our Recapitalization. In connection with our Recapitalization, we entered into a series of transactions through which the majority of our then-outstanding debt was cancelled or forgiven. The $18.5 million gain represents the difference in the carrying amount of debt and the fair value of the debt recognized. Refer to “—Our Recapitalization” and Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion regarding our organization and recapitalization.

Other

For the year ended December 31, 2012, other income was $0.1 million compared to other expense of $0.2 million for the year ended December 31, 2011.

Income tax provision

In 2011, we recorded an income tax provision of $1.4 million on our loss from continuing operations of $5.7 million, or an effective rate of (25.2%). The 2011 provision was primarily driven by the impact of the Recapitalization, as well as the recognition of non-deductible losses recorded in 2011. In 2012, we recorded an income tax provision of $0.6 million on our loss from continuing operations of $3.7 million, or an effective rate of (14.8%). The 2012 provision was primarily driven by the impact of non-deductible stock compensation recorded in 2012, and to a lesser extent an increase of our valuation allowance on net operating losses.

Loss from discontinued operations, net

For the year ended December 31, 2012, we had income from discontinued operations of $2.4 million compared to a loss from discontinued operations of $1.8 million for the year ended December 31, 2011. During the year ended December 31, 2012, we discontinued an operation that was used for regrinding materials to produce loosefill insulation. Substantially all materials subject to regrinding in this operation were provided by a single supplier. The contract under which the materials were obtained was terminated during 2012. As a result, the associated operation was discontinued. A gain of $4.5 million was recorded as a result of the cancelled supplier contract. During the year ended December 31, 2011, we elected to discontinue locations in certain underperforming markets.

Liquidity and Capital Resources

Our primary capital requirements are to fund working capital needs, operating expenses, acquisitions and capital expenditures and meet required interest payments. Our capital resources primarily consist of cash and borrowings under our revolving credit facility.

The residential construction industry, and therefore our business, experienced a significant downturn that started in 2006. However, beginning in 2012, we saw the first meaningful increase in housing completions since the downturn began. While we have experienced improved profitability and liquidity through 2013, we have invested significantly in working capital due to our increased sales, supported primarily by our revolving credit facility. Additionally, we have utilized capitalized leases to finance an increase in the number of our vehicles.

As of March 31, 2014, we had $5.2 million in cash and $21.1 million of unused borrowing capacity under our revolving credit facility. In addition to cash, we had restricted cash of $1.7 million as of March 31, 2014, which is a contractually required component of our self-insured retention (“SIR”) general liability insurance policy and our high-deductible workers’ compensation insurance policies to ensure payment under these programs.

We believe that our cash flows from operations, combined with our current cash levels and available borrowing capacity, will be adequate to support our ongoing operations and to fund our debt service requirements, capital expenditures and working capital for at least the next 12 months.

Historical cash flow information

Working capital

We carefully manage our working capital and operating expenses. As of March 31, 2014 and December 31, 2013, 2012 and 2011, our working capital was 5.6%, 7.2%, 7.6% and 7.7% of net revenue, respectively. While we continue to look for opportunities to reduce our working capital as a percentage of net revenue, we may decide in the future to negotiate additional discounted payment terms with our vendors. While this would reduce our cost of sales, it would decrease our cash flow from operations.

Working capital was $23.8 million, $31.1 million, $23.0 million and $18.4 million as of March 31, 2014 and December 31, 2013, 2012 and 2011, respectively.

Accounts receivable, net, remained relatively flat with a decrease of $0.4 million as of March 31, 2014 as compared to December 31, 2013. The increase in accounts receivable, net, of $12.3 million as of December 31, 2013 as compared to December 31, 2012 and the increase of $11.7 million as of December 31, 2012 as compared to December 31, 2011, is primarily a result of higher net revenue. Days sales outstanding as of March 31, 2104 and December 31, 2013, 2012 and 2011 were approximately 49.2, 49.3, 55.9 and 52.6 days, respectively. The fluctuation in days sales outstanding is impacted by increases or decreases in the accounts receivable balance as compared to net revenue for the same period.

Inventory, net, increased $1.5 million as of March 31, 2014 as compared to December 31, 2014 as a result of the need to increase inventory balances to support higher anticipated sales in 2014. The increase in inventory, net, of $3.0 million as of December 31, 2013 as compared to December 31, 2012 and $4.4 million as of December 31, 2012 as compared to December 31, 2011, is primarily a result of higher net revenue. Inventory turns as of March 31, 2014 and December 31, 2013, 2012 and 2011 were approximately 9.0, 10.1, 8.8 and 7.5, respectively.

Deferred expenses related to the initial public offering completed in February 2014, all of which were netted against proceeds from the offering, totaled $5.2 million as of December 31, 2013. There were no such balances as of the three months ended March 31, 2014, or the years ended December 31, 2012 or 2011. Refer to Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for further information.

The decrease in other current assets of $1.4 million as of March 31, 2014 as compared to December 31, 2013 is a result of lower material rebate receivables primarily due to a large rebate received during the first quarter of 2014. Other current assets increased $0.2 million as of December 31, 2013 as compared to December 31, 2012. Other current assets also increased $1.3 million as of December 31, 2012 as compared to December 31, 2011 primarily due to increased material rebates receivable due to our higher purchases to support the revenue growth.

Accounts payable, net, increased $3.4 million as of March 31, 2014 as compared to December 31, 2013, $5.8 million as of December 31, 2013 as compared to December 31, 2012, and $7.5 million as of December 31, 2012 as compared to December 31, 2011, primarily as a result of changes in the volume of inventory purchases due to higher net revenue leading up to each balance sheet date.

Accounts payable, related party, increased $0.5 million as of March 31, 2014 as compared to December 31,

2013 due to the acquisition of U.S. Insulation, an entity that purchases from one of our related parties. Accounts payable, related party, decreased $1.6 million as of December 31, 2013 as compared to December 31, 2012 due to a reduction of certain payables due to lower purchases from one related party. Accounts payable, related party, increased $2.1 million as of December 31, 2012 as compared to December 31, 2011 due to beginning to purchase materials from one related party.

Accrued liabilities decreased $1.6 million as of March 31, 2014 as compared to December 31, 2013, due to changes in employee incentive accruals. Accrued liabilities increased $3.4 million as of December 31, 2013 as compared to December 31, 2012, primarily due to increases in operating expenses required to support the increasing level of net revenue. Accrued liabilities increased $0.6 million as of December 31, 2012 as compared to December 31, 2011.

Cash flow from operating activities

Net cash provided by operating activities was $5.0 million for the three months ended March 31, 2014 as compared to net cash used in operating activities of $8.6 million for the three months ended March 31, 2013, which represents a total change in cash flows from operating activities of $13.6 million. This increase in cash flow was due to a $5.8 million decrease in change in accounts receivable from operations, a $4.3 million decrease in change in income taxes receivable, a $2.2 million decrease in change in material rebate receivable, additional depreciation and amortization expense of $1.1 million, additional net income of $0.9 million, all offset by a use of cash due to various other items of $0.7 million.

Net cash provided by operating activities was $4.2 million for the year ended December 31, 2013 as compared to net cash provided by operating activities of $4.6 million for the year ended December 31, 2012. This decrease in cash flow was due to a $5.9 million increase in change in accounts receivable from operations from the increased revenue during the period as well as a $4.9 million change in income taxes payable, and a $4.7 million reduction in noncash stock compensation, all offset partially by a $7.9 million increase in net income, $3.7 million increase in depreciation on property and equipment, a $3.1 million increase in change in other liabilities, and a $0.4 million net decrease in other adjustments to net income.

Net cash provided by operating activities was $4.6 million for the year ended December 31, 2012 as compared to net cash used in operating activities of $12.8 million for the year ended December 31, 2011. This increase in cash flow was attributable to the decrease in net loss of $7.1 million and an increase in adjustments to net loss of

$16.8 million, which was primarily due to the gain on extinguishment of debt of $18.5 million that occurred in 2011. This increase was offset by a decrease in the change in current assets and liabilities of $6.5 million, which primarily related to a decrease in accounts receivable of $1.3 million and an increase in other liabilities of $4.1 million.

Cash flows from investing activities

Net cash used in investing activities was $2.6 million for the three months ended March 31, 2014 as compared to net cash used in investing activities of $1.1 million for the three months ended March 31, 2013, which represents a total change in cash flows from investing activities of $1.5 million. The 2014 acquisition of U.S. Insulation used $2.0 million compared to the 2013 acquisition of Ace which used $0.7 million, an increase of $1.3 million cash used. The remaining $0.2 million change in net cash used in investing activities is primarily due to purchases of property and equipment.

Net cash used in investing activities was $2.5 million for the year ended December 31, 2013 as compared to net cash used in investing activities of $2.7 million for the year ended December 31, 2012. The decrease in cash used was primarily the result of an increase of $1.1 million in proceeds from sale of property and equipment and an increase in cash purchases of property and equipment of $0.3 million, offset partially by an $0.8 million decrease in proceeds from insurance claims and an increase in cash paid for acquisitions of businesses of $0.4 million.

Net cash used in investing activities was $2.7 million for the year ended December 31, 2012 as compared to net cash provided by investing activities of $0.2 million for the year ended December 31, 2011. The decrease in cash flow was primarily the result of an increase of $1.9 million in property and equipment purchased during the year ended December 31, 2012 in addition to cash payments of $0.8 million for business combinations made during the period. No business combinations occurred during the year ended December 31, 2011.

Cash flows from financing activities

Net cash used in financing activities was $1.4 million for the three months ended March 31, 2014 as compared to net cash provided by financing activities of $8.8 million for the three months ended March 31, 2013, which represents a total change in cash flows from financing activities of $10.2 million. The decrease in cash provided was primarily the result of the redemption of our Redeemable Preferred Stock resulting from our initial public offering of $75.7 million, net payments on our revolving line of credit of $8.7 million during the three months ended March 31, 2014 as opposed to proceeds of $10.0 million during the three months ended March 31, 2013, $2.1 million of payments for deferred offering costs, and $1.3 million of other decreases comprised primarily of additional payments on capital lease obligations, all offset by net proceeds from our initial public offering of $87.6 million.

Net cash used in financing activities was $1.5 million for the year ended December 31, 2013 as compared to net cash used in financing activities of $0.5 million for the year ended December 31, 2012. The decrease in cash flow was the result of cash payments for offering costs related to our initial public offering of $4.4 million, an increase of $3.7 million in principal payments on capital lease obligations, and a decrease of $2.5 million in capital contributions, partially offset by an increase of $9.6 million in net proceeds from the revolving line of credit during the year ended December 31, 2013.

Net cash used in financing activities was $0.5 million for the year ended December 31, 2012 as compared to net cash provided by financing activities of $11.9 million for the year ended December 31, 2011. The decrease in cash flow was the result of a decrease of $10.1 million in capital contributions and a decrease of $11.8 million in net proceeds from all lines of credit. These factors were offset by a decrease of $9.4 million in principal payments on long-term debt during the year ended December 31, 2012.

Capital expenditures

Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. Total capital expenditures were $0.8 million, $2.7 million, $2.9 million and $1.1 million for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011, respectively, and primarily related to purchases of vehicles and various equipment to support our operations and increased net revenue.

Revolving credit facility

We entered into our revolving credit facility on November 4, 2011 with Bank of America, N.A. Under the revolving credit facility, our line of credit has a maximum limit of $50.0 million. Amounts outstanding under the revolving credit facility are due May 4, 2016 with interest at the greater of 1) the Eurodollar rate, or the London Interbank Offered Rate, or LIBOR, or 2) the alternate base rate, which approximates the prime rate, plus a margin based on the type of rate applied. At our option, we may elect borrowings to be accounted for under LIBOR contracts with a minimum of $1.0 million as long as no more than five LIBOR loans are outstanding at once. All loans not under LIBOR contracts are automatically charged interest at the alternate base rate. As of March 31, 2014, we had $16.0 million outstanding under our revolving credit facility at 1-month LIBOR including margin (2.25%) and $2.6 million outstanding at the prime rate including margin (4.25%).

Our revolving credit facility permits borrowings based on a stated percentage of eligible accounts receivable and inventories. We are required to pay a monthly fee of 0.375% per annum on the average unused commitment under our revolving credit facility. Borrowings outstanding under our revolving credit facility are collateralized by a first priority lien on all assets, including, but not limited to, all real estate, property, equipment, receivables and inventories. In addition, the borrowing base under our revolving credit facility may be reduced by the sum of letter of credit obligations, inventory reserves and reserves relating to claims that may be reasonably expected to be asserted against the collateral securing such credit facility, among other specified amounts. Our revolving credit facility also contains various customary restrictive non-financial covenants and a change in control and event of default provision.

Our revolving credit facility also allows us to issue letters of credit not to exceed $10.0 million in the aggregate. To support our insurance programs, we had $7.2 million of letters of credit outstanding as of March 31, 2014.

Certain subsidiaries of Installed Building Products, Inc. are borrowers under our revolving credit facility, Installed Building Products, Inc. and certain other of its subsidiaries are guarantors of our revolving credit facility.

Our revolving credit facility contains certain customary representations and warranties and affirmative and negative covenants, including financial reporting requirements and covenants limiting our indebtedness, investments, liens, restricted payments, asset sales, affiliate transactions, hedging agreements, restrictive agreements, equity issuances by subsidiaries, leases, mergers and acquisitions as of March 31, 2014, we were in compliance with all affirmative and negative covenants in our revolving credit facility. In addition, if minimum availability under our revolving credit facility falls below a certain threshold, the facility requires that we satisfy a fixed charge coverage ratio test. With respect to restrictions on acquisitions, certain acquisitions are permitted if (1) our pro forma fixed charge coverage ratio is at least 1.10 to 1.00 as of the recently ended measurement period and the pro forma availability under our revolving credit facility immediately before and after making such acquisition, and the average pro forma availability for the 30 days prior to such acquisition, is at least $5.0 million or (2) the pro forma availability immediately before and after making such acquisition, and the average pro forma availability for the 30 days prior to such acquisition, is at least $10.0 million.

We are currently in discussions to enter into a new credit facility following this offering, which may include an increase in commitments. While we expect to replace our existing revolving credit facility in the second or third quarter of 2014, we cannot guarantee such timing or that we will replace our existing revolving credit facility at all. While we do not know the exact terms of the replacement credit facility, we would expect to be subject to continued negative covenants and compliance with certain financial ratios.

Letters of Credit and Bonds

We use letters of credit to secure our performance under our general liability and workers compensation insurance programs. Our workers compensation insurance program is considered a high deductible program whereby we are responsible for the cost of claims under $0.8 million. If we do not pay these claims, our insurance carriers are required to make these payments to the claimants on our behalf. Our general liability insurance program has an SIR of $0.4 million whereby we are responsible for all claims below the SIR, and the insurance company only has liability above the SIR. As of March 31, 2014, we had $7.2 million of outstanding letters of credit and $1.7 million in cash securing our performance under these insurance programs. We occasionally use performance bonds to ensure completion of our work on certain larger customer contracts that can span multiple accounting periods. As of March 31, 2014, we had approximately 14 performance bonds outstanding, totaling $1.6 million. Performance bonds generally do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. As of March 31, 2014, we had approximately 203 permit and license bonds outstanding, totaling $4.2 million. Permit and license bonds are typically issued for one year and are required by certain municipalities when we obtain licenses and permits to perform work in their jurisdictions.

Contractual Obligations

In the table below, we set forth our enforceable and legally binding obligations as of March 31, 2014. Some of the amounts included in the table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table.

	Payments due by years
	(in thousands)
	Total	Remainder of 2014	2015	2016	2017	2018	Thereafter
Long-term debt obligations (1)	$20,368	$473	$750	$18,978	$134	$33	$—
Capital lease obligations (2)	27,100	7,473	8,277	5,844	3,397	1,712	397
Operating lease obligations (3)	15,256	3,885	3,944	2,829	1,519	1,016	2,063
Purchase obligations (4)	51,383	15,807	13,341	13,341	8,894	—	—

(1)	Long-term debt obligations include estimated interest payments. In determining estimated interest payments, we utilized the current market rates, including the 1-month LIBOR including margin (2.25%) and the prime rate including margin (4.25%). Additionally, our estimated interest payments have been calculated assuming that our debt balance as of March 31, 2014 remains outstanding in line with the above-disclosed payment schedule. Long-term debt obligations include amounts outstanding under our revolving credit facility.
(2)	We maintain a fleet of production vehicles under a capital lease structure. The leases expire on various dates through March, 2019. We anticipate continuing the leasing of production vehicles to include new vehicles to support the increasing number of installation jobs in our business as well as to replace aging vehicles. Capital lease obligations, as disclosed above, include estimated interest expense payments. In determining expected interest expense payments, we utilize the current market rate.
(3)	We lease certain locations, vehicles and equipment under operating lease agreements, including, but not limited to, corporate offices, branch locations and various office and operating equipment. In some instances, these location lease agreements exist with related parties. Refer to Note 10 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements, included elsewhere in this prospectus for further information regarding related party transactions.
(4)

We have two supply contracts with minimum purchase requirements at market rates. One of these contracts has been formally suspended until further negotiations take place, which we expect to occur in the fourth quarter of 2014. The amounts in the above table represent our best estimate as to the prices that will be payable for the minimum volume of purchases that must be made under the contracts, including the suspended contract. Amounts for the suspended contract have been calculated based on known information and assuming we will be obligated for all amounts.

Off-Balance Sheet Arrangements

As of March 31, 2014 and December 31, 2013 and 2012, other than operating leases and purchase obligations described above, letters of credit issued under our revolving credit facility and performance and license bonds, we had no material off-balance sheet arrangements with unconsolidated entities.

INFLATION

Our performance is dependent to a significant extent upon the levels of U.S. residential new construction spending, which is affected by factors such as interest rates, inflation, consumer confidence and unemployment. We do not believe that inflation has had a material impact on our business, financial condition or results of operations during the past two fiscal years.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported using different assumptions or under different conditions. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. We provide discussion of our more significant accounting policies, estimates and judgments used in preparation of our consolidated financial statements below.

Revenue Recognition

Revenue from the sale and installation of products is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) the ability to collect is reasonably assured. Revenue from the sale and installation of products is recognized net of adjustments and discounts and at the time the installation is complete.

Goodwill

Goodwill results from business combinations and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets.

Goodwill is assigned to and tested for impairment at a reporting unit level. We have one operating segment and our branches meet the definition of components as they are businesses for which discrete financial information is available and whose operating results are reviewed by management. In accordance with the guidance outlined in Accounting Standards Codification, or ASC, 350-20, our components qualify to be aggregated into one reporting unit for goodwill impairment testing purposes.

Annually, or if conditions indicate an earlier review is necessary, we assess qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount and if it is necessary to perform the quantitative two-step goodwill impairment test.

At October 1, 2013, our measurement date, we performed a step one analysis and compared the carrying value of the reporting unit to an estimate of the reporting unit’s fair value to identify potential impairment. There was no goodwill impairment in 2011, 2012 or 2013. The estimated fair value of the reporting unit was substantially in excess of the carrying value at October 1, 2013.

The estimate of the reporting unit’s fair value is determined by weighting a discounted cash flow model and a market-related model. The estimate of the reporting unit’s fair value involves significant unobservable inputs (Level 3). These Level 3 inputs are primarily our forecasts utilized in the discounted cash flow model and our determination of the weight applied to each of the aforementioned models. Our forecasts include current and projected future levels of cash flow based on management’s plans, business trends, prospects, market and economic conditions and market-participant considerations. Our forecasts are based upon the best information available at the measurement date; however, actual results may vary from the forecasts and thus the forecasts represent a Level 3 input. We take our forecasts and apply a discount rate commensurate with our capital structure and the cost of capital of comparable market participants, giving appropriate consideration to the prevailing borrowing rates within our industry, to arrive at our discounted cash flow model. We elected to weight the discounted cash flow model and market related model, placing more weight on the discounted cash flow model. We believe the discounted cash flow approach more appropriately captures the specific growth and risk profile of the reporting unit, whereas the market approach requires a qualitative assessment of the reporting unit’s risk profile and growth prospects compared to reasonably similar publicly-traded companies. In periods where both models produce significantly equivalent results we may elect to use the results of the discounted cash flow model only.

If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed to determine the amount of the potential goodwill impairment. If impaired, goodwill is written down to its estimated implied fair value.

Taxes

We account for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of our assets and liabilities.

Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, the ability to produce future taxable income, tax planning strategies available and recent financial operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions, including the amount of future federal and state pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize tax liabilities for uncertain tax positions and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available.

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid. We are subject to income taxes in the United States which includes numerous state and local jurisdictions. Significant judgments and estimates are required in determining the income tax expense.

Stock-based compensation

We estimate the value of stock-based awards on the date granted and each subsequent balance sheet date for liability awards. The Employee Puts are deemed to be liability-classified instruments that are directly associated with the awards. As such, both the awards and the Employee Puts are accounted for as liability-classified instruments as of the issuance date of the Employee Put. During the period for which the Employee Puts are exercisable, both the Employee Puts and the associated awards are remeasured to fair value each reporting period. In the absence of a publicly traded market, the fair market value of the put options and underlying shares are estimated primarily using discounted cash flow and, secondarily, other market-related models using current industry trends. In determining the estimated future cash flow, we consider and apply certain estimates and judgments, including current and projected future levels of income based on management’s plans, business trends, prospects and market and economic conditions and market-participant considerations. The adjustment to the carrying value is based upon an equity rate of return for a public company in our industry with similar financial trends and characteristics. The determined fair value of our common stock is used to determine the value of the membership interest units based on their ownership interest. The membership interest units and related put options are recorded at fair value as compensation expense.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2013, the FASB issued ASU 2013-12, “Definition of a Public Business Entity: An Addition to the Master Glossary.” This update amends the Master Glossary of the FASB Accounting Standards Codification to include one definition of public business entity for future use in U.S. GAAP. This update also identifies the types of business entities that are excluded from the scope of the Guide. The amendment specifies that an entity that is required by the SEC to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity. Based on this definition we have concluded that the Company is a public business entity under the new standard. There is no effective date for the amendment; however, the term “business public entity” will be used in future Accounting Standards Updates. We have concluded that this ASU will not have a material impact on our consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendment clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 and should be retrospectively applied to all comparative periods presented. We have concluded that this ASU will not have a material impact on our consolidated financial statements because we have already implemented the provisions of ASU 2011-11 and the scope clarification does not change our position for the year ended December 31, 2013.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)”. This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. We have concluded that this ASU will not have a material impact on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The amendments in this update change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning on or after December 15, 2014. We are still evaluating whether this ASU will have a material impact on our consolidated financial statements.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies, including reduced disclosure about executive compensation arrangements. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the first sale of our common stock pursuant to an effective registration statement, or February 12, 2019, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced burdens.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We chose to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Quantitative and Qualitative Disclosure on Market Risks

We are exposed to market risks related to fluctuations in interest rates on our outstanding variable rate debt. As of December 31, 2013, we had approximately $27.3 million outstanding under our revolving credit facility and approximately $22.0 million outstanding under various capital leases. A hypothetical one percentage point increase (decrease) in interest rates on our variable rate debt would increase (decrease) our annual interest expense by approximately $0.5 million.

For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. We did not utilize swaps, forward or option contracts on interest rates or commodities, or other types of derivative financial instruments during 2012 or 2013. We have not entered into and currently do not hold derivatives for trading or speculative purposes.

Our Business

OUR COMPANY

We are the second largest new residential insulation installer in the United States based on our internal estimates, with a national platform consisting of over 100 locations serving customers in 46 states and the District of Columbia. We believe we have the number one or two market position for new single-family insulation installation in more than half of the markets in which we operate, based on permits issued in those markets. We also install complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors, which provide cross-selling opportunities to supplement our insulation installation business. For the year ended December 31, 2013, we generated net revenue of $431.9 million, Adjusted EBITDA of $25.5 million and net income of $6.0 million. This represents a 43.4% increase in net revenue and a 4.1 times increase in Adjusted EBITDA as compared to the year ended December 31, 2012. Approximately 79% of our net revenue in the year ended December 31, 2013 was derived from sales to the U.S. residential new construction market. For the three months ended March 31, 2014, we generated net revenue of $105.9 million, Adjusted EBITDA of $4.2 million and net income of $0.4 million. This represents a 15.2% increase in net revenue and an 86.1% increase in Adjusted EBITDA, as compared to the three months ended March 31, 2013.

Net Revenue for the twelve months ended March 31, 2014

We manage all aspects of the installation process for our customers, from our direct purchase and receipt of materials from national manufacturers, to our timely supply of materials to job sites and quality installation. Installation of insulation, which includes air sealing, is a critical phase in the construction process, as certain interior work cannot begin until the insulation phase passes inspection. We benefit from our national scale, long-standing supplier relationships and a broad customer base that includes production and custom homebuilders, multi-family and commercial contractors, and homeowners. During each of the past five years, no single customer accounted for more than 3% of our net revenue.

Our business began in 1977 with one location in Columbus, Ohio. In the late 1990s, we began our acquisition strategy with the goal of creating a national platform. Since 1999, we have successfully completed and integrated over 90 acquisitions, which has allowed us to generate significant scale and to diversify our product offering while expanding into some of the most attractive housing markets in the United States. Over the past several years, our net revenue has increased at a faster rate than our operating expenses, resulting in an improved cost structure and a more efficient and scalable operating model to improve our financial performance and returns on invested capital. We believe we are well positioned to continue to grow our business through the ongoing housing recovery, market share gains and acquisitions. We estimate that we have grown our share of the U.S. residential new construction insulation installation market from approximately 5% as of December 31, 2005 to approximately 15% as of December 31, 2013, based on total U.S. housing completions.

INDUSTRY OVERVIEW AND TRENDS

Housing End Market. Our business is driven primarily by the U.S. residential new construction market. According to the U.S. Census Bureau, total housing starts averaged approximately 1.6 million per year from 1968 to 2006. From 2007 to 2013, housing starts averaged approximately 817,000 per year, reaching a low in 2009 of approximately 554,000. After remaining relatively flat in 2010 and 2011, the housing industry started to recover in 2012 and 2013, with U.S. housing starts increasing to approximately 781,000 and 927,000, respectively, which are the highest levels achieved since 2008.

Historical and Forecast U.S. Housing Starts

Source: U.S. Census Bureau for historical starts data; Blue Chip for starts forecasts.

We believe that a new home construction recovery is currently underway on a national basis, which is being driven by key macroeconomic factors, including improved consumer confidence, increasing household formation and attractive levels of new home affordability. According to Blue Chip, housing starts are expected to grow by 13% in 2014 to reach approximately 1.1 million and by 21% in 2015 to reach approximately 1.3 million. We continuously monitor housing market growth trends across the United States in order to allocate our resources to maximize operating efficiencies and assess geographic expansion opportunities.

Other End Markets. We also install building products, including insulation, for the commercial construction and repair and remodel end markets. The McGraw Hill 2013 Dodge Construction Outlook (third quarter update) forecasts a 17% year-over-year increase in square footage for commercial construction in 2014. We also expect to experience an increase in repair and remodel activity as the overall housing market recovery progresses.

Insulation Market. We compete primarily in the U.S. residential new construction insulation installation market, which we believe exceeded $1.5 billion of sales in 2013 and $4.0 billion of sales in 2005. Sales in the U.S. residential new construction insulation installation market are tied to trends in the housing market. We estimate that the top three insulation installers comprise approximately half of the total market. The remainder of the market is highly fragmented and is comprised primarily of smaller, privately owned, local companies, many of which lack scale and have limited access to capital.

Insulation and energy efficiency standards. The amount of insulation in a new home is regulated by various building and energy codes, which establish minimum thermal and air sealing performance requirements. These codes are typically updated with more stringent requirements every three years. The most recent of these code enhancements to be adopted is the 2012 IECC. As of May, 2014, 10 states had adopted the 2012 IECC, and the U.S. Department of Energy projects that 21 states will have adopted standards at the 2012 IECC level or higher by 2015. We believe that new residential insulation demand will increase as a result of increased adoption of the 2012 IECC by states and municipalities.

Installation and homebuilders. Builders value the benefits of using a qualified and experienced installer. These benefits include expertise in installing insulation and other products, knowledge of local building codes, timely supply of materials to job sites and management of installer labor. According to the NAHB, insulation comprises 1.8% of the total construction cost of a typical single-family home.

OUR COMPETITIVE STRENGTHS

We believe we benefit from the following competitive strengths:

Local market leadership with national scale

•	We are the second largest new residential insulation installer in the United States based on our internal estimates. We installed insulation in more than 90,000 homes in 2013 and operate in over 70% of the 50 largest housing markets across the United States, as measured by U.S. Census Bureau population estimates.

•	Our local branch operations have earned a reputation for timely and quality installations, positioning us, we believe, as the number one or number two insulation installer for new single-family insulation installation in more than half of the markets we serve, based on permits issued in those markets.

•	Our branches have expertise in local building codes and energy-efficient building practices, and strong working relationships with homebuilders and on-site construction managers.

•	Our regional managers, local branch managers and sales force have significant experience in the industry and have spent an average of more than 10 years with our operations.

Proven ability to gain market share

•	We estimate that we have increased our market share in the U.S. residential new construction insulation installation market from approximately 5% to approximately 15% from December 31, 2005 to December 31, 2013, based on total U.S. housing completions.

•	We have increased our net revenue divided by total U.S. housing completions by 242% from 2005 to 2013. We believe that our ability to increase net revenue performance over this period, despite a 60% decline in the number of total U.S. housing completions over this period, was the result of our acquiring local installation operations, gaining market share organically, cross-selling complementary installation services and installing more insulation per home due to the adoption of more energy efficient building codes.

Net Revenue Divided by Total U.S. Housing Completions

Source: U.S. Census Bureau for housing completions data.

Proven acquisition track record

•	Since 1999, we have completed over 90 acquisitions.

•	We have a proven ability to identify operations that meet our disciplined acquisition criteria and to successfully integrate them to realize synergies within our scalable infrastructure.

•	Our ability to retain local employees, trademarks, trade names and long-term customers has been an important component of our successful acquisition strategy.

Highly efficient and scalable operating model

•	Our national platform and long-standing supplier relationships allow us to leverage economies of scale to deliver attractive margins.

•	Our web-based information system facilitates the complete proposal-to-collection process with a customizable platform that supports local market needs, while also enabling efficient centralized accounting and in-depth data analysis.

•	Our local branch operations benefit from dedicated corporate services related to purchasing, safety practices, claims and risk management, regulatory compliance and human resources support.

Highly experienced and incentivized management team

•	Our management team has led us through multiple housing industry cycles, providing valuable continuity and a demonstrated ability to improve operations and grow our business both organically and through acquisitions.

•	Each of our executive officers has more than 10 years of experience with us. They and our regional presidents average more than 20 years of experience in the building products and construction industries.

•	Our senior management team is highly incentivized to succeed. Jeff Edwards, our Chief Executive Officer and Chairman, and our directors and executive officers will beneficially own approximately 30.2% and 44.7%, respectively, of our common stock after this offering.

OUR GROWTH STRATEGY

Our objective is to leverage our competitive strengths to increase stockholder value through the following key strategies.

Capitalize on the new construction market recovery

•	Approximately 79% of our net revenue in the year ended December 31, 2013 was derived from sales to the U.S. residential new construction market. According to Blue Chip, housing starts are expected to grow by approximately 13% in 2014 and approximately 21% in 2015.

•	We estimate that our current addressable market, measured by the total number of permits issued in the markets we serve, has grown from approximately 24% of total new U.S. residential building permits for the year ended December 31, 2005 to approximately 55% for the year ended December 31, 2013.

•	Our diversified customer base includes an attractive mix of production and custom homebuilders, ranging from national homebuilders to regional and local homebuilders as well as multi-family and commercial contractors, which we believe will enable us to grow through all stages of the housing recovery.

•	We will continue to emphasize sourcing direct from manufacturers, local pricing discipline and working capital management to maximize our operating leverage and improve our market position.

Continue to gain market share through organic growth

•	We believe we will continue to gain organic market share, aided by our national scale and local presence, quality service and ability to hire, train and retain installers.

•	We expect to continue to strengthen our leading national market position, as many of our competitors lack the access to capital required to keep pace with the U.S. housing market recovery.

•	We will continue to pursue cross-selling opportunities in garage doors, rain gutters, shower doors, closet shelving and mirrors and other complementary products. We estimate that our net revenue contributed by these products divided by total U.S. housing completions has grown from approximately $51 in 2005 to approximately $146 in 2013, a 187% increase.

Pursue value-enhancing strategic acquisitions

•	The highly fragmented nature of our industry allows for both geographic expansion and existing market tuck-in acquisitions.

•	We will continue to identify and pursue strategic acquisitions, based on our acquisition criteria that include local brand strength and quality of the local management and labor force.

•	We believe we will continue to achieve synergies from our acquisitions due to our national buying power, value-enhancing technology and proven operating platform.

Maximize benefits from energy efficiency standards and industry trends

•	We expect to increase our net revenue as building codes continue to require higher energy efficiency and homeowners become more focused on energy conservation.

•	A return to the historic mix of single-family and multi-family new home construction activity, as forecasted by the NAHB, is expected to further increase insulation demand.

•	Approximately 11% of our net revenue was derived from sales made to the commercial construction end market for the year ended December 31, 2013. According to the McGraw Hill 2013 Dodge Construction Outlook (third quarter update), square footage for commercial construction starts is expected to increase 17% year-over-year in 2014.

OUR OPERATIONS

We manage all aspects of the installation process for our customers, from our direct purchase and receipt of materials from national manufacturers, to our timely supply of materials to job sites and quality installation:

•	In each of our markets, our branch management and staff foster close working relationships with local customers.

•	Our branch management hires and trains installers with a focus on quality, safety and timely installation.

•	Our branch sales staff analyzes construction plans and measures the installation job to prepare customer proposals that comply with local building codes and energy efficiency standards and otherwise meet customer requirements.

•	Our branches order and receive delivery of materials direct from national manufacturers.

•	Our branches break bulk and load required materials onto our vehicles for each job, and manage installer schedules to ensure timely installation that meets our customer’s scheduling requirements.

•	For each phase of product installation, our installers prepare the job site, professionally install the materials to pass inspection, clean-up when the installation is complete and return unused materials to the branch.

Our Installation Process

Our customers generally select their building products installer based on quality and timeliness of service, knowledge of local building codes, pricing, relationships and reputation in the market. For these reasons, we emphasize the importance of developing and maintaining customer relationships at the local level and rely heavily on the knowledge and experience of our branch management and staff.

Once we are selected for an installation job, our branch staff coordinates with our customer to ensure that the job is completed in a quality manner and within the customer’s production schedule. Throughout the construction process, our branch sales and supervisory staff and installation teams, typically consisting of a senior installer and one or two other installers, make frequent site visits to ensure timely and proper installation and to provide general service support. We believe a high level of service is valued by our customers and generates customer loyalty. There are typically three phases to complete an insulation installation: (i) basement insulation installation; (ii) air sealing of the structure and installation of insulation in the exterior walls; and (iii) insulation for the ceiling and attic. We also assist the builders with coordinating inspection. In addition to visiting a job site during each of these three phases, we will return to a building site when we are selected to install other products such as garage doors, rain gutters, shower doors, closet shelving or mirrors. We believe that our ability to consistently complete our installations within a customer’s production schedule is recognized by our customers and is a key component of our high level of service.

Insulation

Overview

We are the second largest new residential insulation installer in the United States based on our internal estimates. Insulation installation comprised approximately 74% of our net revenue for the year ended December 31, 2013. We handle every stage of the installation process, including material procurement, project scheduling and logistics, multi-phase professional installation and field quality inspection.

Insulation Materials

We offer a wide range of insulation materials, including:

•	Fiberglass Insulation – Fiberglass insulation is made of fibrous glass that is held together by a thermoset resin creating insulating air pockets. It typically contains an average of 50% recycled content. It is available in two forms: batts (also referred to as blankets) and loosefill (also referred to as blown in). Fiberglass is the most widely used residential insulation material in the United States. Installations of fiberglass insulation accounted for approximately 85% of our insulation sales for the year ended December 31, 2013.

•	Spray Foam Insulation – Spray foam insulation is applied at a job site by mixing two chemical components together in specialized application equipment. It is generally polyurethane foam. While typically having the highest insulating and sealing effectiveness of all insulation materials that we offer, it is also typically the most expensive on an installed basis. Spray foam insulation accounted for approximately 10% of our insulation sales for the year ended December 31, 2013.

•	Cellulose Insulation – Cellulose insulation is made primarily of paper and cardboard and has a very high recycled content. Cellulose is only available in loosefill form and is blown into the structure with specialized equipment. Cellulose insulation accounted for approximately 5% of our insulation sales for the year ended December 31, 2013.

Insulation Installation Applications

Local building codes typically require insulation to be installed in multiple areas of a structure. Each of these areas is frequently referred to as a phase of the insulation installation process and requires a separate trip to the job site by our installers at different points in the construction of a structure. Building practice and the inspection process differ geographically and call for our involvement at different times during the construction process. We provide installation of insulation and sealant materials in all areas of a structure, which could include:

•	Building Envelope – We insulate the exterior walls of both residential and commercial structures by applying insulation on the wall or between the studs.

•	Attic – We insulate the attics of new and existing residential structures. The attic is the area where the most energy is lost in a home.

•	Basement and Crawl Space – These spaces typically account for the second most energy loss in a structure.

•	Acoustical – Many builder or architect specifications call for acoustical insulation for sound reduction purposes in both residential and commercial structures. This product is generally installed in the interior walls to isolate sound transmission.

In each of these applications, we typically use fiberglass batts, except in attic insulations where we typically install loosefill fiberglass.

Garage Doors

We install and service garage doors and openers in certain of our locations for residential and commercial new construction builders, homeowners and commercial customers. We offer a variety of options from some of the best-known garage door brands. We offer steel, aluminum, wood and vinyl garage doors as well as opener systems. Unlike the other products we install, the garage door business has an ongoing aftermarket service component. Garage door installations and service comprised approximately 8% of our net revenue for the year ended December 31, 2013.

Shower Doors, Shelving and Mirrors

Some of our locations install a variety of shower enclosures, ranging from basic sliding door designs to complex custom designs. We have the ability to meet our customers’ diverse needs by customizing shower enclosures by size and style according to their specifications, such as framing, hardware and glass options. We design and install closet shelving systems in select markets utilizing some of the highest quality products available from national brands. We also offer standard and custom designed mirrors for our customers. Shower doors, closet shelving and mirror installations comprised approximately 6% of our net revenue for the year ended December 31, 2013.

Rain Gutters

Some of our locations install a wide range of rain gutters, which direct water from a home’s roof away from the structure and foundation. Rain gutters are typically constructed from aluminum or copper and are available in a wide variety of colors, shapes and widths. They are generally fabricated and assembled on the job site using specialized equipment. The installation of rain gutters comprised approximately 6% of our net revenue for the year ended December 31, 2013.

Other Building Products

Some of our locations install pre-fabricated fireplaces, waterproofing and other complementary building products. Installation of other building products comprised approximately 6% of our net revenue for the year ended December 31, 2013.

Sales and Marketing

We seek to attract and retain customers through exceptional customer service, superior installation quality, broad service offerings and competitive pricing. Our strategy is centered on building and maintaining these strong customer relationships. We also capitalize on cross-selling opportunities from existing customer relationships and identifying situations where customers may benefit from more than one of our installation service offerings. By executing this strategy, we believe we can continue to generate incremental sales volumes with new and existing customers.

Experienced sales and service professionals are important to our customer growth and increasing our profitability. Retaining and motivating local employees has been an important component of our acquisition and operating strategies. As of December 31, 2013, we employed approximately 290 sales professionals and our sales force has spent an average of more than 10 years with our operations. The local sales staff, which is generally led by the branch manager, is responsible for maintaining relationships with our customers. These local teams work diligently to increase sales by supporting our existing customers with excellent service and value while also pursuing new customers with competitive offerings. In addition to the efforts of our sales staff, we market our product and service offerings on the Internet, in the local yellow pages and through advertisements in trade journals. We conduct substantially all of our marketing through local trademarks and trade names.

Quality Control and Safety

Our quality control process starts with the initial proposal. Our sales staff and managers are knowledgeable about our service offerings and scope of work. They are trained on the manufacturer’s guidelines as well as state and local building codes. Our quality control programs emphasize onsite inspections, training by manufacturers and various certification programs.

We consider risk management and safety to be a core business objective. Significant staffing, funding and other resources are allocated to our management systems that directly impact quality and safety for our employees and our customers. Our branch managers are held accountable for the safety of employees and quality of workmanship at their locations. We provide our employees with on-going training and development programs necessary to generate best in class work quality and safety performance.

CUSTOMERS

We serve a broad group of national, regional and local homebuilders, multi-family and commercial builders, individual homeowners and repair and remodeling contractors. Our top ten customers, which are a combination of national and regional builders, accounted for approximately 9% of net revenue for the year ended December 31, 2013. No single customer accounted for more than 3% of net revenue during the year ended December 31, 2013.

BACKLOG

Due to our customers’ strict demand for timely installation of our products, our installation jobs are scheduled and completed within a short timeframe. We do not consider backlog material to our business.

SUPPLIERS

We have long-term relationships with many of our suppliers and have not experienced any significant disruption in the supply of any of the primary materials we purchase and install. As one of the largest purchasers of fiberglass and spray foam insulation in the United States, we maintain particularly strong relationships with the largest manufacturers of these insulation products. Additionally, the proximity of certain of our branch locations to insulation manufacturers’ facilities provides additional mutual benefits, including opportunities for cost savings and joint planning regarding future production. We also maintain good relationships with suppliers of the non-insulation products we install. We believe that the pricing, terms and rebates we receive from our suppliers, as well as supply assurance, are favorable. We have found that using multiple suppliers helps to ensure a stable source of materials and favorable purchasing terms as suppliers compete to gain and maintain our business. In addition, our national purchasing volumes provide leverage with suppliers. We will continue to pursue additional procurement cost savings and purchasing synergies and at any given time may move some or all of our purchases from one or more of our suppliers.

SEASONALITY

We tend to have higher sales during the second half of the year as our homebuilder customers complete construction of homes placed under contract for sale in the traditionally stronger spring selling season. In addition, some of our larger branches operate in states more impacted by winter weather and as such experience a slowdown in construction activity during the first quarter of the calendar year. This winter slowdown contributes to traditionally lower sales in our first quarter.

The composition and level of our working capital typically change during periods of increasing sales as we carry more inventory and receivables, although this is generally offset in part by higher trade payables to our suppliers. Working capital levels typically increase in the summer and fall seasons due to higher sales during the peak of residential construction activity. The subsequent collection of receivables and reduction in inventory levels during the winter months has typically positively impacted cash flow. In the past, from time to time, we have utilized our borrowing availability under our credit facilities to cover short-term working capital needs.

COMPETITION

We believe that competition in our industry is based on quality and timeliness of service, knowledge of local building codes, pricing, relationships and reputation in the market. We are the second largest new residential installer of insulation in the United States based on our internal estimates. The building products installation industry is highly fragmented. The markets for our non-insulation installation services are even more fragmented than the markets for insulation installation services. Our competitors include two other large national contractors, several large regional contractors and numerous local contractors. Some of our competitors have greater financial and other resources than we do. We expect to continue to effectively compete in our local markets given our long standing customer relationships, access to capital, tenure and quality of local staff, quality installation reputation and competitive pricing.

EMPLOYEES

As of December 31, 2013, we had approximately 3,200 employees, consisting of approximately 2,300 installers, 290 sales professionals, 140 production personnel and 470 administrative and management personnel. Less than 20 of our employees are covered under collective bargaining agreements. We have never experienced a work stoppage or strike and we believe that we have good relations with our employees.

INFORMATION TECHNOLOGY

JobCORE is our web-enabled internal software technology. The system is designed to operate our business in a highly efficient manner and manage our operations. In addition, we integrate jobCORE into our acquired operations. The jobCORE software provides in-depth, real-time financial performance data from each branch to the corporate office. JobCORE provides us, our branch managers and our salespeople with an important operational tool for monitoring branch level performance. It assists management in assessing important business questions, including customer analysis, sales staff analysis, branch analysis and other operating activities.

INTELLECTUAL PROPERTY

We possess intellectual property rights, including trademarks, trade names and know-how and other proprietary rights that are important to our business. In particular, we maintain registered trademarks and trade names, some of which are the trademarks and trade names under which many of our local branches operate. While we do not believe our business is dependent on any one of our trademarks or trade names, we believe that our trademarks and trade names are important to the development and conduct of our business as well as to the local marketing of our services. We also maintain domain name registration for each of our local branch websites. We make efforts to protect our intellectual property rights, however the actions taken by us may be inadequate to prevent others from using similar intellectual property. In addition, third parties may assert claims against our use of intellectual property and we may be unable to successfully resolve such claims.

PROPERTIES

Real Property

We lease office and warehouse space in 32 states, including our headquarters in Columbus, Ohio. Our properties range in size from approximately 650 square feet to approximately 90,000 square feet. Our leases are typically short term in duration with customary extensions at our option. We also own two adjoining properties in Mars, Pennsylvania. We believe suitable alternative space is available in all of our markets. The table below summarizes our locations, as of December 31, 2013. All locations are leased unless otherwise indicated.

State	Number of Locations	Approximate Total Square Footage	State	Number of Locations	Approximate Total Square Footage
Alabama	1	10,500	Mississippi	1	3,900
California	7	68,428	Nebraska	1	9,192
Colorado	5	35,405	New Hampshire	3	35,096
Connecticut	1	6,285	New York	8	92,300
Delaware	1	9,625	North Carolina	3	30,110
Florida	6	61,250	Ohio	11	261,618
Georgia	7	60,488	Oklahoma	1	12,547
Illinois	2	18,335	Oregon	1	16,330
Indiana	8	182,129	Pennsylvania	3*	8,600
Kentucky	2	16,000	South Carolina	3	53,775
Louisiana	1	15,000	Tennessee	2	36,700
Maine	3	42,000	Texas	4	69,415
Maryland	3	34,710	Vermont	1	12,400
Massachusetts	4	45,303	Virginia	4	28,820
Michigan	1	19,000	Washington	1	18,247
Minnesota	4	33,540	Wisconsin	1	16,640

*	We own two adjoining properties in Mars, Pennsylvania.

Our Fleet

As of December 31, 2013, our fleet consisted of approximately 1,900 total vehicles, which are comprised of approximately 1,600 installation vehicles, which our installers use to deliver and install products from our local locations to job sites, and approximately 300 other vehicles that are utilized by our sales staff and branch managers.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

We are subject to various federal, state and local government regulations applicable in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety, work place safety, transportation, zoning and fire codes. We strive to operate in accordance with applicable laws, codes and regulations.

Our transportation operations are subject to the regulatory jurisdiction of the DOT, which has broad administrative powers. We are also subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimension and weight and driver hours of service also are subject to both federal and state regulation. Our operations are also subject to the regulatory jurisdiction of OSHA, which has broad administrative powers regarding workplace and jobsite safety.

Our operations and properties are also subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous or toxic materials, substances and wastes and petroleum products and the investigation, remediation, removal and monitoring of the presence or release of such materials, substances, wastes and petroleum products, including at currently or formerly owned or occupied premises and off-site disposal locations. We have not previously incurred material costs to comply with environmental laws and regulations. However, we could be subject to material costs, liabilities or claims relating to environmental compliance in the future, especially in the event of changes in existing laws and regulations or in their interpretation or enforcement.

As the nature of our business involves the use or handling of certain potentially hazardous or toxic substances, including spray foam applications and lead-based paint, we may be held liable for claims alleging injury or damage resulting from the release of or exposure to such substances, as well as claims relating to the presence of mold, fungal growth and moisture intrusion alleged in connection with our business activities. In addition, as owners and lessees of real property, we may be held liable for, among other things, releases of hazardous or toxic substances or petroleum products on, at, under or emanating from currently or formerly owned or operated properties, or any off-site disposal locations, or for any known or newly discovered environmental conditions at or relating to any of our properties, including those arising from activities conducted by previous occupants or at adjoining properties, without regard to whether we knew of or were responsible for such release. We may be required to investigate, remove, remediate or monitor the presence or release of such hazardous or toxic substances or petroleum products and may be held liable by a governmental entity for fines and penalties or to any third parties for damages, including for bodily injury, property damage and natural resource damage in connection with the presence or release of hazardous or toxic substances or petroleum products.

To date, costs to comply with applicable laws and regulations relating to pollution or the protection of human health and safety, the environment and natural resources have not had a material adverse effect on our financial condition or operating results, and we do not anticipate incurring material expenditures to comply with environmental laws and regulations in the current fiscal year.

In conjunction with our lease agreements and other transactions, we often provide reasonable and customary indemnifications relating to various matters, including environmental issues. To date, we have not had to pay a material amount pursuant to any such indemnification obligations.

In addition, our suppliers are subject to various laws and regulations, including in particular, environmental laws and regulations.

LEGAL PROCEEDINGS

A class action lawsuit was filed on February 11, 2013 and an amended complaint was filed on May 15, 2013 in the Superior Court of King County, Washington, against us, alleging violations of Washington State wage and hour laws for failure to pay prevailing and minimum wage and overtime wages. The plaintiffs were former insulation installers for Installed Building Products II, LLC, one of our subsidiaries in Washington, who sought to represent all similarly situated workers. The plaintiffs also sought all unpaid wages including minimum wage and overtime pay, double damages for a willful violation of the law and litigation costs and fees.

A lawsuit was filed on July 23, 2013 in federal court in the Middle District of Tennessee against TCI d/b/a Installed Building Products of Nashville, alleging unpaid overtime and failure to pay lawful wages under federal law, Tennessee common law and in unjust enrichment and breach of an alleged contract. The named plaintiffs were former insulation installers of TCI, one of our subsidiaries in Nashville. Plaintiffs sought to have this case certified as a collective action under the Fair Labor Standards Act and as a class action under Tennessee law. They also sought reimbursement of the overtime wages for all time worked over forty hours each week, as well as liquidated damages and litigation costs and fees.

With respect to the two employment-related cases disclosed above, both were settled in January 2014 and subsequently approved by the respective court for a total cost of approximately $1.4 million. Approximately $1.0 million and $1.2 million of this cost was recorded as an accrued expense included in other current liabilities on the Condensed Consolidated Balance Sheet as of March 31, 2014 and the Consolidated Balance Sheet of our audited consolidated financial statements as of December 31, 2013 included elsewhere in this prospectus, respectively.

In addition, we are involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in excess of our self-insured coverage, which we believe to be reasonable under the circumstances, although insurance may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters individually or in the aggregate will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, ages and positions of our executive officers and directors as of June 1, 2014.

Name	Age	Position(s) held
Jeffrey W. Edwards	50	President, Chief Executive Officer and Chairman
Michael T. Miller	50	Executive Vice President, Chief Financial Officer and Director
Jay P. Elliott	53	Chief Operating Officer
Margot L. Carter	46	Director
Lawrence A. Hilsheimer	56	Director
Janet E. Jackson	61	Director
J. Michael Nixon	69	Director
Steven G. Raich	41	Director
Robert H. Schottenstein	61	Director
Michael H. Thomas	64	Director

CERTAIN SIGNIFICANT EMPLOYEES

Name	Age	Position(s) held
W. Jeffrey Hire	63	President of External Affairs
Todd R. Fry	48	Chief Accounting Officer
William W. Jenkins	57	Director of Internal Audit
R. Scott Jenkins	59	Regional President
Matthew J. Momper	53	Regional President
Warren W. Pearce	55	Regional President
Randall S. Williamson	52	Regional President

BIOGRAPHICAL INFORMATION

Executive Officers and Directors

Jeffrey W. Edwards is our President, Chief Executive Officer and Chairman and has held these positions since 2011, 2004 and 1999, respectively. Mr. Edwards’ position allows him to advise the board of directors on management’s perspective over a full range of issues affecting our company. Prior to joining us, he acted as an officer and strategist for the Edwards Companies. Since 1988, Mr. Edwards has been involved in the launch of many business ventures as well as commercial real estate developments in central Ohio and elsewhere. He holds a B.S. in Marketing from Miami University. We believe that Mr. Edwards’ leadership, executive, managerial and business experience, along with his more than 25 years of experience in the field, make him a valued member of our board of directors.

Michael T. Miller has served as our most senior financial officer since he joined us in 2000 as our Executive Vice President – Finance, has been our Chief Financial Officer since July 2013 and has served as a director since March 2004. Prior to joining the company, Mr. Miller held the position of Senior Vice President/Managing Director responsible for Corporate Investment Banking at Huntington Capital Corp., a subsidiary of Huntington Bancshares, Inc., a regional bank holding company. Before joining Huntington in 1991, Mr. Miller held various positions with Deutsche Bank and CIBC in New York. Mr. Miller began his career at First Union National Bank in Charlotte, North Carolina. He holds a B.A. from Wake Forest University. We believe that Mr. Miller’s extensive experience with us in the building products industry, background in finance and knowledge of financial reporting make him a valued member of our board of directors.

Jay P. Elliott has been our Chief Operating Officer since August 2013. Since joining us in April 2002 as Regional Operations and Business Integrations Manager, Mr. Elliott has led our acquisition integration process and has overseen various corporate functions. Prior to joining us, Mr. Elliott worked with E&Y Corporate Finance, LLC in restructuring advisory services. Mr. Elliott’s experience includes ten years with Owens Corning in several roles including new business development, market management and corporate strategic planning. Mr. Elliott spent three years with IBM and began his career with Westinghouse Electric Corp. He earned an M.B.A. from Cornell University Johnson Graduate School of Management, a B.E. from Dartmouth College Thayer School of Engineering, and an A.B. from Colgate University.

Non-executive Directors

Margot L. Carter has served as a director since the completion of our initial public offering in February 2014. Mrs. Carter is Executive Vice President, Chief Legal Officer and Secretary for RealPage, Inc., a leading provider of comprehensive property management software solutions in the multifamily, commercial, vacation and single-family rental housing industries. Prior to joining Realpage in 2010, Mrs. Carter served as Founder and President of Living Mountain Capital L.L.C., a business advisory consulting firm she founded in 1998 specializing in corporate development, strategic alliances, acquisitions, board directorships and restructurings. From June 2004 to August 2007, Mrs. Carter was Executive Vice President, General Counsel and Secretary at The Princeton Review, Inc. through its share issuance to Bain Capital Venture Investors, LLC. From February 2003 to March 2004, Mrs. Carter was Executive Vice President, General Counsel, Managing Director and Secretary at Soundview Technology Group, Inc. through its sale to The Charles Schwab Corporation. From November 2001 to January 2003, Mrs. Carter served as Vice President, Assistant General Counsel and Assistant Secretary of Cantor Fitzgerald and its affiliate eSpeed, Inc., which was acquired by BGC Partners, Inc. Mrs. Carter received her B.A. in economics and history from SUNY Binghamton and her J.D. from Fordham University School of Law. We believe Mrs. Carter’s significant business and finance, general counsel and public company experience make her a valued member of our board of directors.

Lawrence A. Hilsheimer has served as a director since the completion of our initial public offering in February 2014. Mr. Hilsheimer serves as the Executive Vice President and Chief Financial Officer of Grief, Inc., a leader in industrial packaging products and services, since May 12, 2014. From April 2013 through April 2014, Mr. Hilsheimer served as Executive Vice President and Chief Financial Officer of The Scotts Miracle-Gro Company, where he had overall responsibility for corporate and operating finance functions. Prior to joining Scotts, from 2007 to 2013, Mr. Hilsheimer served in various roles at Nationwide Mutual Insurance Company, starting as Executive Vice President and Chief Financial Officer through 2009, followed by President and Chief Operating Officer roles for multiple business units, including Nationwide Direct and Customer Solutions and, most recently, Nationwide Retirement Plans. Prior to joining Nationwide, Mr. Hilsheimer was Vice Chairman and Regional Managing Partner of Deloitte & Touche USA, LLP. He holds a B.A. in business administration from Fisher College of Business at The Ohio State University and a J.D. from Capital University Law School. Mr. Hilsheimer sits on the Dean’s Advisory Council at the Fisher College of Business and on the Audit and Compliance Committee of The Ohio State University Board of Trustees. We believe that Mr. Hilsheimer’s broad business background and corporate finance experience, including as a chief financial officer with responsibility and accountability for all corporate and operating finance functions, make him a valued member of our board of directors.

Janet E. Jackson has served as a director since the completion of our initial public offering in February 2014. Since January 2003, Ms. Jackson has served as President and Chief Executive Officer of United Way of Central Ohio, one of the largest United Way organizations in the country. Prior to joining United Way, Ms. Jackson served as Columbus City Attorney in Columbus, Ohio from 1997 to 2003, where she represented all municipal entities and oversaw the criminal prosecution of misdemeanors. Before her appointment as Columbus City Attorney, Ms. Jackson served for nearly ten years as a Franklin County Municipal Court Judge. Ms. Jackson was the first woman and the first African American to hold her position at United Way and to be elected as Columbus City Attorney, and the first African American female judge in Franklin County history. She holds a B.A. in history from Wittenberg University in Springfield, Ohio and a J.D. from the National Law Center at The George Washington University in Washington, D.C. We believe Ms. Jackson’s significant leadership experience, as well as extensive strategy and legal background, make her a valued member of our board of directors.

J. Michael Nixon has served as a director since December 2012. Mr. Nixon is the founder of TCI Contracting, LLC, one of our indirect subsidiaries, where he has served as the chief executive officer since 2006. Prior to establishing TCI Contracting, LLC, Mr. Nixon founded and led Quality Insulation Inc., a Connecticut-based insulation installer, over a thirty year period. In addition, he is the owner of Hawks Ridge Golf Club in Ball Ground, Georgia. In 2010, Mr. Nixon was appointed to the Cherokee County Airport Authority, and in 2011, he was appointed to the Georgia Properties Commission. We believe that Mr. Nixon’s extensive experience and leadership in the building products installation industry makes him a valued member of our board of directors.

Steven G. Raich has served as a director since November 2011. Mr. Raich became a partner of Littlejohn in January 2008 after having been with the firm since 2000. Mr. Raich joined Littlejohn from Golub Capital, a private equity and debt fund where he analyzed new investment opportunities and worked with portfolio company managers. Previously, Mr. Raich was at Ernst & Young LLP in the mergers and acquisitions advisory services group. Mr. Raich received an M.B.A. from the Stern School of Business at N.Y.U. and an A.B. from Duke University. We believe that Mr. Raich’s extensive experience in corporate strategy, finance and acquisitions make him a valued member of our board of directors.

Robert H. Schottenstein has served as a director since April 2014. Mr. Schottenstein is Chairman of the Board, Chief Executive Officer and President of M/I Homes, Inc., one of the largest home builders in the United States. He joined M/I Homes in 1990, was named President in 1996, Chief Executive Officer in 2003, and elected Chairman in 2004. Prior to joining M/I Homes, from 1977 to 1990, Mr. Schottenstein was engaged in the private practice of law specializing in commercial real estate, corporate and banking transactions. Mr. Schottenstein has served as a Trustee of The Ohio State University since 2005 and served as Chairman of The Ohio State University Board from February 2012 to April 2014. He is also a Board Member of The Children’s Hospital Foundation, serves on The Policy Advisory Board of Harvard University’s Joint Center for Housing Studies, serves on the Pelotonia Board, and is a member of The Columbus Partnership. In 2002, he received the Central Ohio Building Industry Association “Builder of the Year” Award and in 2008, Mr. Schottenstein was named national “Executive of The Year” for the homebuilding industry by Builder Magazine. Mr. Schottenstein holds a B.A. from Indiana University and a J.D. from Capital University Law School. Mr. Schottenstein’s experience in the homebuilding industry and as an executive and board member of public companies make him a valued member of the Board of Directors.

Michael H. Thomas has served as a director since the completion of our initial public offering in February 2014. Mr. Thomas is a Partner of Stonehenge Partners, Inc., where since 1999, he has been responsible for providing counsel in matters of investment origination, portfolio asset management and disposition of investments. Prior to joining Stonehenge, Mr. Thomas co-founded and served as Executive Vice President and Treasurer of JMAC, Inc., the holding and investment company of the McConnell family of Worthington, Ohio. His activities at JMAC included direct investment in the financial services, publishing, health care, real estate and manufacturing sectors. He was also responsible for the McConnell family’s financial, estate and income tax planning. From 1971 to 1980, Mr. Thomas was employed by Ernst and Young LLP, managing its Columbus, Ohio tax practice. He holds a B.A. in business administration from the University of Notre Dame. Mr. Thomas previously served as one of our directors from 2004 to 2011. We believe Mr. Thomas’ significant business and investment experience, knowledge of our business, and accounting background make him a valued member of our board of directors.

Certain Significant Employees

W. Jeffrey Hire joined us in 2008, and was named President of External Affairs in December 2013. His responsibilities include working with our largest customers, our major suppliers and industry associations.

Prior to joining us, Mr. Hire held numerous management positions at Owens Corning from 1978 to 2008. From 2006 to 2008, he served as Director of Products and Programs for the Insulating Systems Business, developing product innovations and value-added customer programs. For eleven years prior to that, Mr. Hire was General Manager of the Insulation Contractor Segment of the Residential Insulation Division. Mr. Hire earned a B.S. in Philosophy from University of Mount Union in Alliance, Ohio and an M.B.A. specializing in General Management from The University of St. Thomas Opus College of Business in St. Paul, Minnesota. He serves on the Board of Directors of the Insulation Contractors Association of America and has served as a Committee Chairman for the North American Insulation Manufacturers Association. Mr. Hire received the Insulation Contractors Association of America’s “Key Man” award for his leadership and dedication to the industry.

Todd R. Fry became our Chief Accounting Officer in April 2014. Mr. Fry was formerly Chief Financial Officer of Champion Industries from 1999 to 2014, where his responsibilities included SEC reporting, Sarbanes-Oxley compliance, mergers & acquisitions, corporate governance, risk management and debt negotiation. Prior to that, from 1997 to 1999, Mr. Fry served as Chief Financial Officer of Broughton Foods Company, where he led both the initial public offering and subsequent sale of the company. Prior to his multiple CFO roles, Mr. Fry served as a manager at Coopers & Lybrand L.L.P., where he worked from 1991 to 1997. Mr. Fry holds a B.S. from The Ohio State University.

William W. Jenkins has been our Director of Internal Audit since September 2013. Previously, Mr. Jenkins served as a Regional President from 2011 to 2013 and as our President from 1998 to 2011. Prior to joining us, Mr. Jenkins held senior management positions with Midwest Wholesale Building Materials, a building products wholesaler and BuyOhio Realtors. Mr. Jenkins began his career with Ernst & Young LLP, where he progressed to become a Senior Manager, specializing in audits of publicly held and privately held insurance, wholesale distribution and fast-food companies. He graduated from The Ohio State University with a B.S. and became a licensed CPA in the State of Ohio. Mr. Jenkins is currently a member of the American Institute of Certified Public Accountants.

R. Scott Jenkins has been a Regional President since October 2006 when we acquired OJ Insulation, Inc., which he co-founded in 1984. During his 22-year tenure at OJ Insulation, as owner and Chief Executive Officer, Mr. Jenkins was responsible for numerous strategic acquisitions and significant company growth. Since joining us, Mr. Jenkins has taken on the management of operations in certain states, including Texas, Washington and California. He received a B.A. in Social Science from the University of California at Irvine and has been an active member of Vistage International CEO Organization since 2004.

Matthew J. Momper has been a Regional President since 2008. Prior to joining us, Mr. Momper served as President of Momper Insulation Inc., a family business, which he joined in 1984. Mr. Momper was responsible for significant growth of Momper Insulation Inc., and the strategic decision to join that company with us in 1998. Since joining us, Mr. Momper has taken on the management of operations in certain states, including Indiana, Ohio and Illinois. He received a B.S. from Ball State University and an M.B.A. from Drake University. Mr. Momper currently serves on the Board of Trustees for Ball State University and the Board of Directors for the Allen County Building Department.

Warren W. Pearce has been a Regional President since 2011. From 2004 to 2011, Mr. Pearce was Vice President of Operations for Masco Corporation, where he held various other positions beginning in 1989. Mr. Pearce began his career at Carroll Insulation and later served as branch manager at American Aluminum Insulation. Since joining us, Mr. Pearce has taken on the management of operations in certain key states, including Ohio, Indiana and Maryland. He received from Kent Votech his Electrical Apprenticeship certification.

Randall S. Williamson has been a Regional President since 2001. Mr. Williamson began his career in 1981 at Monroe Insulation and Gutter Company Incorporated, or Monroe, where he progressed to become Vice President in 1992. In 1996, Mr. Williamson purchased Monroe and merged it with other companies to form American

Building Systems, Inc., where he served as President until 2001. American Building Systems, Inc. merged with us in 2001. Mr. Williamson has taken on the management of operations in certain states, including Massachusetts, New York and Michigan. He attended Colorado State University and serves on the board of governors for U.S. Grown Foods.

COMPOSITION OF THE BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. Our amended and restated bylaws provide that the authorized size of our board of directors is to be determined from time to time by resolution of the board of directors. The authorized number of directors may be changed by resolution duly adopted by at least a majority of the directors then in office, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from our board of directors until the incumbent director’s term of office expires. Vacancies on our board of directors can be filled by resolution of our board of directors.

The board of directors currently consists of nine directors, four of whom were designated by our stockholders pursuant to the board designation provisions of our Stockholders Agreement dated November 4, 2011, as amended, or our Stockholders Agreement. Upon completion of our initial public offering, these board designation provisions of our Stockholders Agreement terminated. Mrs. Carter, Mr. Hilsheimer, Ms. Jackson and Mr. Thomas became members of our board of directors upon completion of our initial public offering. Mr. Schottenstein was appointed to our board of directors on April 22, 2014.

Our board of directors is divided into three classes, each serving staggered, three-year terms:

•	Our class I directors are Mr. Miller, Mr. Nixon and Mr. Raich, and their terms will expire at the 2014 annual meeting of stockholders, which will be held on June 18, 2014,

•	Our class II directors are Mrs. Carter, Mr. Schottenstein and Mr. Thomas, and their terms will expire at the 2015 annual meeting of stockholders; and

•	Our class III directors will be Mr. Edwards, Mr. Hilsheimer and Ms. Jackson, and their terms will expire at the 2016 annual meeting of stockholders.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

DIRECTOR INDEPENDENCE

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Mrs. Carter, Mr. Hilsheimer, Ms. Jackson, Mr. Schottenstein and Mr. Thomas have no material relationship that would interfere with the exercise of independent judgment and is “independent” as defined in the NYSE listing rules. As a result, we have a majority of independent directors on our board of directors.

BOARD LEADERSHIP STRUCTURE

Jeff Edwards serves as our President, Chief Executive Officer and Chairman. The positions of chairman of the board and chief executive officer have historically been combined at our company. We believe a combined chairman and chief executive officer role helps provide strong, unified leadership for our management team and board of directors. In addition, our customers, stockholders, suppliers and other business partners view our chairman and chief executive officer as a leader in our industry. While our amended and restated bylaws and corporate governance guidelines do not require that these positions be combined, our board of directors believes that having a combined position is the appropriate leadership structure for us at this time.

ROLE OF OUR BOARD OF DIRECTORS IN RISK OVERSIGHT

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also oversees our internal audit function and approves or disapproves related-party transactions. The compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage unnecessary risk-taking. The nominating and governance committee monitors the effectiveness of our corporate governance guidelines.

COMMITTEES OF OUR BOARD OF DIRECTORS

The standing committees of our board of directors consist of an audit committee, compensation committee and nominating and corporate governance committee. The board of directors has adopted written charters for the audit committee, compensation committee and nominating and corporate governance committee, which are available on our website. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues. The information contained in, or that can be accessed through, our websites is not incorporated by reference and is not a part of this prospectus.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. The audit committee is responsible for, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the independent registered public accounting firm’s qualifications, independence and performance;

•	determining the engagement of the independent registered public accounting firm;

•	reviewing and approving the scope of the annual audit and the audit fee;

•	reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and internal controls and the audits of our financial statements;

•	reviewing and approving, in advance, all audit and non-audit services to be performed by our independent auditor, taking into consideration whether the independent auditor’s provision of non-audit services to us is compatible with maintaining the independent auditor’s independence;

•	monitoring and ensuring the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

•	establishing and overseeing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters and reviewing such complaints;

•	reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis;

•	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

•	reviewing reports to management prepared by the internal audit function, as well as management’s responses;

•	reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	from time to time reviewing the audit committee charter and the committee’s performance; and

•	handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Our audit committee consists of Mr. Hilsheimer, who serves as chairperson of the committee, Mr. Schottenstein and Mr. Thomas. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NYSE. Our board of directors has determined that Mr. Hilsheimer is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Under the rules of the SEC and NYSE, members of the audit committee must also meet independence standards under Rule 10A-3 of the Exchange Act.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers, directors and employees. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation, employment agreements and severance arrangements and other benefits of all of our executive officers;

•	reviewing and determining director compensation from time to time in accordance with our amended and restated certificate of incorporation and the applicable NYSE rules;

•	reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of our executive officers, and evaluating their performance in light of such goals and objectives;

•	reviewing and making recommendations periodically to our board of directors with respect to director compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors;

•	reviewing and discussing with management our Compensation Discussion and Analysis, or CD&A, or such other similar section, and recommending that the CD&A, or such other similar section, if required, be included or incorporated by reference in our proxy statement and annual report on Form 10-K;

•	reviewing our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and reviewing and discussing periodically the relationship between risk management policies and practices, business strategy and our executive officers’ compensation;

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter;

•	retaining or obtaining, in its sole discretion, the advice of a compensation consultant, independent legal counsel or other adviser after taking into consideration the factors required by any applicable requirements of the Exchange Act and any applicable exchange rules;

•	maintaining direct responsibility over the appointment, oversight and compensation of compensation consultants, independent legal counsel and other advisers engaged by the compensation committee;

•	providing for appropriate funding for payment of reasonable compensation to a compensation consultant, legal counsel or any other adviser retained by the compensation committee; and

•	handling such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Our compensation committee consists of Ms. Jackson, who serves as chairperson of the committee, Mrs. Carter and Mr. Thomas. Each of the members of our compensation committee is independent under the rules of the NYSE, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Code.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for, among other things:

•	identifying and screening candidates for our board of directors and recommending nominees for election as directors;

•	establishing procedures to exercise oversight of the evaluation of our board of directors and management;

•	developing and recommending to our board of directors a set of corporate governance guidelines, as well as reviewing these guidelines and recommending any changes to our board of directors;

•	reviewing the structure of our board of directors’ committees and recommending to our board of directors for its approval directors to serve as members of each committee, and where appropriate, making recommendations regarding the removal of any member of any committee;

•	reviewing and assessing the adequacy of its formal written charter on an annual basis; and

•	generally advising our board of directors on corporate governance and related matters.

Our nominating and corporate governance committee consists of Mrs. Carter, who serves as chairperson of the committee, Mr. Hilsheimer and Ms. Jackson. Each of the members of our nominating and corporate governance committee is an independent director under the rules of the NYSE relating to nominating and corporate governance committee independence.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2012, our chief financial officer was a member of our compensation committee and our audit committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

BOARD DIVERSITY

Our nominating and corporate governance committee is responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

FAMILY RELATIONSHIPS

There are no family relationships among any of our executive officers or any of our directors.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a code of business conduct and ethics applicable to all of our employees, officers, directors and consultants, including our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website or as required by applicable law or NYSE listing requirements.

Compensation of our Executive Officers and Directors

Our named executive officers, or the Named Executive Officers, for the year ended December 31, 2013, are:

•	Jeff Edwards, our President, Chief Executive Officer and Chairman;

•	Michael Miller, our Executive Vice President and Chief Financial Officer; and

•	Jay Elliott, our Chief Operating Officer.

COMPENSATION OF OUR EXECUTIVE OFFICERS

Summary Compensation Table for the year ended December 31, 2013

The following table contains information about the compensation paid to or earned by each of our Named Executive Officers during the most recently completed fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)
Jeff Edwards, President, Chief Executive Officer and Chairman	2013	83,077(1)	—	4,016	(2)	87,093
	2012	(3)	—	2,677,247	(4)	2,677,247

Michael Miller, Executive Vice President and Chief Financial Officer	2013	201,002	—	18,887	(5)	219,889
	2012	201,000	—	2,159,701	(6)	2,360,701

Jay Elliott, Chief Operating Officer	2013	194,900	—	10,409	(7)	205,309
	2012	190,609	25,000(8)	594,386	(9)	809,995

(1)	From January 1, 2013 through October 31, 2013, Mr. Edwards served as a consultant and non-employee officer to us in the capacity of Chief Executive Officer and President. Effective November 1, 2013, we entered into an employment agreement with Mr. Edwards pursuant to which he continues to serve as our Chief Executive Officer and President in an employee capacity earning an annual base salary of $600,000. The amount in this column reflects amounts earned upon and following Mr. Edwards’s employment commencement date with us in 2013.
(2)	Includes lease administrative costs of $300 and automobile insurance premium costs of $505 for a company-provided vehicle and mobile phone costs of $3,211 paid by us on behalf of Mr. Edwards.
(3)	In 2012, Mr. Edwards served as a consultant and non-employee officer to us in the capacity of Chief Executive Officer and President. As such, he did not receive a salary for 2012.
(4)	Includes $2,670,045 paid to Mr. Edwards for his services to us in 2012 pursuant to management agreements involving us and certain of our affiliates. For a description of these agreements, please see the sections of this prospectus captioned “Certain Relationship and Related-Party Transactions—Management Agreements.” This amount also includes lease fees and maintenance costs of $3,843 for a company-provided vehicle, insurance premium costs of $526 and mobile phone costs of $2,833 paid by us on behalf of Mr. Edwards.
(5)	Includes 401(k) matching contributions of $4,003, lease payments of $10,762 and automobile insurance premium costs of $505 for a company-provided vehicle, parking costs of $1,452 and mobile phone costs of $2,120 paid by us on behalf of Mr. Miller.
(6)	In 2011, IBP Investment Holdings, LLC issued an equity award to Mr. Miller. In May 2012, Mr. Miller became entitled to a put right with respect to such award, pursuant to which he could require Mr. Edwards, our Chairman, Chief Executive Officer and President, to purchase the award during a limited period. Even though the award is in respect of our stockholders’ (and not our) equity, under applicable accounting guidance, in 2012 we were required to recognize the fair value associated with the put right, and, accordingly, recorded the value as non-cash compensation expense included in administrative expenses. The amount in this column includes $2,150,046, representing the fair value associated with Mr. Miller’s put right. However, the put rights were never exercised and were terminated by Mr. Miller effective November 30, 2013. As such, no amounts were or will be paid under the put rights. The amount in this column also includes 401(k) matching contributions of $4,201, lease fees, taxes and titling costs of $2,720 for a company-provided vehicle, parking costs of $1,452 paid by us, insurance premium costs of $526 paid by us and mobile phone costs of $891 paid by us on behalf of Mr. Miller.

(7)	Includes 401(k) matching contributions of $2,924, lease payments of $4,186, fuel reimbursement costs of $732 and automobile insurance premium costs of $198 for a company-provided vehicle, parking costs of $1,452 and mobile phone costs of $848 paid by us on behalf of Mr. Elliott.
(8)	This amount represents a discretionary bonus that was paid to Mr. Elliott for his performance in 2012 and was not based on any special factors. In accordance with the terms of Mr. Elliott’s original offer letter with us dated February 21, 2002, he was entitled to receive a $25,000 bonus with respect to his initial year of employment with us. Following Mr. Elliott’s initial year of employment with us, even though we were no longer required to pay him an annual bonus, we continued to pay, on an annual and discretionary basis, a bonus to Mr. Elliott in the amount of $25,000 (including with respect to our 2012 fiscal year).
(9)	In 2010, IBP Management Holdings, LLC issued an equity award to Mr Elliott. In May 2012, Mr. Elliott became entitled to a put right with respect to such award, pursuant to which he could require Mr. Edwards, our Chairman, Chief Executive Officer and President, to purchase the award during a limited period. Even though the award is in respect of our stockholders’ (and not our) equity, under applicable accounting guidance, in 2012 we were required to recognize the fair value associated with the put right, and, accordingly, recorded the value as non-cash compensation expense included in administrative expenses. The amount in this column includes $588,864, representing the fair value associated with Mr. Elliott’s put right. However, the put rights were never exercised and were terminated by Mr. Elliott effective November 30, 2013. As such, no amounts were or will be paid under the put rights. The amount in this column also includes 401(k) matching contributions of $3,328, parking costs of $1,452 paid by us and mobile phone costs of $673 paid by us on behalf of Mr. Elliott.

Consulting Agreement with Jeff Edwards

In March 2004, we entered into a consulting agreement with Jeff Edwards pursuant to which Mr. Edwards agreed to serve as our Chief Executive Officer in a non-employee capacity. The agreement did not provide Mr. Edwards with any base salary, bonus or severance entitlements. The agreement provided that the costs of Mr. Edwards’ services to us would be covered under separate management agreements involving us and certain of our affiliates, which arrangements are described in the section of this prospectus captioned “Certain Relationship and Related-Party Transactions—Management Agreements.” Mr. Edwards was entitled to reimbursement for reasonable business expenses incurred in connection with his performance of services under the consulting agreement.

The consulting agreement provided for an initial term of five years, with automatic three-year renewals unless either party provided the other party with notice of non-renewal at least 60 days prior to the expiration of the then-current renewal period. Pursuant to the agreement, Mr. Edwards was subject to non-disclosure restrictions that applied during the term and survive termination of the agreement. The consulting agreement was terminated upon the effective date of Mr. Edwards’s employment agreement, described below.

Employment Agreement with Jeff Edwards

On November 1, 2013, we entered into an employment agreement with Jeff Edwards pursuant to which Mr. Edwards agreed to continue to serve as our Chief Executive Officer and President in an employee capacity. The agreement provides Mr. Edwards with a minimum annual base salary of $600,000 and an opportunity to participate in our annual incentive programs, as well as our employee benefit plans and programs, in effect from time to time. The agreement provides for an initial employment term of three years, with automatic one-year renewals on the expiration date of the initial term and each anniversary thereafter, unless either we or Mr. Edwards provide notice of non-renewal at least 90 days prior to the commencement of a renewal period.

During the employment term, Mr. Edwards is required to devote the amount of his business time necessary and proper to conduct our business and affairs, and use his best efforts to perform faithfully his duties and responsibilities as our Chief Executive Officer and President. However, to the extent such activities do not create a conflict of interest or substantially interfere with the performance of Mr. Edwards’ duties and responsibilities to us, he may (i) manage his personal and family financial and legal affairs, (ii) participate in charitable, civic, educational, professional, community and industry affairs (including serving on boards or committees of such entities), (iii) serve on the boards of directors of the Salvation Army and the Columbus Museum of Art and (iv) continue to engage in non-competitive operational activities for a real estate development business in which he participated prior to entering into his employment agreement with us.

In the event we terminate Mr. Edwards’ employment without “cause” (as defined in the employment agreement) or if Mr. Edwards terminates his employment for “good reason” (as defined in the employment agreement), then, subject to Mr. Edwards’ execution and non-revocation of a release of claims, and further subject to his continued compliance with the restrictive covenants in the employment agreement, we are required to pay him: (i) base salary continuation payments for 18 months; (ii) any earned and unpaid prior year’s bonus; and (iii) any bonus earned for the year of termination based on actual performance, pro-rated based on the duration of Mr. Edwards’ employment during the year of termination. If any such termination occurs within two years following a change in control (other than as a result of a sale of all of Mr. Edwards’ equity interests in us), then the base salary continuation payment period described in clause (i) above would be 24 months, rather than 18 months.

Mr. Edwards is subject to non-competition and customer and employee non-solicitation restrictions while employed and for two years after termination of his employment, as well as confidentiality restrictions that last during his employment and thereafter. In addition, during his employment and thereafter, Mr. Edwards has agreed not to disparage us, and we have agreed to instruct our executive officers not to disparage Mr. Edwards.

Employment Agreement with Jay Elliott

Effective October 1, 2013, we and Jay Elliott agreed to terminate our employment agreement with him pursuant to which Mr. Elliott served as our Regional Operations & Business Integration Manager. The agreement provided Mr. Elliott with a minimum annual base salary of $175,000 (which, for 2013, was increased to $202,261) and an opportunity to receive additional compensation in the form of a discretionary bonus pursuant to bonus programs in effect from time to time for similarly situated employees.

The employment agreement provided for automatic one-year renewals each year unless either party gave the other party notice of non-renewal at least 60 days prior to the commencement of a renewal period. In the event we terminated Mr. Elliott’s employment other than for cause or due to death or disability, or if we gave him a notice of non-renewal, the agreement provided that we would pay him an amount equal to his base salary through the end of the term. Mr. Elliott continues to be employed by us as our Chief Operating Officer.

Outstanding Equity Awards as of December 31, 2013

None of our Named Executive Officers had equity awards with respect to any of our capital stock outstanding as of December 31, 2013.

COMPENSATION OF OUR DIRECTORS

During the year ended December 31, 2013, our directors did not receive any compensation for their services as directors.

We implemented a director compensation program beginning in 2014 pursuant to which our non-employee directors will receive the following compensation for their service on our board of directors:

•	An annual retainer of $50,000;

•	An additional annual retainer of $10,000 for serving as chair of the Audit Committee;

•	An additional annual retainer of $10,000 for serving as chair of the Compensation Committee;

•	An additional annual retainer of $10,000 for serving as chair of the Nominating and Corporate Governance Committee; and

•	An annual grant of restricted stock made under the 2014 Omnibus Incentive Plan, or the 2014 Plan, having a fair market value of $50,000, all of which shall vest on the earlier to occur of the one-year anniversary of the grant date and immediately prior to the first annual meeting of our stockholders occurring after the grant date, subject, in all cases, to the directors’ continued service as a member of our board from the grant date through the applicable vesting date. Such grant of restricted stock will be made annually on the date of our annual meeting. Our first annual meeting as a public company will be held on June 18, 2014.

2014 OMNIBUS INCENTIVE PLAN

On January 30, 2014, in anticipation of our initial public offering, our board of directors adopted and established our 2014 Plan, subject to approval of our stockholders. Our stockholders approved the 2014 Plan on January 30, 2014 (which is the effective date of the 2014 Plan). We believe that our omnibus incentive plan is appropriate in order to enhance our profitability and value for the benefit of our stockholders by enabling us to offer our eligible employees, consultants and non-employee directors incentive awards to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and our stockholders. The material terms of the 2014 Plan are summarized below. The following summary is qualified in its entirety by reference to the complete text of the 2014 Plan, a copy of which is included as an exhibit to the registration statement of which this prospectus is a part.

Administration of the Plan

The board of directors appointed the compensation committee to administer the 2014 Plan. The compensation committee is authorized to grant awards to eligible employees, consultants and non-employee directors. All members of the compensation committee are “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act, “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “independent directors” under applicable NYSE rules.

Number of Authorized Shares and Award Limits

The aggregate number of our shares of common stock that may be issued or used for reference purposes under the 2014 Plan may not exceed 3,000,000 shares (subject to adjustment pursuant to the terms of the 2014 Plan as described below).

Our shares of common stock that are subject to awards will be counted against the overall limit as one share for every share granted. If any award is cancelled, expires or terminates unexercised for any reason, the shares covered by such award will again be available for the grant of awards under the 2014 Plan, except that any shares that are not issued as the result of a net settlement or that are used to pay any exercise price or tax withholding obligation will not be available for the grant of awards. Shares of common stock that we repurchase on the open market with the proceeds of an option exercise price also will not be available for the grant of awards.

The maximum number of our shares of common stock that may be subject to any award of stock options, any restricted stock or other stock-based award denominated in shares that may be granted under the 2014 Plan during any fiscal year to each employee or consultant is 500,000 shares per type of award, provided that the maximum number of our shares of common stock for all types of awards during any fiscal year does not exceed 500,000 shares per each employee or consultant. The foregoing individual participant limits are cumulative, that is, to the extent that shares of common stock that may be granted to an individual in a fiscal year are not granted, then the number of shares of common stock that may be granted to such individual shall be increased in the subsequent fiscal year. In addition, the maximum value at grant of any other stock-based award denominated in cash and any performance-based cash award that may be granted during any fiscal year to an employee or consultant is $3,000,000. However, the foregoing limits (other than the limit on the maximum number of our shares of common stock for all types of awards during any fiscal year) will not apply (i) to options, stock appreciation rights or restricted stock or other stock-based awards that constitute “restricted property” under

Section 83 of the Code to the extent granted during the Reliance Period (as described below) or (ii) to performance-based cash awards or other types of other stock-based awards to the extent paid or otherwise settled during the Reliance Period.

For companies that become public in connection with an initial public offering, the deduction limit under Section 162(m) of the Code does not apply during a “reliance period” under the Treasury Regulations under Section 162(m) of the Code which may be relied upon until the earliest of: (i) the expiration of the 2014 Plan, (ii) the date the 2014 Plan is materially amended for purposes of Treasury Regulation Section 1.162-27(h)(1)(iii); (iii) the date all shares of common stock available for issuance under this 2014 Plan have been allocated; or (iv) the date of the first annual meeting of our stockholders for the election of directors occurring after the close of the third calendar year following the calendar year in which the initial public offering occurs, such period is referred to herein as the Reliance Period.

The compensation committee will, in accordance with the terms of the 2014 Plan, make appropriate adjustments to the above aggregate and individual limits, to the number and/or kind of shares or other property (including cash) underlying awards and to the purchase price of shares underlying awards, in each case, to reflect any change in our capital structure or business.

Eligibility and Participation

All current and prospective eligible employees and consultants of ours and our affiliates, and all of our non-employee directors, are eligible to be granted non-qualified stock options, restricted stock awards, performance-based cash awards and other stock-based awards under the 2014 Plan. However, only employees of ours and our subsidiaries are eligible to be granted incentive stock options, or ISOs, under the 2014 Plan. Eligibility for awards under the 2014 Plan is determined by the compensation committee in its sole discretion.

Types of Awards

Stock Options. The 2014 Plan authorizes the compensation committee to grant ISOs to eligible employees and non-qualified stock options to purchase shares to eligible employees, consultants and non-employee directors (referred to as “participants”). The compensation committee will determine the number of shares of common stock subject to each option, the term of each option, the exercise price (which may not be less than the fair market value of the shares of our common stock at the time of grant or, in the case of ISOs granted to ten-percent stockholders, 110 percent of the fair market value), the vesting schedule and the other terms and conditions of each option. Options will be exercisable at such times and subject to such terms and conditions as are determined by the compensation committee at grant. The maximum term of options under the 2014 Plan is ten years (or five years in the case of ISOs granted to ten-percent stockholders). Upon the exercise of an option, the participant must make payment of the full exercise price (i) in cash or by check, bank draft or money order, (ii) solely to the extent permitted by law, through the delivery of irrevocable instructions to a broker (reasonably acceptable to us) to promptly deliver to us an amount equal to the aggregate exercise price and/or (iii) on such other terms and conditions as may be acceptable to the compensation committee (including, without limitation, the relinquishment of options or by payment in full or in part in the form of shares of our common stock owned by the participant). Unless otherwise determined by the compensation committee, the 2014 Plan provides that options vested and exercisable as of the date of a participant’s termination of employment, consultancy or directorship (as applicable) will remain exercisable for the following periods following the date of termination: if such termination is due to the participant’s death or “disability” (as defined in the 2014 Plan), one (1) year; if such termination is by us without “cause” (as defined in the 2014 Plan), 90 days; and if such termination is voluntary, 30 days. Upon an employment termination by us for cause or a voluntary resignation following an event that would be grounds for termination for cause, the options will terminate and expire on the date of employment termination. Unless otherwise determined by the compensation committee, upon any employment termination, unvested options will terminate and expire on the date of employment termination.

Restricted Stock. The 2014 Plan authorizes the compensation committee to grant restricted stock awards to eligible participants. Recipients of restricted stock awards enter into an agreement with us subjecting the restricted stock awards to transfer and other restrictions and providing the criteria or dates on which such awards vest and such restrictions lapse. The restrictions on restricted stock awards may lapse and the awards may vest over time, based on performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Code, as discussed below), as determined by the compensation committee at grant. Except as otherwise determined by the compensation committee, a holder of a restricted stock award has all of the attendant rights of a stockholder, including the right to vote. However, such holder does not have the right to tender shares of the restricted stock and any dividends or other distributions payable on the restricted stock will not be paid unless and until the underlying shares of restricted stock vest and are no longer subject to restrictions.

Other Stock-Based Awards. The 2014 Plan authorizes the compensation committee to grant awards of shares of our common stock and other awards to eligible participants that are valued in whole or in part by reference to, or are payable in or otherwise based on, shares of our common stock, including, but not limited to, shares of common stock awarded purely as a bonus in lieu of cash and not subject to any restrictions or conditions; shares of common stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by us or an affiliate; stock appreciation rights; stock equivalent units; restricted stock units; performance awards entitling participants to receive a number of shares of our common stock (or cash in an equivalent value) or a fixed dollar amount, payable in cash, stock or a combination of both, with respect to a designated performance period; or awards valued by reference to book value of our shares of common stock.

Certain Performance-Based Awards

The 2014 Plan authorizes the compensation committee to grant performance-based stock-based and cash awards. As noted above, following the Reliance Period, performance-based awards granted under the 2014 Plan that are intended to satisfy the performance-based compensation exception under Section 162(m) of the Code will vest based on attainment of specified performance goals established by the compensation committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase in (or decrease where noted), criteria selected by the compensation committee. Such performance goals may be based upon the attainment of specified levels of company, subsidiary, division or other operational unit performance under one or more of the measures described above relative to the performance of other companies. The compensation committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria, to the extent permitted by Section 162(m) of the Code. Unless the compensation committee determines otherwise, to the extent permitted by Section 162(m) of the Code, the compensation committee will disregard and exclude the impact of special, unusual or non-recurring items, events, occurrences or circumstances; discontinued operations or the disposal of a business; the operations of any business that we acquire during the fiscal year or other applicable performance period; or a change in accounting standards required by generally accepted accounting principles.

Effect of Detrimental Activity

Unless otherwise determined by the compensation committee, the 2014 Plan provides that, in the event a participant engages in “detrimental activity” (as defined in the 2014 Plan), all unexercised options held by the participant will terminate and expire and all unvested restricted stock and other stock-based awards will be immediately forfeited. As a condition to exercise an option, a participant is required to certify that he or she is in compliance with the terms and conditions of the 2014 Plan and that he or she has not engaged in, and does not intend to engage in, any detrimental activity. If the participant engages in a detrimental activity within one year following the exercise of an option, or if earlier, within one year following the date of the participant’s employment termination, we are entitled to recover from the participant, at any time within one year after such date, any gain realized from the exercise of such option. If the participant engages in a detrimental activity within one year following the vesting date of a restricted stock award or other stock-based award, we are entitled to recover from the participant, at any time within one year after such detrimental activity, the fair market value on the vesting date of any restricted stock award, and any gain realized from the vesting of any other stock-based award, that vested during such period. Unless otherwise determined by the compensation committee, the foregoing provisions will cease to apply upon a change in control (as defined in the 2014 Plan and described below).

Effect of Certain Transactions; Change in Control

In the event of a change in control, except as otherwise provided by the compensation committee in an award agreement, unvested awards will not vest. Instead, the compensation committee may, in its sole discretion provide for outstanding awards to be treated in accordance with one of the following methods: (i) awards (whether or not vested) may be continued, assumed or substituted for; (ii) awards may be purchased for an amount of cash equal to the change in control price per share; and/or (iii) stock options or other stock-based appreciation awards may be cancelled if the change in control price is less than the applicable exercise price. However, the compensation committee may in its sole discretion provide for the acceleration of vesting and lapse of restrictions of an award at any time. For the purposes of the foregoing, a “change in control” generally means the occurrence of one of the following events:

•	the acquisition (including through purchase, reorganization, merger or consolidation) by a person or entity of 45% or more of the voting power of the securities entitled to vote to elect our board of directors;

•	an election of individuals to our board of directors that causes a change in two-thirds of our board of directors, unless the individuals elected are approved by a vote of at least two-thirds of the directors then in office who either were directors as of the effective date of the 2014 Plan or whose election or nomination for election was previously so approved; or

•	the sale or other disposition of all or substantially all of our assets.

In addition, upon the occurrence of an “acquisition event” (as defined below), the compensation committee may terminate all outstanding and unexercised options (or any other stock-based awards that are subject to exercise by the holder thereof) (referred to as the “exercisable awards”), effective as of the date of the acquisition event, by delivering a termination notice to each participant at least 20 days prior to the date of the acquisition event. During the period after which notice is provided, each participant may exercise all of his or her then outstanding and vested exercisable awards, subject to the occurrence of the acquisition event. Any exercisable award that has an exercise price that is equal to or greater than the fair market value of our common stock on the date of the acquisition event may be canceled by the compensation committee without consideration. Under the 2014 Plan, an “acquisition event” means (i) a merger or consolidation in which we are not the surviving entity, (ii) any transaction that results in the acquisition of all or substantially all of our outstanding common stock by a single person or group of persons, or (iii) the sale or transfer of all or substantially all of our assets.

Non-Transferability of Awards

Except as the compensation committee may permit, at the time of grant or thereafter, awards granted under the 2014 Plan are generally not transferable by a participant other than by will or the laws of descent and distribution. Shares of our common stock acquired by a permissible transferee will continue to be subject to the terms of the 2014 Plan and the applicable award agreement.

Term

Awards under the 2014 Plan may not be made after January 30, 2024, but awards granted prior to such date may extend beyond that date. We may seek stockholder re-approval of the performance goals in the 2014 Plan and, to the extent that such stockholder approval is obtained on or after the first stockholders’ meeting in the fifth year following the year of the last stockholder approval of the performance goals in the 2014 Plan, awards under the 2014 Plan may be made based on such performance goals in order to qualify for the “performance-based compensation” exception under Section 162(m) of the Code.

Amendment and Termination

Subject to the rules referred to in the balance of this paragraph, our board of directors may at any time amend, in whole or in part, any or all of the provisions of the 2014 Plan, or suspend or terminate it entirely, retroactively or otherwise. Except as required to comply with applicable law, no such amendment may reduce the rights of a participant with respect to awards previously granted without the consent of such participant. In addition, without the approval of stockholders, no amendment may be made that would: increase the aggregate number of shares of our common stock that may be issued under the 2014 Plan; increase the maximum individual participant share limitations for a fiscal year or year of a performance period; change the classification of individuals eligible to receive awards under the 2014 Plan; extend the maximum option term; alter the performance criteria; amend the terms of any outstanding stock option or other stock appreciation award to reduce the exercise price thereof (i.e., reprice); cancel any outstanding “in-the-money” stock option or other stock appreciation award in exchange for cash, other awards or stock option or other stock appreciation award with a lower exercise price; require stockholder approval in order for the 2014 Plan to continue to comply with Section 162(m) of the Code or Section 422 of the Code; or require stockholder approval under the rules of any exchange or system on which our securities are listed or traded. On April 7, 2014, we filed a registration statement on Form S-8 under the Securities Act to register the full number of shares of our common stock that will be available for issuance under the 2014 Plan, as described in the section titled “—2014 Omnibus Incentive Plan—Number of Authorized Shares and Award Limits” above.

Certain Relationships and Related-Party Transactions

Registration Rights

We are party to a registration rights agreement with certain of our stockholders dated November 6, 2013 or the Registration Rights Agreement. Under the Registration Rights Agreement, Cetus Capital II, LLC, IBP Investment Holdings, LLC, IBP Management Holdings, LLC and TCI Holdings, LLC, or collectively, the Investors, have demand, piggyback and Form S-3 registration rights. Subject to conditions and limitations as set forth in the agreement, including our right to defer a demand registration under certain circumstances, at any time which we are not eligible to register securities on Form S-3, the Investors may require that we register for public resale on Form S-1 under the Securities Act of all or part of the shares held by such Investors, so long as the securities being registered in each registration statement are proposed to be sold at an aggregate price to the public of at least $30.0 million with respect to a request made within the first twelve months following the completion of our initial public offering, and at least $15.0 million with respect to any subsequent request. If we become eligible to register the sales of securities on Form S-3 under the Securities Act, the Investors have the right to require us to register the sale of common stock held by them on Form S-3 at an aggregate price to the public of at least $15.0 million. We will not be obligated to effectuate more than one demand registration on Form S-1 or more than two demand registrations on Form S-3 during any calendar year. Subject to certain exceptions, the Investors are also entitled to piggyback registration rights, beginning six months following our initial public offering, with respect to any registration effected by us.

Under the Registration Rights Agreement, we will be responsible, subject to certain exceptions, for the expenses of any offering of our shares of common stock offered pursuant to the agreement other than underwriting discounts and selling commissions. The Registration Rights Agreement contains customary indemnification and market hold-back provisions.

This offering is not being made pursuant to the exercise of any registration rights by the Investors.

Management Agreements

On April 30, 2010, we entered into a Second Amended and Restated Management Agreement with (i) IBP Holding Company, an affiliate of the Edwards Investors, and (ii) certain other investors. Pursuant to the Second Amended and Restated Management Agreement, IBP Holding Company provided certain executive, management, administrative, corporate overhead, clerical and other support services to one of our operating subsidiaries, Installed Building Products, LLC. A substantially similar management agreement was entered into on October 29, 2007 for IBP Holding Company to provide certain executive, management, administrative, corporate overhead, clerical and other support services to one of our other operating subsidiaries, Installed Building Products II, LLC. We collectively refer to these agreements as the Old Service Agreements. Pursuant to the Old Service Agreements, IBP Holding Company was paid management fees in an aggregate amount of approximately $4.4 million in 2010 and $4.8 million in 2011. The Old Service Agreements were terminated on December 31, 2011 and all employees of IBP Holding Company became employees of Installed Building Products, LLC, one of our operating subsidiaries. We maintain a receivable from IBP Holding Company in the amount of approximately $600,000 as of March 31, 2014. The receivable represents amounts owed to us for wages and related expenses paid by us during 2011 to former employees of IBP Holding Company.

On December 18, 2012, we entered into a Management Services and Fee Agreement with (i) Littlejohn Managers, LLC, (ii) Jeff Edwards, (iii) IBP Holding Company, an affiliate of the Edwards Investors, and (iv) TCI Holdings, LLC, one of our principal stockholders, or collectively the Managers. Pursuant to the Management Services and Fee Agreement, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) during the year ended December 31, 2012. The Management Services and Fee Agreement was terminated on November 22, 2013. The indemnification provisions in favor of the Managers survive such termination.

Financing and Recapitalization Transactions

In 2010, IBP Funding Company, LLC, which was owned by one of our indirect stockholders and the Edwards Investors, and Primstone Funding Company, LLC, which was owned by some of our indirect stockholders, purchased $27.8 million of outstanding senior secured indebtedness under IBP I’s then existing credit facility and converted the loans to second lien loans. In connection with our Recapitalization, this second lien debt of IBP I was cancelled on November 3, 2011. Through a series of purchases in July 2011, Cetus Capital II, LLC, or Cetus II, purchased the remaining $77.6 million (including accrued interest) of IBP I’s outstanding indebtedness under IBP’s then-existing credit facility, or the first lien debt. As part of the Recapitalization, Cetus II contributed the first lien debt to us in exchange for 1,000 shares of our Series A Preferred Stock and 5,850,000 shares of our Redeemable Common Stock.

In 2011, the Edwards Investors and an affiliate issued promissory notes to the lender under IBP II’s then existing credit facility. The issuers of the notes used a portion of the funds from the loan to make a $12.0 million capital contribution to IBP II, which was then used by IBP II to repay outstanding amounts under its credit facility. In connection with our Recapitalization, IBP II repaid the remaining $500,000 outstanding under its existing credit facility on November 4, 2011.

In connection with our Recapitalization, on November 4, 2011, we assumed a $1.7 million liability of IBP Holding Company, an affiliate of the Edwards Investors, for accrued deferred bonuses of its employees, which bonuses were paid by us in 2012. Personnel of the corporate headquarters were employed by IBP Holding Company prior to 2012 and, since January 1, 2012, have been employed by IBP I.

In connection with our Recapitalization, stockholder notes in the amount of $3.8 million plus accrued interest of $0.9 million owed by us to the Edwards Investors were cancelled.

Pursuant to the Recapitalization and Exchange Agreement, dated November 4, 2011, which we entered into with Cetus II, we had a call right to purchase 50,000 shares (975,000 shares after giving effect to the stock split) of common stock from Cetus II at a purchase price of $0.01 per share. Pursuant to an amendment to the Recapitalization Agreement and Exchange Agreement dated January 27, 2014, our call right was terminated and IBP Investment Holdings, LLC, TCI Holdings, LLC and IBP Management Holdings, LLC had a call right to purchase 44,000 shares (858,000 shares after giving effect to the stock split) of common stock in the aggregate from Cetus II at a purchase price of $0.01 per share, or the call right. These stockholders exercised such call right on January 27, 2014.

TCI Transaction

On August 31, 2012, we entered into a Membership Interest Purchase Agreement with TCI Holdings, LLC to acquire TCI Contracting, LLC. In connection with that transaction, TCI Holdings, LLC was issued 2,533,908 shares of our common stock and became party to the Stockholders Agreement. J. Michael Nixon, a member of TCI Holdings, LLC, was not a member of our board of directors at the time of the transaction, but became a member of our board in December 2012.

Supplier Loans

On May 17, 2010, CertainTeed Corporation, one of our insulation suppliers, loaned funds to IBP Holding Company, an affiliate of the Edwards Investors in the principal amount of $2.0 million. The funds were made available as capital contributions to us and used for general corporate purposes. The loan was repaid by the Edwards Investors on June 19, 2013.

On March 26, 2009, Knauf Insulation, GmbH, one of our insulation suppliers, loaned funds to the Edwards Investors in the principal amount of $10.0 million. The funds were made available as capital contributions to us and were primarily used for general corporate purposes. The loan was repaid by the Edwards Investors concurrently with the completion of our initial public offering.

On March 26, 2004, Installed Building Systems, Inc., an affiliate of Jeff Edwards, entered into an amended and restated loan agreement with Owens Corning pursuant to which Owens Corning loaned funds to the Edwards Investors in the principal amount of $10.0 million. The funds were made available as capital contributions to us and used for general corporate purposes. The loan was repaid by the Edwards Investors concurrently with the completion of our initial public offering.

Employee Benefits

The Edwards Industries, Inc. Medical Trust, or the Medical Trust, provides medical and dental benefits to our employees as well as those of other businesses affiliated with the Edwards Investors. We paid premiums to the Medical Trust for the provision of these benefits. We paid an aggregate of $6.2 million for the year ended December 31, 2011, $6.3 million for the year ended December 31, 2012 and $8.9 million for the year ended December 31, 2013 to the Medical Trust for all our health plans. Effective January 1, 2014, the trust is no longer providing benefits to our employees.

Related-Party Sales

Certain of our operating subsidiaries install products in the ordinary course of their businesses to the following affiliates of the Edwards Investors: Michael Edwards Construction, Edwards Communities Construction Company and affiliates and Duffy Homes, Inc. These transactions are performed on terms comparable to those that could be obtained in an arm’s-length transaction with an unrelated third party. Aggregate sales to these affiliates of the Edwards Investors totaled $2.7 million for the year ended December 31, 2011, $1.7 million for the year ended December 31, 2012 and $1.2 million for the year ended December 31, 2013.

Real Property Leases

Pursuant to a lease agreement dated as of May 1, 2003, as amended, we lease our headquarters at 495 S. High Street, Columbus, Ohio from 495 South High Street, L.L.C., an entity affiliated with the Edwards Investors. The annual base rent is $158,827. Prior to November 1, 2013, the base rent was $201,471.

Pursuant to a lease agreement dated as of March 14, 2005, we lease a branch location at 1320 McKinley Avenue, Columbus, Ohio from Peter H. Edwards, an immediate family member of Jeff Edwards. The annual base rent is $133,554.

TCI Contracting, LLC, one of our indirect subsidiaries, leases locations in Georgia, Florida and Tennessee pursuant to the terms of five lease agreements with one or more entities in which J. Michael Nixon, one of our directors, has an interest. The annual base rent for these locations is $33,000, $66,000, $90,000, $66,000 and $60,000 respectively.

Guarantees of Corporate Liabilities

Pursuant to an Individual Guaranty Agreement and a Guaranty Agreement, each dated as of October 22, 2012, Jeff Edwards, Peter Edwards Jr., Anne Edwards and Michael Edwards, individually, and Littlejohn guaranteed our letter of credit reimbursement obligations to Bank of America, N.A. in connection with letters of credit issued by Bank of America, N.A. to support our workers compensation policies. Such letters of credit are currently issued under our revolving credit facility and these guarantees were terminated on July 30, 2013.

Jeff Edwards has personally guaranteed reimbursement obligations of ours. The total obligation amounts were $316,613 for the year ended December 31, 2012 and $39,000 for the year ended December 31, 2013 under certain performance and licensing bonds issued by sureties on behalf of us in the ordinary course of business. These bonds were replaced with bonds that do not require any guarantee and the last of these guarantees was terminated on January 17, 2014.

Policies and Procedures for Related-Party Transactions

Our board of directors adopted a written related-party transaction policy setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” includes our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock and their immediate family members.

The policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party and the extent of the related person’s interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal and Selling Stockholders

The following table lists information regarding the beneficial ownership of our common stock as of June 1, 2014 by (i) each person whom we know to beneficially own more than 5% of our outstanding common stock, or a 5% Stockholder, (ii) each director and director nominee, (iii) each Named Executive Officer, (iv) all directors, director nominees and executive officers as a group and (v) the selling stockholders. Unless otherwise indicated, the address of each officer and director is that of our headquarters, c/o Installed Building Products, Inc., 495 South High Street, Suite 50, Columbus, Ohio 43215.

The number of shares of common stock “beneficially owned” by each stockholder is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership of shares of our common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after June 1, 2014, including any shares that could be purchased by the exercise of options or warrants held by that person. Each holder’s percentage ownership is based on 30,601,401 shares of common stock outstanding as of June 1, 2014. The percentages assume no exercise by the underwriters of their option to purchase additional shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock.

Name of Beneficial Owner	Shares of Common Stock Owned Before this Offering		Number of Shares Offered	Shares of Common Stock Owned After this Offering
	Number	Percent		Number	Percent
5% Stockholders:
IBP Investment Holdings, LLC (1)(2)	13,971,360	45.7%	4,800,000	9,171,360	30.0%
Cetus Capital II, LLC (3)	4,992,000	16.3%	3,300,000	1,692,000	5.5%
TCI Holdings, LLC (4)	2,666,898	8.7%	—	2,666,898	8.7%

Directors and Executive Officers:
Jeffrey W. Edwards (2)(5)	14,056,906	45.9%	4,800,000	9,256,906	30.2%
Michael T. Miller (2)(6)	—	—	—	—	—
Jay P. Elliott	39,741	*	—	39,741	*
Steven G. Raich (7)	4,992,000	16.3%	3,300,000	1,692,000	5.5%
J. Michael Nixon (4)	2,666,898	8.7%	—	2,666,898	8.7%
Margot L. Carter	—	—	—	—	—
Lawrence A. Hilsheimer	—	—	—	—	—
Janet E. Jackson	—	—	—	—	—
Robert H. Schottenstein	—	—	—	—	—
Michael H. Thomas	10,000	*	—	10,000	*

All directors, director nominees and executive officers as a group (10 persons)	21,765,545	71.1%	8,100,000	13,665,545	44.7%

*	Denotes less than 1.0% beneficial owner.
(1)

IBP Investment Holdings, LLC, or Investment Holdings, is a Delaware member-managed limited liability company. PJAM IBP Holdings, Inc., or PJAM, an Ohio corporation, and Installed Building Systems, Inc., or Systems, a Delaware corporation, own 41.4% and 36.0%, respectively, of the outstanding common units of Investment Holdings. Mr. Edwards, our President, Chief Executive Officer and Chairman, controls PJAM and Systems, and owns certain outstanding common units of Investment Holdings. Mr. Edwards has sufficient voting and dispositive power to control Investment Holdings. OCM IBP Holdings, Inc., or OCM, a Delaware corporation, that is an affiliate of OCM Mezzanine Fund, L.P., a fund sponsored by Oaktree

Capital Management, owns all of the issued and outstanding Series A preferred units of Investment Holdings. OCM, Stonehenge Opportunity Fund LLC, Primus Capital Fund V, L.P. and Primus Executive Fund V, L.P. (collectively, the “Funds”) own an aggregate of 12.3% of the outstanding common units of Investment Holdings. The remaining outstanding common units of Investment Holdings are owned by other members of our management team and a dynasty trust for the benefit of Mr. Edwards’ family. Approximately 47% of the proceeds received by Investment Holdings in this offering will be used to repurchase the Series A preferred units of Investment Holdings held by OCM and approximately 28% of such proceeds will be used to repurchase some or all of the common units of Investment Holdings held by the Funds. In addition, approximately 25% of the proceeds received by Investment Holdings will be used to repurchase common units of Investment Holdings held by PJAM and Systems. If the underwriters’ option to purchase additional shares is exercised in full, Investment Holdings would beneficially own 28.8% of our common stock outstanding after this offering. The address for Investment Holdings is 495 South High Street, Suite 50, Columbus, Ohio 43215.
(2)	Following this offering and its repurchase of preferred and common units described in footnote 1 above, Investment Holdings intends to make an in-kind distribution of its remaining shares of our common stock pro-rata to its members. The following table lists additional information regarding the beneficial ownership of our common stock after giving effect to this offering and the repurchase of units by and in-kind distribution of Investment Holdings or, collectively, the Investment Holdings Transactions. As noted above, Mr. Edwards controls PJAM and Systems and amounts included in the table below reflect his beneficial ownership in shares of our common stock held by these entities.

	Numbers of shares (distributed in) / received from in-kind distribution of Investment Holdings	Shares of Common Stock Owned after this Offering and the Investment Holdings Transactions
		Number	Percent
IBP Investment Holdings, LLC	(9,171,360)	—	—
PJAM IBP Holdings, LLC	4,227,819	4,227,819	13.8%
Installed Building Systems, Inc	3,785,882	3,785,882	12.4%
Jeffrey W. Edwards	8,659,369	8,744,915	28.6%
Michael T. Miller	273,479	273,479	0.9%

(3)	Cetus Capital II, LLC, a Delaware limited liability company, or Cetus II, is an affiliate of Littlejohn. Littlejohn Fund IV, L.P., or Fund IV, as the sole member of Cetus II, and Littlejohn Associates IV, L.L.C., or Associates IV, the general partner of Fund IV, may each be deemed to be the indirect beneficial owner of these shares. Steven G. Raich is a manager of Associates IV and holds voting and dispositive power over these shares. Each of Fund IV, Associates IV and Steven G. Raich disclaim any beneficial ownership of such shares in which it or he does not have a pecuniary interest. If the underwriters’ option to purchase additional shares is exercised in full, Cetus II would beneficially own 5.3% of our common stock outstanding after this offering. The address of each of Cetus II, Fund IV and Associates IV is 8 Sound Shore Drive, Greenwich, Connecticut 06830.
(4)	Represents shares held by TCI Holdings, LLC, a member-managed Georgia limited liability company. Mr. Nixon shares voting and dispositive power over the shares held by TCI Holdings, LLC. Mr. Nixon disclaims any beneficial ownership of such shares in which he does not have a pecuniary interest. The address for TCI Holdings, LLC and Mr. Nixon is 4080 McGinnis Ferry Road #1504, Alpharetta, Georgia 30005. Inis Investment Co. shares voting and dispositive power over the shares held by TCI Holdings, LLC. Inis Investment Co. disclaims any beneficial ownership of such shares in which it does not have a pecuniary interest. If the underwriters’ option to purchase additional shares is exercised in full, TCI Holdings, LLC would beneficially own 8.4% of our common stock outstanding after this offering. The address for Inis Investment Co. is 1209 Orange Street, Wilmington, Delaware 19801.

(5)	Includes shares held by Investment Holdings and IBP Management Holdings, LLC, or Management Holdings. Mr. Edwards has voting and dispositive control over the shares held by Investment Holdings and Management Holdings. The shares held by Investment Holdings are expected to be distributed to its members after the completion of this offering. From and after the expiration of the 90-day lock-up period, Mr. Edwards has agreed to pledge approximately 6,337,500 of these shares to secure certain loans made by a financial institution to him and members of his family. If the underwriters’ option to purchase additional shares is exercised in full, Mr. Edwards would beneficially own 29.1% of our common stock outstanding after this offering. Mr. Edwards disclaims beneficial ownership of such shares in which he does not have a pecuniary interest.
(6)	Mr. Miller owns common units of Investment Holdings that have the equivalent value of approximately 1% of our common stock outstanding.
(7)	Represents shares held by Cetus II. Mr. Raich is a partner of Littlejohn and may be deemed to beneficially own the shares held by Cetus II. Mr. Raich disclaims any beneficial ownership of such shares in which he does not have a pecuniary interest. If the underwriters’ option to purchase additional shares is exercised in full, Mr. Raich would beneficially own 5.3% of our common stock outstanding after this offering. The address for Mr. Raich is 8 Sound Shore Drive, Greenwich, Connecticut 06830.

Description of Capital Stock

The following description is intended as a summary of our amended and restated certificate of incorporation (which we refer to as our “charter”) and our amended and restated bylaws and to the applicable provisions of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our charter and amended and restated bylaws.

General

Our charter authorizes 100,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 per value per share.

As of June 1, 2014, we had 30,601,401 shares of our common stock outstanding. No shares of our preferred stock are designated, issued or outstanding.

COMMON STOCK

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no sinking fund provisions applicable to our common stock. There are no redemption provisions applicable to any shares of our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER, OUR AMENDED AND RESTATED BYLAWS AND DELAWARE LAW

Our charter and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Board Size; Filling of Vacancies

Our charter and amended and restated bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification or removal from office or other cause will be filled solely by a majority vote of our remaining directors, or a quorum of our remaining directors, in office.

Classified Board of Directors

Our charter provides that our board of directors will be divided into three classes, with each class serving three-year staggered terms.

Special Meetings of Stockholders

Our charter and amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairman of our board of directors, our Chief Executive Officer, any two directors or upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies, and not by our stockholders.

No Stockholder Action by Written Consent

Our charter provides that any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Business combinations with interested stockholders

We will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owning 15% or more of such corporation’s outstanding voting stock for a period of three years following the date on which such stockholder became an “interested” stockholder. In order for us to consummate a business combination with an “interested” stockholder within three years of the date on which the stockholder became “interested,” either (1) the business combination or the transaction that resulted in the stockholder becoming “interested” must be approved by our board of directors prior to the date the stockholder became “interested,” (2) the “interested” stockholder must own at least 85% of our outstanding voting stock at the time the transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the business combination must be approved by our board of directors and authorized by at least two-thirds of our stockholders (excluding the “interested” stockholder). This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares of our common stock.

CORPORATE OPPORTUNITY

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our charter provides that, to the fullest extent permitted by law, none of Jeff Edwards or Littlejohn or his or its affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Jeff Edwards or Littlejohn acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our charter does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of IBP.

LIMITATIONS ON LIABILITY, INDEMNIFICATION OF OFFICERS AND DIRECTORS AND INSURANCE

Our charter and amended and restated bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. For a discussion concerning limitations of liability and indemnification applicable to our directors and officers, see “Management—Limitations on Liability, Indemnification of Officers and Directors and Insurance.”

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the NYSE under the symbol “IBP.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of our common stock is American Stock Transfer & Trust Company, LLC.

Shares Eligible for Future Sale

Future sales of our common stock, including shares issued upon the exercise of outstanding options in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

RULE 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable). In general, under Rule 144, as currently in effect, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our “affiliates,” are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of all of our restricted securities have entered into lock-up agreements as referenced below and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

EQUITY INCENTIVE PLANS

In connection with our initial public offering, our board of directors and stockholders adopted the 2014 Plan in January 2014, which replaced the existing equity incentive plan. There are currently no outstanding options under the 2014 Plan or the prior equity incentive plan. For a description of our 2014 Plan and the number of shares reserved for issuance, see “Executive Compensation—2014 Omnibus Incentive Plan.”

On April 7, 2014, we filed a registration statement on Form S-8 under the Securities Act to register the total number of shares of our common stock that may be issued under our 2014 Plan, which became effective upon filing. Any shares of our common stock covered by such registration statement will be eligible for sale in the public market beginning immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions and the lock-up agreements described below.

REGISTRATION RIGHTS

Certain of our current holders of our common stock outstanding prior to our initial public offering will, after the expiration of the lock-up period for our initial public offering, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Certain Relationships and Related-Party Transactions—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

LOCK-UP AGREEMENTS

In connection with this offering, we, our executive officers, directors, the selling stockholders and certain other stockholders, including TCI Holdings, LLC, have each agreed not to sell any shares of our common stock for a period of 90 days from the date of this prospectus, subject to certain exceptions. In connection with the proposed offering, the representatives of the underwriters for our initial public offering in February 2014 have agreed to waive the lock-up restrictions applicable to us and the selling stockholders in order to permit the filing of a registration statement, the in-kind distribution by Investment Holdings after the completion of this offering, the capped call transactions and the offer and sale of the shares by the selling stockholders and us. We refer you to “Underwriting—No Sales of Similar Securities.”

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a U.S. person.

Distributions

As described in the section captioned “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future.

If we do, however, make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the discussion below regarding backup withholding and payments made to certain foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate as may be specified by an applicable income tax treaty).

Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or other taxable disposition of the common stock.

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) qualifying for the benefits of an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E, claiming an exemption from or reduction of the withholding tax under the benefit of an applicable income tax treaty, (b) IRS Form W-8ECI stating that the dividends are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or (c) a suitable substitute form or successor form, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below regarding backup withholding and payments made to certain foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is or is treated as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and payments made to certain foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder timely files U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we are not, and do not anticipate that we will become, a USRPHC.

Non-U.S. holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below regarding payments made to certain foreign accounts, a non-U.S. holder generally will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status by providing a valid IRS

Form W-8BEN, W-8BEN-E, or W-8ECI, or other applicable certification, or otherwise establishes an exception. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding will generally not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. person on IRS Form W-8BEN, W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the provisions of the law generally known as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “U.S.-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required.

Under the applicable Treasury Regulations, withholding under FATCA will generally apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our common stock in respect of any amounts withheld.

Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

The selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and the selling stockholders have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares
UBS Securities LLC	1,930,500
Deutsche Bank Securities Inc.	1,930,500
RBC Capital Markets, LLC	1,930,500
Zelman Partners LLC	607,500
BB&T Capital Markets, a division of BB&T Securities, LLC	567,000
KeyBanc Capital Markets Inc.	567,000
SunTrust Robinson Humphrey, Inc.	567,000

Total	8,100,000

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares from us as described below.

Our common stock is being offered by the selling stockholders subject to a number of conditions, including:

•	receipt and acceptance by the underwriters of our common stock held by the selling stockholders; and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of 1,215,000 additional shares of our common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.375 per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts the selling stockholder will pay to the underwriters and the per share and total underwriting discounts we will pay assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares.

	Paid by the Selling Stockholders	Paid by us
		Full Exercise

Per share	$0.625	$0.625
Total	$5,062,500	$759,375

We estimate that the total expenses of the offering payable by us, including the expenses of the selling stockholders but not including the underwriting discounts, will be approximately $0.9 million, which includes an amount not to exceed $20,000 that we have agreed to reimburse the underwriters for certain expenses (including fees of counsel for FINRA-related matters) incurred by them in connection with this offering.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, the selling stockholders and certain other stockholders, including TCI Holdings, LLC, have each entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

In connection with our initial public offering, we, our executive officers and directors, and holders of substantially all of our common stock entered into lock-up agreements with the underwriters of the our initial public offering, or the IPO Lock-up Agreements. Under the IPO Lock-up Agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Deutsche Bank Securities Inc. and UBS Securities LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of our initial public offering prospectus, which prospectus was dated February 12, 2014. Deutsche Bank Securities Inc. and UBS Securities LLC may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. In connection with the proposed offering, Deutsche Bank Securities Inc. and UBS Securities LLC have agreed to waive the lock-up restrictions applicable to us and the selling stockholders in order to permit the filing of a registration statement, the in-kind distribution by Investment Holdings after the completion of this offering, the capped call transactions and the offer and sale of the shares by the selling stockholders and us.

INDEMNIFICATION

We have agreed to indemnify the several underwriters and the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we and the selling stockholder have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE QUOTATION

Our common stock is listed on the NYSE under the symbol “IBP.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option.

Naked short sales are short sales made in excess of the underwriters’ option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

CAPPED CALL TRANSACTION

Shortly following the pricing of this offering, IBP Holding Company and Installed Building Systems, Inc., both entities that are controlled by Jeff Edwards, currently plan to enter into capped call option transactions with respect to approximately 1.1 million shares of our common stock with an affiliate of one of the underwriters, or the option counterparty, subject to market conditions and other restrictions. We cannot assure you that the transactions will be consummated at all, or as to the exact timing of such transactions if they occur. If these parties enter into the capped call transactions, the transactions are expected to result in future cash payments to the parties to the extent the price of our common stock upon expiration of the options is greater than the strike price of the options, subject to a cap.

In connection with establishing its initial hedge of any capped call transactions, the option counterparty (or one of its affiliates) expects to purchase shares of our common stock shortly after the pricing of this offering. This activity could increase (or reduce the size of any decrease in) the market price of our common stock at that time.

In addition, the option counterparty (or one of its affiliates) may modify its hedge position by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling common stock or other securities of ours in secondary market transactions following the pricing of this offering. This activity could also cause or mitigate an increase or a decrease in the market price of our common stock. We cannot assure you that the capped call transactions will be entered into and what effect they could have on the price of our common stock.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us or the selling stockholder and perform services for us or the selling stockholder in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or the selling stockholder. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares that are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity that is a qualified investor as defined under the Prospectus Directive;

(b) by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead underwriters for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or the CO, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Legal Matters

Certain legal matters, including validity of the shares of common stock offered herein, will be passed upon by Proskauer Rose LLP, New York, New York and certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher  & Flom LLP, New York, New York.

Experts

The consolidated financial statements as of December 31, 2012 and 2013 and for the twelve-month period ended December 31, 2012 and 2013, respectively, as included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included on reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2011 included in this prospectus have been so included in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

A copy of the registration statement and the accompanying exhibits and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.installedbuildingproducts.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our websites is not incorporated by reference into this prospectus or registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INSTALLED BUILDING PRODUCTS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Installed Building Products, Inc.:

We have audited the accompanying consolidated balance sheets of Installed Building Products, Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operations, stockholders’ deficit and redeemable instruments and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Columbus, OH

March 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Installed Building Products, Inc.

Columbus, Ohio

We have audited the accompanying consolidated statements of operations, stockholders’ deficit and redeemable instruments, and cash flows of Installed Building Products, Inc. for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Columbus, Ohio

December 9, 2013, (except for the effect of the common and preferred share authorization and common stock split discussed in Note 15, as to which the date is February 10, 2014)

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of December 31,
	2012	2013

ASSETS
Current assets
Cash	$3,898	$4,065
Restricted cash	1,803	1,708
Accounts receivable (less allowance for doubtful accounts of $1,412 and $1,738 at December 31, 2012 and 2013, respectively)	46,100	58,351
Accounts receivable, related parties	774	475
Inventories	16,718	19,731
Deferred income taxes	726	42
Income taxes receivable	—	41
Deferred offering costs	—	5,156
Other current assets	5,749	5,943

Total current assets	75,768	95,512
Property and equipment, net	17,931	29,475
Non-current assets
Goodwill	49,146	49,328
Intangibles, net	15,023	13,400
Other non-current assets	2,884	3,355

Total non-current assets	67,053	66,083

Total assets	$160,752	$191,070

LIABILITIES, REDEEMABLE INSTRUMENTS AND STOCKHOLDERS’ DEFICIT
Current liabilities
Current maturities of long-term debt	$186	$255
Current maturities of capital lease obligations	3,822	7,663
Accounts payable	34,330	40,114
Accounts payable, related parties	2,133	539
Income taxes payable	2,562	—
Accrued compensation	7,562	8,942
Other current liabilities	2,202	6,930

Total current liabilities	52,797	64,443

Long-term debt	17,705	27,771
Capital lease obligations, less current maturities	8,362	14,370
Put option - Series A Preferred Stock	782	490
Deferred income taxes	12,101	9,571
Other long-term liabilities	9,626	9,006

Total liabilities	101,373	125,651

Commitments and contingencies (Note 11)

Series A Preferred Stock; $0.01 par value: 1,000 authorized, issued and outstanding at December 31, 2012 and 2013, respectively	49,615	55,838
Redeemable Common Stock; $0.01 par value: 5,850,000 authorized, issued and outstanding at December 31, 2012 and 2013, respectively	17,246	81,010

Stockholders’ deficit
Common Stock; $0.01 par value: 27,200,862 authorized, and 16,183,901 shares issued and outstanding at December 31, 2012 and 2013, respectively (Note 7)	162	162
Additional paid in capital	3,959	—
Accumulated deficit	(11,603)	(71,591)

Total stockholders’ deficit	(7,482)	(71,429)

Total liabilities, redeemable instruments and stockholders’ deficit	$160,752	$191,070

See accompanying notes to consolidated financial statements

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years ended December 31,
	2011	2012	2013

Net revenue	$238,447	$301,253	$431,929
Cost of sales	181,221	227,210	322,241

Gross profit	57,226	74,043	109,688
Operating expenses
Selling	18,446	19,807	25,509
Administrative	45,678	56,333	67,194
Management fees, related parties	4,760	4,300	—
Gain on litigation settlement	—	(6,975)	(31)
Amortization	3,785	3,082	3,057
Other	1,687	(608)	881

Operating (loss) income	(17,130)	(1,896)	13,078
Other (income) expense
Interest expense	3,673	1,979	2,257
Interest expense, related parties	3,321	—	—
Gain on extinguishment of debt	(18,542)	—	—
Other	159	(136)	(33)

	(11,389)	1,843	2,224

(Loss) income before income taxes	(5,741)	(3,739)	10,854

Income tax provision	1,449	555	4,216

Net (loss) income from continuing operations	(7,190)	(4,294)	6,638

Discontinued operations
Loss (income) from discontinued operations	2,455	(3,835)	960
Income tax (benefit) provision	(660)	1,447	(362)

Loss (income) from discontinued operations, net of income taxes	1,795	(2,388)	598

Net (loss) income	$(8,985)	$(1,906)	$6,040

Accretion charges on Series A Preferred Stock	(811)	(5,529)	(6,223)
Accretion charges on Pre-Recapitalization Preferred Units	(1,621)	—	—
Gain on Extinguishment of Pre-Recapitalization Preferred Units	85,040	—	—

Net income (loss) attributable to common shareholders	$73,623	$(7,435)	$(183)

Weighted average shares outstanding (basic and diluted)	19,499,993	20,351,552	22,033,901

Net income (loss) per share (basic and diluted)
Income (loss) per share from continuing operations attributable to common stockholders (basic and diluted)	$3.87	$(0.49)	$0.02
(Loss) income per share from discontinued operations attributable to common stockholders (basic and diluted)	(0.09)	0.12	(0.03)

Income (loss) per share attributable to common stockholders (basic and diluted)	$3.78	$(0.37)	$(0.01)

See accompanying notes to consolidated financial statements

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND REDEEMABLE INSTRUMENTS

(in thousands, except share amounts)

			Series A-2 Preferred		Common Members’ Deficit	Additional Paid In Capital	Accumulated Deficit	Members’/ Stockholders’ Deficit	Pre-Recapitalization Redeemable		Redeemable
	Common Stock								Preferred Units		Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount					Shares	Amount	Shares	Amount	Shares	Amount
BALANCE - January 1, 2011	—	$—	8,211,865	$8,212	$(157,272)	$500	$—	$(148,560)	113,921,591	$110,454	—	$—	—	$—
Capital contribution from stockholders					12,628			12,628
Stock-based compensation						780		780
Conversion upon Recapitalization	13,649,993	137	(8,211,865)	(8,212)	146,265	(26,108)		112,082	(113,921,591)	(112,075)	1,000	43,275	5,850,000	14,900
Forgiveness of related party debt						36,813		36,813
Deferred tax effects resulting from Recapitalization						(10,573)	(712)	(11,285)
Net loss							(8,985)	(8,985)
Accretion of Redeemable Preferred to Redemption Value					(1,621)	(811)		(2,432)		1,621		811
Adjustments to Redeemable Common Stock fair value measurement						(601)		(601)						601

BALANCE - January 1, 2012	13,649,993	137	—	—	—	—	(9,697)	(9,560)	—	—	1,000	44,086	5,850,000	15,501

Issuance of common stock	2,533,908	25				4,075		4,100
Capital contribution from stockholders						2,500		2,500
Stock-based compensation						4,658		4,658
Net loss							(1,906)	(1,906)
Accretion of Redeemable Preferred to Redemption Value						(5,529)		(5,529)				5,529
Adjustments to Redeemable Common Stock fair value measurement						(1,745)		(1,745)						1,745

BALANCE - January 1, 2013	16,183,901	162	—	—	—	3,959	(11,603)	(7,482)	—	—	1,000	49,615	5,850,000	17,246

Net income							6,040	6,040
Accretion of Redeemable Preferred to Redemption Value						(3,959)	(2,264)	(6,223)				6,223
Adjustments to Redeemable Common Stock fair value measurement							(63,764)	(63,764)						63,764

BALANCE - December 31, 2013	16,183,901	$162	—	$—	$—	$—	$(71,591)	$(71,429)	—	$—	1,000	$55,838	5,850,000	$81,010

See accompanying notes to consolidated financial statement

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share amounts)

	Years ended December 31,
	2011	2012	2013
Cash flows from operating activities
Net (loss) income	$(8,985)	$(1,906)	$6,040
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment	4,405	4,637	8,374
Amortization of intangibles	3,986	3,082	3,057
Amortization of deferred financing costs	696	175	175
Provision for doubtful accounts	2,156	482	1,038
Gain on sale of property and equipment	(240)	(1,280)	(372)
Noncash stock compensation	780	4,658	—
Gain on extinguishment of debt	(18,542)	—	—
Deferred income taxes	(1,536)	(767)	(1,782)
Other	2,761	210	(292)
Changes in assets and liabilities, excluding effects of acquisitions
Accounts receivable	(5,457)	(6,858)	(12,777)
Inventories	1,603	(1,845)	(2,945)
Other assets	(379)	(1,948)	(2,270)
Accounts payable	(980)	2,013	3,902
Income taxes payable	1,225	2,339	(2,602)
Other liabilities	5,752	1,602	4,678

Net cash (used in) provided by operating activities	(12,755)	4,594	4,224

Cash flows from investing activities
Restricted cash	459	—	95
Purchases of property and equipment	(1,062)	(2,929)	(2,665)
Acquisitions of businesses, net of cash acquired of $0, $375 and $0 in 2011, 2012 and 2013, respectively	—	(823)	(1,181)
Proceeds from sale of property and equipment	343	176	1,240
Proceeds from insurance	441	833	—

Net cash provided by (used in) investing activities	181	(2,743)	(2,511)

Cash flows from financing activities
(Payments) proceeds from revolving lines of credit, net	(4,472)	486	10,038
Proceeds from refinancing revolving line of credit	16,744	—	—
Principal payments on long term debt	(9,960)	(511)	(513)
Payments on capital lease obligations	(2,181)	(2,956)	(6,625)
Payments for deferred offering costs	—	—	(4,446)
Capital contributions	12,628	2,500	—
Deferred financing activities	(814)	—	—

Net cash provided by (used in) financing activities	11,945	(481)	(1,546)

Net change in cash	(629)	1,370	167
Cash at beginning of year	3,157	2,528	3,898

Cash at end of year	$2,528	$3,898	$4,065

Supplemental disclosures of cash flow information
Net cash paid during the year for:
Interest	$3,400	$1,893	$2,038
Income taxes, net of refunds	199	378	8,254
Supplemental disclosure of noncash investing and financing activities
Vehicles capitalized under capital leases and related lease obligations	2,816	11,090	17,123
Common stock issued for acquisition of business	—	4,100	—
Note payable issued in connection with acquisition of business	—	571	300
Notes payable issued for acquisition of assets	—	115	—
Unpaid offering costs	—	—	710

See accompanying notes to consolidated financial statements

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 1 – ORGANIZATION AND RECAPITALIZATION

Installed Building Products, Inc. (“IBP”), a Delaware corporation formed on October 28, 2011, and its wholly owned subsidiaries (collectively referred to as the “Company” and “we”, “us” and “our”), primarily install insulation, garage doors, rain gutters, shower doors, closet shelving and mirrors, and other products for residential and commercial builders located in the continental United States. IBP operates in over 100 locations within the continental United States and its corporate office is located in Columbus, Ohio.

We have one operating segment and a single reportable segment. Substantially all of our sales come from service based installation of various products in the existing and new residential and commercial construction end markets. Each of our branches has the capacity to serve all of our end markets. For the year ended December 31, 2011, 83.6% of our net revenue was attributable to new and existing residential construction, with the remaining 16.4% attributable to commercial construction. For the year ended December 31, 2012, 86.2% of our net revenue was attributable to new and existing residential construction, with the remaining 13.8% attributable to commercial construction. For the year ended December 31, 2013, 89.0% of our net revenue was attributable to new and existing residential construction, whereas 11.0% was attributable to commercial construction.

The following is a summary of the annual percentage of installation net revenue by product category:

	Year ended December 31,
	2011	2012	2013
Insulation	72%	74%	74%
Garage doors	10%	8%	8%
Shower doors, shelving and mirrors	6%	6%	6%
Rain gutters	5%	6%	6%
Other building products	7%	6%	6%

	100%	100%	100%

2011 Recapitalization

Overview of Recapitalization – On November 4, 2011, through a series of transactions, we merged our historical operations of IBP Holdings, LLC (“IBP I”) and IBP Holdings II, LLC (“IBP II”), and their respective operating subsidiaries, into the newly formed holding company, IBP, as part of a merger of entities under common control (the “Merger”). The Merger was accounted for in a manner similar to that of a pooling of interests. The consolidated financials are presented as if the Merger had taken place effective January 1, 2011. Additionally, on November 4, 2011, we entered into a series of transactions with IBP I and IBP II stockholders and debt holders that extinguished the majority of our then-outstanding debt and equity instruments and in exchange IBP issued new debt and equity instruments (collectively with the Merger, referred to as the “Recapitalization”).

Prior to the Recapitalization:

In 2010, related parties IBP Funding Company, LLC and Primstone Funding Company, LLC purchased $27,778 of outstanding senior secured indebtedness, from certain lenders in IBP I’s credit facility, which was converted into a second lien position (the “IBP I Second Lien Debt”). Also in 2010, a related party, Edwards IBP Holdings, LLC purchased $8,212 of subordinated debt and equity in IBP I held by a third party, which was converted into preferred equity in IBP I (“Preferred Units”).

Through a series of purchases in July 2011, Cetus Capital II, LLC (“Cetus”) purchased the remaining $77,642 of IBP I’s outstanding first lien senior secured indebtedness (the “IBP I First Lien Debt”). Certain of our owners

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

made a capital contribution to IBP II, which was used by IBP II to repay $12,010 of outstanding indebtedness under its credit facility (the “IBP II Credit Facility”).

As part of the Recapitalization:

On October 28, 2011, CCIB Holdco, Inc., now known as “IBP”, was formed. IBP then formed four subsidiaries: IBHL A Holding Company, Inc. (“IBHL A”), IBHL B Holding Company, Inc. (“IBHL B”), IBHL II-A Holding Company, Inc. (“IBHL II-A”) and IBHL II-B Holding Company, Inc. (“IBHL II-B”).

On November 3, 2011, the IBP I Second Lien Debt of $27,778 was cancelled by IBP Funding Company, LLC and Primstone Funding Company, LLC and $4,308 of interest owed was forgiven, $3,321 of which related to expense for the year ended December 31, 2011, resulting in a gain from extinguishment of $32,086 that was recorded to additional paid-in capital, as this was an extinguishment with related parties. Additionally, on November 3, 2011, notes payable of $3,781 were cancelled and $946 of interest owed was forgiven, resulting in a gain from extinguishment of $4,727 that was recorded to additional paid-in capital, as this was an extinguishment with a related party.

On November 4, 2011, Cetus contributed the IBP I First Lien Debt to IBP in exchange for 1,000 shares of IBP Series A preferred stock (“IBP Series A Preferred Stock”) and 5,850,000 shares of redeemable common stock of IBP (“Redeemable Common Stock”). The newly issued shares of Common Stock and IBP Series A Preferred Stock were recorded at their respective fair values of $14,900 and $43,275. The difference between the balance of the First Lien debt of $77,642 (including accrued interest of $2,380) as of November 3, 2011 and the fair value of Common Stock and IBP Series A Preferred Stock of $59,100, which includes $925 attributable to the fair value of the embedded put option which was required to be bifurcated and accounted for separately, was recorded as a gain on extinguishment of debt of $18,542 in the 2011 Consolidated Statement of Operations, which was equal to approximately $0.95 in earnings per common share on both a basic and diluted income per share basis.

Additionally, as a part of our Recapitalization, we entered into a stockholders agreement, or the Stockholders Agreement, relating to our common and preferred stock. The Stockholders Agreement provides for certain restrictions on the ability of our stockholders to transfer shares of our equity securities. Certain holders of our equity securities were granted put rights, drag-along rights and pre-emptive rights.

IBP contributed the first lien debt to IBHL A and IBHL B in exchange for stock in those companies. IBHL A and IBHL B then contributed the First Lien Debt to IBP I in exchange for membership interests in IBP I. The existing owners of IBP I and IBP II transferred their membership interests in IBP I and IBP II to IBP Investment Holdings, LLC (“IBPIH”), an IBP shareholder, in exchange, through a series of mergers, for IBP stock. $25,978 was recorded to additional paid-in capital in the 2011 Consolidated Balance Sheet based on the carrying value of the IBP I and IBP II contributed equity in excess of the fair value of the IBP Common Stock received.

In accordance with authoritative standards, the Company recorded a gain attributable to the common stockholders on the extinguishment of the pre-Recapitalization Preferred units. The gain of $85,040 represents the excess of the carrying amount of the Series A1, Series A2, and Series B Preferred units immediately prior to the recapitalization over the fair value of the Common Stock issued to those holders in connection with the recapitalization and is recorded as a component of stockholders’ equity.

Recapitalization Impact on Stock Based Awards – Additionally, IBP Management Holdings, LLC (“IBPMH”) and IBPIH (holding company investors in IBP) were formed and previous holders of stock appreciation rights units in IBP I agreed to terminate their stock appreciation rights units in exchange for membership interest units in IBPMH and IBPIH for no additional consideration.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

On various dates subsequent to the issuing of membership units in IBPMH and IBPIH, agreements (the “Employee Puts”) were entered into between Jeff Edwards (our Chairman, President, Chief Executive Officer and controlling shareholder of IBP through indirect holding companies), as an individual, and certain IBP employees with respect to the employees’ membership units in IBPMH and IBPIH, which allowed the holders to sell the units, at a fixed price, to Jeff Edwards. As of January 2014, all remaining Employee Puts between Jeffrey Edwards and employees remained unexercised and expired.

For details on the accounting policy for these awards, see Note 2, Significant Accounting Policies.

2014 Initial Public Offering (“IPO”)

On February 19, 2014, we completed an IPO of our common stock, which resulted in the sale of 8,567,500 shares. We received total proceeds from the IPO of $94,242 based upon the price of $11.00 per share. We used $6,597 of the proceeds from our IPO to pay underwriting fees, $75,735 to redeem our Redeemable Preferred Stock and $11,910 to pay down our revolving credit facility. The common stock is listed on The New York Stock Exchange under the symbol “IBP.”

On February 10, 2014, in anticipation of the IPO, we executed a 19.5-for-one stock split of our common stock which was originally a total of 1,129,944 shares of common stock issued and outstanding. The effect of the stock split on outstanding shares and earnings per share has been retroactively applied to all periods presented. Following the split we had 22,033,901 stock-split adjusted shares of common stock issued and outstanding. See Note 7, Stockholders’ Deficit and Redeemable Instruments.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include all wholly owned subsidiaries and majority owned subsidiaries. The non-controlling interest relating to majority owned subsidiaries is not significant for presentation. All intercompany accounts and transactions have been eliminated.

Use of Estimates

Preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts, valuation allowance on deferred tax assets, valuation of the reporting unit, intangible assets and other long-lived assets, share based compensation, reserves for general liability, workers’ compensation and medical insurance and common stock and preferred stock. Management believes the accounting estimates are appropriate and reasonably determined; however, due to the inherent uncertainties in making these estimates, actual amounts could differ from such estimates.

Cash and Cash Equivalents

We consider all highly-liquid investments purchased with original term to maturity of three months or less to be cash equivalents. All such items referenced herein are classified as cash and we have no items classified as cash equivalents as of the years ended December 31, 2012 or 2013. Substantially all cash is held in one bank. The

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

bank provides FDIC coverage of $250 per depositor. Included in accounts payable are outstanding checks of $1,480 and $1,770 as of December 31, 2012 and 2013, respectively. Included in accrued compensation are outstanding checks of $506 and $328 as of December 31, 2012 and 2013, respectively. We manage our cash to a zero balance account and borrow funds under our Revolving Line of Credit (the “LOC”) to cover outstanding checks. See Note 5, Long-Term Debt, for further details on the LOC.

Restricted Cash

Restricted cash consists of deposits held by our insurance carrier for general liability and workers’ compensation reserves. Restricted cash is not considered cash and cash equivalents for purposes of the statements of cash flows. Classification between current and long-term is dependent upon the timing of the intended use of each particular reserve.

Revenue Recognition

Revenue from the sale and installation of products is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) the ability to collect is reasonably assured. Revenue from the sale and installation of products is recognized net of adjustments and discounts and at the time the installation is complete.

Business Combinations

The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets, including goodwill, and assumed liabilities, where applicable. Additionally, we recognize customer relationships, trademarks and trade names, and non-competition agreements as identifiable intangible assets. These assets are recorded at fair value as of the transaction date. The fair value of these intangibles is determined primarily using the income approach and using current industry information which involves significant unobservable inputs (Level 3 inputs). These inputs include projected sales, margin, and tax rate.

Accounts Receivable

We account for trade receivables based on amounts billed to customers. Past due receivables are determined based on contractual terms. We do not accrue interest on any of our trade receivables.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. The allowance is determined by management based on our historical losses, specific customer circumstances, and general economic conditions. We analyze aged accounts receivable and generally increase the allowance as receivables age. Management reviews accounts receivable and records an allowance for specific customers based on current circumstances and charges off the receivable against the allowance when all attempts to collect the receivable have failed. This analysis is performed regularly and the allowance is adjusted accordingly.

Allowance for doubtful accounts receivable
January 1, 2011	$2,172
Charged to costs and expenses	2,156
Charged to other accounts (1)	337
Deductions (2)	(3,094)

December 31, 2011	1,571
Charged to costs and expenses	482
Charged to other accounts (1)	563
Deductions (2)	(1,204)

December 31, 2012	1,412
Charged to costs and expenses	1,038
Charged to other accounts (1)	479
Deductions (2)	(1,191)

December 31, 2013	$1,738

(1)	Recovery of receivables previously written off as bad debt
(2)	Write-off of uncollectible accounts receivable

Deferred Offering Costs

Included on the Consolidated Balance Sheet at December 31, 2013 are deferred expenses related to our February 19, 2014 Initial Public Offering totaling $5,156. See Note 1, Organization, for further details of our Initial Public Offering.

Concentration of Credit Risk

Credit risk is our risk of financial loss from the non-performance of a contractual obligation on the part of our counterparty. Such risk arises principally from our receivables from customers and cash and bank balances. Substantially all of our trade accounts receivable are from entities engaged in residential and commercial construction. We perform periodic credit evaluations of our customers’ financial condition. The general credit risk of our counterparties is not considered to be significant. In addition, no individual customer made up more than 3.0% of net revenue for the years ended December 31, 2011, 2012 and 2013.

Inventories

Inventories consist of insulation, garage doors, rain gutters, shower doors, mirrors, closet shelving and other products. We install these products but do not manufacture them. We value inventory at the lower of cost or market with cost determined using the first-in, first-out (“FIFO”) method. As of December 31, 2012 and 2013, all inventory was finished goods.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. We provide for depreciation and amortization of property and equipment using the straight-line method, over the expected useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term. Expected useful lives of property and equipment vary but generally are the shorter of lease life or five years for vehicles, three to five years for furniture, fixtures and equipment, shorter of lease life or five years for leasehold improvements and 30 years for buildings.

Major renewals and improvements are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded.

Goodwill

Goodwill results from business combinations and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Annually, on October 1, or if conditions indicate an earlier review is necessary, we assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and if it is necessary to perform the quantitative two-step goodwill impairment test. If we perform the quantitative test, we compare the carrying value of the reporting unit to an estimate of the reporting unit’s fair value to identify potential impairment. The estimate of the reporting unit’s fair value is determined by weighting a discounted cash flow model and a market- related model using current industry information that involve significant unobservable inputs (Level 3 inputs). In determining the estimated future cash flow, we consider and apply certain estimates and judgments, including current and projected future levels of income based on management’s plans, business trends, prospects and market and economic conditions and market-participant considerations. If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed to determine the amount of the potential goodwill impairment. If impaired, goodwill is written down to its estimated implied fair value.

Impairment of Other Intangible and Long-Lived Assets

Other intangible assets consist of customer relationships, non-competition agreements and business trademarks and trade names. Amortization of finite lived intangible assets is recorded to reflect the pattern of economic benefits based on projected revenues over their respective estimated useful lives (customer relationships – 10 years, non-competition agreements – two to five years and business trademarks and trade names – eight to 15 years). We do not have any indefinite-lived intangible assets other than goodwill.

We review long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal. An intangible asset impairment related to continuing operations of $1,687 and $352 is included in other operating expenses for the years ended December 31, 2011 and 2012, respectively. In 2011, the impairment charges also included $1,074 of impaired intangibles related to discontinued operations. There is no impairment loss for the year ended December 31, 2013.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Other Liabilities

Our workers’ compensation insurance is primarily under a high-deductible insurance policy and our general liability insurance is under a self-insured retention program (“SIR”). We are insured for covered claims above the deductible and SIR. The liabilities represent our best estimate of our costs, using generally accepted actuarial reserving methods, of the ultimate obligations for reported claims plus those incurred but not reported for all claims incurred through December 31, 2011, 2012 and 2013. We establish case reserves for reported claims using case-basis evaluation of the underlying claims data and we update as information becomes known. We regularly monitor the potential for changes in estimates, evaluate our insurance accruals and adjust our recorded provisions.

The assumptions underlying the ultimate costs of existing claim losses are subject to a high degree of unpredictability, which can affect the liability recorded for such claims. For example, variability in inflation rates of health care costs inherent in workers’ compensation claims can affect the ultimate costs. Similarly, changes in legal trends and interpretations, as well as a change in the nature and method of how claims are settled can affect ultimate costs. Our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, and any changes could have a considerable effect on future claim costs and currently recorded liabilities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was approximately $1,440, $1,694 and $1,610 for the years ended December 31, 2011, 2012 and 2013, respectively, and is included in selling expense on the Consolidated Statements of Operations.

Other Operating Expenses

A net gain on litigation settlement of $6,975 and $31 was recognized in 2012 and 2013, respectively, due to the settlement of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers and was settled in 2012.

Also included in other operating expenses in 2012 is a $960 gain from insurance proceeds related to the replacement of property and equipment and business interruption due to a fire at a single location in 2011. We paid $1,407 of settlement expenses in 2013 related to two lawsuits against us. $881 of these settlement expenses is included in other operating expenses in 2013. The remaining expense is included in Administrative Operating Expenses. See Note 11, Commitments and Contingencies, for further information about these lawsuits.

Deferred Financing Costs

Deferred financing costs totaling $496 and $321, net are amortized over the term of the related debt using the effective interest method and are included in other non-current assets on the Consolidated Balance Sheets as of December 31, 2012 and 2013, respectively. The related amortization expense of these costs was $696, $175, and $175 and is included in interest expense on the Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013, respectively.

Share-Based Compensation

As further described in Note 1, Organization and Recapitalization, two of our stockholders, issued membership interests in their equity to certain of our employees (the “Awards”). Certain of these employees were granted Employee Puts.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

When the employees received the Awards, the then fair value of the Awards less any consideration in exchange for the Awards was recorded as compensation expense. In accordance with the terms of the Awards, they were deemed equity-classified instruments as there is no service or vesting period associated with these Awards and all compensation expense was recognized upon issuance.

Upon issuance of the Employee Puts, the then fair value of the Employee Puts received was recorded as compensation expense over the service period, if applicable. The Employee Puts are deemed to be liability-classified instruments that are directly associated with the Awards. As such, both the Awards and the Employee Puts are accounted for as liability-classified instruments as of the issuance date of the Employee Put. During the period for which the Employee Puts are exercisable, both the Employee Puts and the associated Awards are re-measured to fair value each reporting period.

It was assumed that Employee Puts will be exercised at the greater of the fixed price or fair market value. In the absence of a publicly traded market, the fair market value of the Employee Puts and underlying units are estimated primarily using discounted cash flow and, secondarily, using other market-related models that factor in current industry trends. In determining the estimated future cash flow, we consider and apply certain estimates and judgments, including current and projected future levels of income based on management’s plans, business trends, prospects and market and economic conditions and market-participant considerations. The adjustment to the carrying fair value is based upon an equity rate of return for a public company in our industry with similar financial trends and characteristics. The fair value of our common stock is used to determine the value of the Employee Puts based on their ownership interest.

Because the awards were granted by a related party as compensation to our employees, the compensation associated with the awards and the related puts was pushed down by the related parties to IBP and recorded as non-cash compensation expense. This expense totaled $780 and $4,658 in 2011 and 2012, respectively, and is included in administrative expenses on our Consolidated Statement of Operations. There was no similar expense recognized in 2013.

Effective November 30, 2013, the Employee Puts between Jeffrey Edwards and our other executive officers were terminated.

Self-Insurance Liabilities

We use a combination of insurance and self-insurance for a number of risks, including, but not limited to, workers’ compensation, general liability, vehicle liability, property and our obligation for employee-related health care benefits. Liabilities relating to these claims associated with these risks are estimated by considering historical claims experience, including frequency, severity, demographic factors, and other actuarial assumptions. In estimating our liability for such claims, we periodically analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims with the assistance of external actuarial consultants.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of our assets and liabilities.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, the ability to produce future taxable income, tax planning strategies available and recent financial operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future federal and state pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, cash flows, or financial position.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition threshold to be recognized.

We recognize tax liabilities for uncertain tax positions and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Liabilities related to uncertain tax positions are recorded in other long-term liabilities on the Consolidated Balance Sheets. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense in the Consolidated Statements of Operations. Accrued interest and penalties are recognized in accrued expenses on the Consolidated Balance Sheets.

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid. We are subject to income taxes in the United States which includes numerous state and local jurisdictions. Significant judgments and estimates are required in determining the income tax expense, deferred tax assets and liabilities and the reserve for unrecognized tax benefits.

Discontinued Operations

We continually review each of our markets in order to refine our overall investment strategy and to optimize capital and resource allocations in an effort to enhance our financial position and to increase Company value. This review entails an evaluation of both external market factors and our position in each market and over time has resulted in the decision to discontinue certain locations. Customers of discontinued locations will not be served by other locations. There were no material assets or liabilities related to our discontinued operations as of December 31, 2012 or 2013. Discontinued operations were not segregated in the Consolidated Statements of Cash Flows.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Estimated Fair Value of Financial Instruments

Accounts receivable, accounts payable, and accrued liabilities as of December 31, 2012 and 2013 approximate their fair value due to the short-term maturities of these financial instruments. The carrying amounts of the long-term debt under the revolving line of credit approximates its fair value as of December 31, 2012 and 2013 due to the short term maturities of the underlying variable rate LIBOR agreements. This represents a Level 2 fair value measurement.

Recently Adopted Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendment clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 and should be retrospectively applied to all comparative periods presented. We have concluded that this ASU will not have a material impact on our consolidated financial statements because the Company has already implemented the provisions of ASU 2011-11 and the scope clarification does not change our position for the year ended December 31, 2013.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)”. This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. We have concluded that this ASU will not have a material impact on our consolidated financial statements

In December 2013, the FASB issued ASU 2013-12, “Definition of a Public Business Entity: An Addition to the Master Glossary.” This update amends the Master Glossary of the FASB Accounting Standards Codification to include one definition of public business entity for future use in U.S. GAAP. This update also identifies the types of business entities that are excluded from the scope of the Guide. The amendment specifies that an entity that is required by the SEC to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity. Based on this definition we have concluded that the Company is a public business entity under the new standard. There is no effective date for the amendment however the term business public entity will be used in future Accounting Standards Updates. We have concluded that this ASU will not have a material impact on our consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of December 31,	As of December 31,
	2012	2013
Land	$66	$66
Buildings	218	218
Leasehold improvements	3,492	3,640
Furniture, fixtures and equipment	16,606	15,720
Vehicles and equipment	47,814	61,971

	68,196	81,615
Less: accumulated deprecation and amortization	(50,265)	(52,140)

	$17,931	$29,475

Property and equipment as of December 31, 2012 and 2013 of $38,742 and $37,360, respectively, were fully depreciated. Depreciation and amortization expense during the years ended December 31, 2011, 2012 and 2013 was $4,405, $4,637 and $8,374, respectively.

NOTE 4 – GOODWILL AND INTANGIBLES

Goodwill

The change in carrying amount of goodwill was as follows:

	Years ended December 31,
	2012	2013
Beginning balances:
Goodwill	$118,316	$119,150
Accumulated impairment losses	(70,004)	(70,004)

Net Goodwill	48,312	49,146
Goodwill from business combinations	834	182

Ending balances:
Goodwill	119,150	119,332
Accumulated impairment losses	(70,004)	(70,004)

Net Goodwill	$49,146	$49,328

No impairment of goodwill was recognized for the years ended December 31, 2011, 2012 and 2013.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Intangibles, net

The following table provides the gross carrying amount and accumulated amortization for each major class of intangibles:

	As of December 31,			As of December 31,
	2012			2013
	Gross		Net	Gross		Net
	Carrying	Accumulated	Book	Carrying	Accumulated	Book
	Amount	Amortization	Value	Amount	Amortization	Value
Amortized intangibles:
Customer relationships	$20,439	$12,425	$8,014	$21,412	$14,403	$7,009
Covenants not-to-compete	1,021	761	260	356	160	196
Trademarks and tradenames	11,545	4,796	6,749	11,882	5,687	6,195

	$33,005	$17,982	$15,023	$33,650	$20,250	$13,400

An intangible asset impairment related to continuing operations of $1,687 and $352 for impaired customer relationships and trademarks and trade names relating to certain branch name changes is included in other operating expenses on the Consolidated Statement of Operations for the years ended December 31, 2011 and 2012, respectively. In 2011, the impairment charges also included $1,074 of impaired intangibles related to discontinued operations. There is no impairment loss for the year ended December 31, 2013.

Amortization expense on intangible assets totaled $3,986, $3,082 and $3,057 during the years ended December 31, 2011, 2012 and 2013, respectively. Remaining estimated aggregate annual amortization expense is as follows:

2014	$2,659
2015	2,456
2016	2,113
2017	1,524
2018	1,313
Thereafter	3,335

NOTE 5 – LONG-TERM DEBT

Debt consists of the following:

	As of December 31,
	2012	2013
Revolving Lines of Credit	$17,231	$27,269

Various notes payable, maturing through December 2016; payable in various monthly installments, including interest rates ranging from 0.0% to 10.0%	660	757

	17,891	28,026
Less: current maturities	(186)	(255)

Long-term debt, less current maturities	$17,705	$27,771

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

We are a party to a revolving loan and security agreement with a lender (the “Credit Agreement”) (most recently amended in January, 2014). The Credit Agreement provides for a Revolving Line of Credit (the “LOC”) with a maximum limit of $50,000. The LOC is due May 4, 2016 with interest at either 1) the Eurodollar rate (“LIBOR”) or 2) the Alternate Base Rate (which approximates the Prime Rate), plus a margin based on the type of rate applied. We had $16,000 and $24,500 outstanding on the LOC at 1-month LIBOR including margin (2.25%—3.75%) as of December 31, 2012 and (2.25%) as of December 31, 2013. We also had $1,231 and $2,769 outstanding on the LOC at the Alternate Base Rate including margin (4.25%) as of December 31, 2012 and 2013, respectively.

The LOC permits borrowings based on a stated percentage of eligible accounts receivable and inventories. The borrowings on the LOC are also subject to a minimum availability reserve. We have available borrowings of $15,492 and $15,556 under our LOC as of December 31, 2012 and 2013, respectively. In addition, we are required to pay a monthly fee of 0.375% per annum on the average unused commitment under the LOC. Amounts outstanding under the Credit Agreement are collateralized by a first lien security position on all assets, including, but not limited to, all real estate, property, equipment, receivables and inventories.

The Credit Agreement also contains various restrictive non-financial covenants that include more frequent borrowing base reporting if the minimum availability falls below a certain threshold, and several limitations on specific changes that would result in incurring additional debts or pledging our assets, including restrictions on distributions to be made to our stockholders. The Credit Agreement also contains a provision that upon an event of default (as defined within the Credit Agreement), amounts outstanding under the LOC would bear interest at the rate as determined above plus 2%.

The Credit Agreement also allows us to issue Letters of Credit not to exceed $10,000 in the aggregate. To support our insurance programs, there were outstanding Letters of Credit of $8,389, $7,278 and $7,175 as of December 31, 2011, 2012 and 2013, respectively.

IBP II was a party to a separate credit agreement with a different lender dated September 28, 2007 (as most recently amended on March 25, 2011). This credit agreement initially consisted of a revolving line of credit and a term loan. In March, 2011, certain of the then members of IBP II contributed $12,010 in the form of common members’ equity. These funds were then used to pay down amounts outstanding under the IBP II credit agreement. The IBP II credit agreement was fully repaid in connection with the Recapitalization. See Note 1, Organization and Recapitalization, for further details.

Aggregate maturities of long-term debt are as follows:

2014	255
2015	284
2016	27,487

$28,026

NOTE 6 – FAIR VALUE MEASUREMENTS

Fair Values

Fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

The standard establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. During the periods presented, there were no transfers between fair value hierarchical levels.

	Balance as of December 31, 2012	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option - Series A Preferred Stock	$782	$—	$—	$782
Redeemable Common Stock	17,246	—	—	17,246

Total items measured at fair value on a recurring basis	$18,028	$—	$—	$18,028

	Balance as of December 31, 2013	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option - Series A Preferred Stock	$490	$—	$—	$490
Redeemable Common Stock	81,010	—	—	81,010

Total items measured at fair value on a recurring basis	$81,500	$—	$—	$81,500

The following is a general description of the valuation methodologies used for liabilities and mezzanine equity (which includes preferred redeemable and common stock) items measured at fair value:

Put option – Series A Preferred Stock – We identified a certain embedded feature in the Series A Preferred Stock that was required to be bifurcated and accounted for as a derivative. The identified put option allows Series A Preferred stockholders to put their shares upon a change in control. The estimated fair value of the put option on Series A Preferred Stock is determined using our estimates of the probability of a change in control during each period the option is outstanding in combination with the accreted fair value of the Series A Preferred Stock during the option period. Those resulting probabilities are then calculated at net present value. An increase in the probability of the change in control would increase the fair value of the embedded derivative.

Redeemable Common Stock – The estimated fair value of the redeemable feature of certain shares of our outstanding common stock is determined using a combination of discounted cash flows and market multiple approach modeling. The fair value is estimated using this method to mark the Redeemable Common Stock to

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

market at each period end. The weighted average cost of capital (“WACC”) used was approximately 13% and 18% as of December 31, 2012 and 2013, respectively, and an increase in the WACC would decrease the fair value of the Redeemable Common Stock.

Changes in the fair value of recurring fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2013 were as follows (in thousands):

Balance as of January 1, 2012	$16,426
Adjustments to fair value measurement impacting the Statement of Stockholders’ Deficit and Redeemable Instruments	1,745
Adjustments to fair value measurement impacting the Statement of Operations	(143)

Balance as of January 1, 2013	18,028
Adjustments to fair value measurement impacting the Statement of Stockholders’ Deficit and Redeemable Instruments	63,764
Adjustments to fair value measurement impacting the Statement of Operations	(292)

Balance as of December 31, 2013	$81,500

The unrealized gain related to the put option liabilities is recorded within other (income) expense on the Consolidated Statements of Operations.

Assets Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Assets measured at fair value on a nonrecurring basis during the years ended December 31, 2012 and 2013 are categorized based on the lowest level of significant input to the valuation. The assets were measured at fair value as our impairment assessment indicated a carrying value for each of the assets in excess of the asset’s estimated fair value. In some circumstances, the impairment assessment was performed as a result of a portion of the business being classified as a discontinued operation. Discounted cash flows, a Level 3 input, were utilized in determining estimated fair values. An intangible asset impairment related to continuing operations of $1,687 and $352 is included in net (loss) income attributable to common stockholders for the years ended December 31, 2011 and 2012, respectively. In 2011, the impairment charges also included $1,074 of impaired intangibles related to discontinued operations. There is no impairment loss for the year ended December 31, 2012 related to discontinued operations. Also, there is no impairment loss for the year ended December 31, 2013. See the “Impairment of Long-Lived Assets” caption of Note 2, Significant Accounting Policies, for more information.

NOTE 7 – STOCKHOLDERS’ DEFICIT AND REDEEMABLE INSTRUMENTS

As of December 31, 2011, we had 19,499,993 stock-split adjusted shares of common stock, authorized, issued and outstanding and 1,000 shares of Series A Preferred Stock, authorized, issued and outstanding, all with par value of $0.01.

In August 2012, we amended our Certificate of Incorporation to authorize 33,050,862 shares of Common Stock. As of December 31, 2012, we had 22,033,901 stock-split adjusted shares of common stock issued and outstanding and 1,000 shares of Series A Preferred Stock issued and outstanding all with par value of $0.01. During 2012, 2,533,908 shares of common stock were issued to the previous members of a business acquired. See Note 12, Business Combinations, for further details.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

As of December 31, 2013, we had 22,033,901 stock-split adjusted shares of common stock issued and outstanding and 1,000 shares of Series A Preferred Stock, authorized, issued and outstanding, all with par value of $0.01.

Redeemable Instruments:

The Series A Preferred Stock carries an optional redemption feature and can be redeemed, at the election of the holder, any time on or after July 31, 2016, but prior to July 31, 2021, at an amount equal to $75,735, three times the original issue price of $25,245, plus accrued dividends, if any (the “Redemption Price”). If the optional redemption is exercised and we are unable to settle the obligation with the holder, then dividends accrue at a rate of 25% on the portion of shares not redeemed. We may, at its election prior to the optional redemption date, redeem the shares of Series A Preferred Stock at the Redemption Price. As the redemption of the preferred shares is dependent on the passage of time, we have elected to accrete to the Redemption Price the value of the Series A Preferred Stock using the interest method, over the period from the issuance date until the earliest redemption date (July 31, 2016). This stock was redeemed in February 2014 with proceeds from our IPO. See Note 1, Organization and Recapitalization, “2014 Initial Public Offering,” and Note 15, Subsequent Events, for further details.

One of our stockholders who owns 5,850,000 shares of Redeemable Common Stock has put rights that require us to repurchase its shares beginning in April 2019 at fair value determined at the redemption date. As the redemption price is equivalent to the fair value of the instrument, we adjust the carrying value of the Redeemable Common Stock to its fair value with an adjustment to equity. We also have a right to call 975,000 of these shares, at par value, before December 31, 2014 if we redeem all of the Series A Preferred Stock prior to that date. These put and call rights terminated upon our initial public offering of common stock. The redemption of this stock resulted in conversion of mezzanine status into stockholders’ equity. See Note 15, Subsequent Events, for further information.

Upon dissolution of the Company and payment of all indebtedness to creditors, preferred stockholders are entitled to receive distributions for their preferred shares up to the Redemption Price prior to common stockholders.

NOTE 8 – EMPLOYEE BENEFITS

We participate in multiple healthcare plans, one of which is held and administered by a trust that is a related party. This plan is partially self-funded with an insurance company paying benefits in excess of stop loss limits per individual. Our healthcare benefit expense (net of employee contributions) was approximately $5,199, $5,744 and $7,954 for the years ended December 31, 2011, 2012 and 2013, respectively for all plans. An accrual for estimated healthcare claims incurred but not reported (“IBNR”) is included within accrued compensation on the Consolidated Balance Sheets and was $663 and $913 as of December 31, 2012 and 2013, respectively.

We participate in multiple workers’ compensation plans. Under these plans, we use a high deductible program to cover losses above the deductible amount on a per claim basis. We accrue for the estimated losses occurring from both asserted and un-asserted claims. Workers’ compensation liability for premiums is included in other current liabilities on the Consolidated Balance Sheets. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of IBNR. In estimating these reserves, historical loss experience and judgments about the expected levels of costs per claim are considered. These claims are accounted for based on actuarial estimates of the undiscounted claims, including those claims incurred but not reported. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Workers’ compensation expense totaled $3,092, $4,043 and $5,910 for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, respectively, workers’ compensation known claims and IBNR reserves totaled $4,570 and $5,920 and are included in both other current and other long-term liabilities on the accompanying balance sheets. Other current and other long-term liabilities also include $3,430 and $4,278 of accrued insurance reserves as of December 31, 2012 and 2013, respectively. We also had an insurance receivable for a claim that exceeded the stop loss limit and is in included in other long-term assets on the face of the Consolidated Balance Sheets. That receivable offsets an equal liability included within the reserve amount noted above and totaled $1,777 and $2,055 as of December 31, 2012 and 2013, respectively.

We also participate in various profit-sharing and 401(k) plans. Certain plans provide that eligible employees can defer a portion of their wages into the trust, subject to current Internal Revenue Code rules and limitations. We provide a matching contribution of wages deferred by employees and can also make discretionary contributions to each plan. Certain plans allow for discretionary employer contributions only. These plans cover substantially all our eligible employees. During the years ended December 31, 2011, 2012 and 2013, we matched employee contributions under certain plans, resulting in administrative expenses of $95, $529 and $695, respectively.

NOTE 9 – INCOME TAXES

As part of the Recapitalization in 2011 described in Note 1, Organization and Recapitalization, both IBHL and IBHL II membership interests were contributed to the subsidiaries of IBP. The previous members are no longer members of IBHL or IBHL II. Given the greater than 50% change in ownership, there was a technical termination of the partnerships, including certain lower tier partnerships under the federal tax law. The ownership change resulted in a full limitation of the net operating loss carryforward attributes of the subsidiary C-corporations. As a result, the Company wrote off the net operating loss deferred tax assets, which had been previously fully reserved.

Upon formation of IBP, we recorded a deferred tax liability (“DTL”) for the difference in the book basis and tax basis of IBP’s investment in IBP I and IBP II. The change in basis and the requirement to be taxed as a C-corporation resulted from the transfer of partnership interests at the member level. The resulting initial recognition of deferred tax assets and liabilities resulting from the Recapitalization of $11,285 has been recorded directly to equity.

Prior to this change, the subsidiary C-corporations were the only tax filing entities required to record tax expense and deferred tax assets and liabilities. As shown in the effective tax rate reconciliation, the recapitalization and change in the valuation allowance were the main drivers of the effective tax rate for 2011, which was significantly lower than the 2011 statutory tax rate and the 2012 effective tax rate.

As of December 31, 2013 our tax years for 2010, 2011, and 2012 are subject to examination by the tax authorities.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

The provision for income taxes from continuing operations is comprised of:

	Years ended
	December 31,
	2011	2012	2013
Current:
Federal	$2,035	$1,213	$5,289
State	232	194	677

	2,267	1,407	5,966
Deferred:
Federal	(755)	(794)	(1,554)
State	(63)	(58)	(196)

	(818)	(852)	(1,750)

Total tax expense	$1,449	$555	$4,216

The reconciliation between our effective tax rate on (loss) income from continuing operations and the federal statutory tax rate is as follows:

	Years ended December 31,
	2011		2012		2013
Income tax at federal statuatory rate	$(2,009)	35.0%	$(1,309)	35.0%	$3,799	35.0%
Non-deductible loss from flow through entities prior to Recapitalization	888	(15.5%)	—	0.0%	—	0.0%
Loss of tax attributes resulting from Recapitalization	9,878	(172.1%)	—	0.0%	—	0.0%
Extinguishment of debt	355	(6.2%)	—	0.0%	—	0.0%
Stock Compensation	273	(4.8%)	1,581	(42.3%)	(97)	(0.9%)
Section 199 Deduction	—	0.0%	(268)	7.2%	(454)	(4.2%)
Other non-deductible expenses	76	(1.1%)	262	(7.0%)	7	0.1%
Change in valuation allowance	(8,239)	143.5%	214	(5.7%)	647	6.0%
Interest and penalties on uncertain tax positions	118	(2.1%)	56	(1.5%)	—	0.0%
State income taxes, net of federal benefit	109	(1.9%)	19	(0.5%)	314	2.9%

Total tax expense	$1,449	(25.2%)	$555	(14.8%)	$4,216	38.9%

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Components of the net deferred tax asset or liability are as follows:

	At December 31,	At December 31,
	2012	2013
Deferred Tax Assets
Current
Accrued reserves and allowances	$705	$86
Inventories	46	55

Current deferred tax assets	751	141

Long-term
Property and equipment	—	1
Net operating loss carryforwards	688	1,297

Long-term deferred tax assets	688	1,298

Total deferred tax assets	1,439	1,439

Less: Valuation allowance	(228)	(885)

Net deferred tax assets	1,211	554

Deferred Tax Liabilities
Current
Accrued reserves and allowances	—	(29)
Other	—	(67)

Current deferred tax liabilities	—	(96)

Long-term
Property and equipment	(61)	(86)
Intangibles	(529)	(374)
Investment in partnership	(11,932)	(9,554)
Other	(64)	—

Long-term deferred tax liabilities	(12,586)	(10,014)

Total deferred tax liabilities	(12,586)	(10,110)

Net deferred tax liabilities	$(11,375)	$(9,556)

As of December 31, 2013, we have federal and state income tax net operating loss (NOL) carryforwards of $1,297. Due to the IRS Section 382 elimination of NOLs generated prior to the Recapitalization, the earliest expiration date is 2030.

Valuation Allowance

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets on a jurisdiction and by tax filing entity basis. A significant piece of objective negative evidence evaluated is cumulative losses incurred over the most recent three year period. Such objective evidence limits the ability to consider other subjective positive evidence such as our projections for future growth.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Based on this evaluation, a valuation allowance has been recorded as of December 31, 2012 and 2013 for the net deferred tax assets recorded on certain of our wholly owned subsidiaries. Such deferred tax assets relate primarily to net operating losses that are not more likely than not realizable. However, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present. Additional weight may be given to subjective evidence such as our projections for growth in this situation.

Uncertain Tax Positions

We are subject to taxation in the United States and various state jurisdictions. As of December 31, 2013 our tax years for 2010, 2011, and 2012 are subject to examination by the tax authorities. We have unrecognized tax benefits related to temporary items. A rollforward of the gross unrecognized tax benefits is as follows:

Unrecognized tax benefit, January 1, 2012	$924
Increase as a result of tax positions taken during the period	945
Decrease as a result of tax positions taken during the period	(504)

Unrecognized tax benefit, December 31, 2012	1,365
Increase as a result of tax positions taken during the period	891
Decrease as a result of tax positions taken during the period	(945)

Unrecognized tax benefit, December 31, 2013	$1,311

These unrecognized benefits result from the difference in taxable income calculated at the time of the return versus calculated per the provision. We expect a reversal of approximately $891 of our unrecognized tax benefit because of unrecognized benefits relating to temporary items that will reverse in the next twelve months. $559 of the unrecognized tax benefits, if recognized, would affect the effective tax rate.

Interest expense and penalties accrued related to uncertain tax positions for the years ended December 31, 2011, 2012 and 2013 are not significant.

Determining uncertain tax positions and the related estimated amounts requires judgment and carry estimation risk. If future tax law changes or interpretations should come to light, or additional information should become known, our conclusions regarding unrecognized tax benefits may change.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company previously paid management fees to IBP Holdings, LLC for corporate support functions under a management fee agreement. These fees totaled $4,760 for the year ended December 31, 2011. As part of the Recapitalization on November 4, 2011 (see Note 1, Organization and Recapitalization), this management agreement was canceled. In December 2012, we entered into a management services and fee agreement and made a payment of $4,300 for management fees to certain related parties for management services. Pursuant to this agreement, the board of directors annually determined whether a management fee would be paid as well as the amount of that fee. The agreement was terminated on October 22, 2013.

We sell installation services to other companies related through common or affiliated ownership. We also purchase services and materials and pay rent to companies with common or related ownership.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

We lease our headquarters and other facilities from certain related parties. See Note 11, Commitments and Contingencies, for future minimum lease payments to be paid to these related parties.

For the years ended December 31, 2011, 2012 and 2013, the amount of sales to common or related parties as well as the purchases from and rent expense paid to these common or related parties are as follows:

	Years ended December 31,
	2011	2012	2013
Sales	$2,704	$1,689	$1,188
Purchases	610	3,668	10,292
Rent	158	288	671

In connection with our acquisition of TCI in 2012, we entered into a new supplier relationship wherein that supplier became a related party as a result of the acquisition. Related party purchases made from this supplier during the years ended December 31, 2012 and 2013 were $743 and $10,126, respectively, and are included in total related party purchases in the preceding table. Refer to “TCI” within Note 12, Business Combinations, for additional information on this acquisition.

We prepaid certain health insurance premiums and claims to Edwards Employee Benefits Trust, a related party to us. This Trust pays these premiums and claims to a third party on our behalf. The related party prepaid expense balance at December 31, 2012 is $396 and is included in Other Current Assets on the Consolidated Balance Sheet. There is no related party prepaid expense balance at December 31, 2013.

Pursuant to an Individual Guaranty Agreement and a Guaranty Agreement, each dated as of October 22, 2012, certain of our investors guaranteed our letter of credit reimbursement obligations to Bank of America, N.A. in connection with letters of credit issued by Bank of America, N.A. to support our workers compensation policies. Such letters of credit are currently issued under our existing credit facility and these guarantees were terminated on July 30, 2013. In addition, one of our investors guaranteed certain reimbursement obligations of ours under certain performance and licensing bonds issued by sureties on behalf of us in the ordinary course of business. These bonds are being replaced as they expire with bonds that do not require any guarantee. These obligations were not direct guarantees of us and were terminated as of January, 2014.

The Company maintains a receivable from IBP Holding Company, Inc. in the amount of approximately $600 as of December 31, 2012 and 2013. The receivable represents amounts owed to us for wages and related expenses paid by the Company during 2011 to former employees of IBP Holding Company, Inc.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Leases

We are obligated under capital leases covering vehicles and certain equipment. Total assets relating to capital leases were $39,364 and $54,004 as of December 31, 2012 and 2013, respectively, and a total of $23,033 and $22,160 were fully depreciated as of December 31, 2012 and 2013, respectively. The vehicles and equipment leases generally have terms ranging from four to six years. The net book value of assets under capital leases was $12,694 and $23,623 as of December 31, 2012 and 2013, respectively, net of accumulated depreciation of $26,670 and $30,382, respectively. Amortization of assets held under capital leases is included with depreciation expense on the Consolidated Statements of Operations.

We also have several noncancellable operating leases, primarily for buildings, improvements, equipment, and certain vehicles. These leases generally contain renewal options for periods ranging from one to five years and require us to pay all executory costs such as property taxes, maintenance and insurance.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2013 are as follows:

	Capital leases	Operating Leases
		Related party	Other	Total Operating
2014	$8,789	$557	$4,806	$5,363
2015	7,224	495	3,197	3,692
2016	4,858	400	2,257	2,657
2017	2,566	158	1,306	1,464
2018	917	34	969	1,003
Thereafter	49	—	2,064	2,064

	24,403	$1,644	$14,599	$16,243

Less: Amounts representing interest	(2,370)

Total obligation under capital leases	22,033
Less: Current portion of capital leases	(7,663)

Long term capital lease obligation	$14,370

Total rent expense under these operating leases for the years ended December 31, 2011, 2012 and 2013 was $5,906, $6,343 and $7,171, respectively, which is included in the Consolidated Statements of Operations as follows:

	Year Ended December 31,
	2011	2012	2013
Cost of Sales	$382	$435	$573
Selling	173	113	32
Administrative	5,351	5,795	6,566

Total	$5,906	$6,343	$7,171

Supply Contract Commitments

As of December 31, 2012 and 2013, we had two product supply contracts with minimum purchase requirements at market rates. Our obligations for the contract extending through December 31, 2014 are shown in the table below. Our obligations for the contract extending through August 31, 2017 is based on quantity without a specific rate applied and therefore is not quantifiable. The contract commitments are disclosed in the table below. We expect our quantity purchases to exceed the minimum quantity commitments for all years covered by the contracts. Actual purchases made under the contracts for the years ended December 31, 2012 and 2013 were $13,804 and $25,884, respectively. Purchase obligations under the contracts as of December 31, 2013 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Purchase Obligations	$5,000	$5,000	$—	$—	$—

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Other Commitments and Contingencies

A class action lawsuit was filed in February, 2013 and an amended complaint was filed in May, 2013 in the Superior Court of King County, Washington, involving Installed Building Products II, LLC alleging violations of Washington State wage and hour laws for failure to pay prevailing and minimum wage and overtime wages. The plaintiffs are former insulation installers for Installed Building Products II, LLC, one of our subsidiaries, in Washington who seek to represent all similarly situated workers. They seek all unpaid wages, along with litigation costs and fees.

A lawsuit was filed in July, 2013 in federal court in the Middle District of Tennessee against one of our subsidiaries, TCI Contracting, LLC (“TCI”) d/b/a Installed Building Products of Nashville, alleging unpaid overtime and failure to pay lawful wages under federal law, Tennessee common law and in unjust enrichment and in breach of an alleged contract. The named plaintiffs are former insulation installers in Nashville. The plaintiffs seek to have this case certified as a collective action under the Federal Fair Labor Standards Act and as a class action under Tennessee law. They seek reimbursement of the overtime wages for all time worked over forty hours each week, as well as liquidated damages and litigation costs and fees.

Both lawsuits were settled, with the lawsuit in Washington subject to court approval, in January 2014 for a total cost of approximately $1,407, and are included in administrative expenses on our Consolidated Statement of Operations for the year ended December 31, 2013. As of December 31, 2013, $1,200 of this cost is recorded as an accrued expense included in other current liabilities on our Consolidated Balance Sheet.

From time to time, various claims and litigation are asserted or commenced against us principally arising from contractual matters and personnel and employment disputes. In determining loss contingencies, management considers the likelihood of loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that such a liability has been incurred and when the amount of loss can be reasonably estimated. It is not certain that we will prevail in these matters. However, we do not believe that the ultimate outcome of any pending matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

NOTE 12 – BUSINESS COMBINATIONS

As part of our ongoing strategy to increase market share in certain markets, we acquired TCI and Accurate Building Products Inc. (“Accurate”) during the year ended December 31, 2012. We acquired Ace Insulation (“Ace”) and KMB Contracting Services, Inc. (“KMB”) during the year ended December 31, 2013.

TCI

On August 31, 2012 we acquired 100% of the outstanding membership interest of TCI and 87.5% of the issued and outstanding capital stock of a subsidiary of TCI. Simultaneous with the purchase of TCI, IBP purchased the remaining 12.5% of issued and outstanding capital stock of the subsidiary for $571, which was paid in the form of a seller note.

The purchase price consisted of 11.5% (or 2,533,908 shares, which is the number of shares after a 19.5-for-one stock split of our common stock) of IBP common stock, which was valued at $4,100 at the date of the transaction. See Note 1, Organization and Recapitalization, “2014 Initial Public Offering (IPO),” for further information on the stock split.

The results of operations of the business and its subsidiary are included in the Consolidated Financial Statements from August 31, 2012, the date of acquisition. The revenue and net loss of TCI since the acquisition date included in our Consolidated Statement of Operations for the year ended December 31, 2012 were $12,354 and ($1,144), respectively.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Accurate

On November 16, 2012, we acquired 100% of the membership interests of Accurate. The purchase price consisted of cash of $1,198 and a note for $80. The revenue and net income of Accurate since the date of acquisition included in our Consolidated Statement of Operations for the year ended December 31, 2012 were $1,743 and $126, respectively.

Ace

On March 16, 2013 we acquired 100% of the membership interests of Ace. The purchase price consisted of cash of $687 and a note for $300. It is impracticable for us to determine the revenue and net income (loss) of Ace since the acquisition date included in our Consolidated Statement of Operations for the year ended December 31, 2013 because Ace was combined with another existing branch. We are unable to differentiate the results of operations between Ace and the existing branch after the combination.

KMB

On November 1, 2013 we acquired 100% of the membership interests of KMB. The purchase price consisted of cash of $494 and a seller obligation of $80. It is impracticable for us to determine the revenue and net income (loss) of KMB since the acquisition date included in our Consolidated Statement of Operations for the year ended December 31, 2013 because KMB was combined with another existing branch. We are unable to differentiate the results of operations between KMB and the existing branch after the combination.

The estimated fair values of the assets acquired and liabilities assumed for the acquisitions approximated the following:

	TCI	Accurate	ACE	KMB
Cash	$317	$58	$—	$—
Accounts receivable	3,880	1,606	213	—
Inventory	1,984	564	14	54
Note receivable	—	171	—	—
Other current assets	244	47	—	37
Property and equipment	285	183	263	75
Intangibles	4,390	1,123	1,106	226
Goodwill	834	—	—	182
Accounts payable and accrued expenses	(5,815)	(2,037)	(609)	—
Deferred tax liability	(1,387)	—	—	—
Long-term debt	(61)	(437)	—	—

Total purchase price	$4,671	$1,278	$987	$574

Fair value of common stock issued	$4,100	$—	$—	$—
Seller obligations	571	80	300	80
Cash paid	—	1,198	687	494

Total purchase price	$4,671	$1,278	$987	$574

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Estimates of acquired intangible assets related to the acquisitions are as follows:

	TCI		Accurate		Ace		KMB
Acquired intangibles assets	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)
Customer relationships	$2,500	10	$741	10	$826	10	$146	10
Trademarks and trade names	1,820	8	247	15	280	15	58	15
Non-competition agreements	70	2	135	3	—	—	22	5

Pro Forma Information (unaudited)

The unaudited pro forma information has been prepared as if the 2012 acquisitions had taken place on January 1, 2011 and the 2013 acquisitions had taken place on January 1, 2012. The unaudited pro forma information is not necessarily indicative of the results that we would have achieved had the transactions actually taken place on January 1, 2012 and 2011, and the unaudited pro forma information does not purport to be indicative of future financial operating results.

	Pro Forma for the years ended December 31,
	2011	2012	2013

Net revenue	$277,834	$334,885	$432,569
Net (loss) income	(13,951)	(3,499)	5,925
Net income (loss) attributable to common shareholders	68,657	(9,028)	(298)
Net income (loss) per share attributable to common shareholders (basic and diluted)	3.12	(0.41)	(0.01)

Unaudited pro forma net (loss) income has been calculated after adjusting our consolidated results to reflect additional intangible asset amortization expense of $648, $567 and $17 for the years ended December 31, 2011, 2012 and 2013, respectively.

NOTE 13 – DISCONTINUED OPERATIONS

During the year ended December 31, 2011, we made the decision to close the following six branches: Tyler, Texas; Augusta, Georgia; Jacksonville, Florida; Salt Lake City, Utah; Philadelphia, Pennsylvania; and Phoenix, Arizona. During the year ended December 31, 2012, we made the decision to close our branches in Erie, Pennsylvania and Knoxville, Tennessee. During the year ended December 31, 2013, we made the decision to close our branches in Oklahoma City, Oklahoma and Williston, North Dakota along with our distribution facility in Hebron, Ohio. We have presented the operations of these closed branches as discontinued operations in the Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

All closures made during the years ended December 31, 2011, 2012 and 2013 were made in order to optimize capital and resource allocations and enhance our financial position. We have no continuing involvement with or cash flows from the closed branches. Further, the customers associated with closed branches and other discontinued operations will not be served by other branches. A summary of operations we discontinued in these markets for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Years ended December 31,
	2011	2012	2013
Net revenue	$9,574	$4,020	$765
(Loss) income from discontinued operations, before income taxes	(2,455)	3,835	(960)
Income tax benefit (expense)	660	(1,447)	362

(Loss) income from discontinued operations, after tax	$(1,795)	$2,388	$(598)

For the year ended December 31, 2012, pre-tax net income from discontinued operations includes a gain of $4,500 relating to a payment received for a cancelled vendor contract at one of our closed operations.

NOTE 14 – INCOME (LOSS) PER COMMON SHARE

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. As IBP only had common shares outstanding subsequent to the Recapitalization on November 4, 2011, the weighted average shares outstanding for 2011 assumed the shares issued at the date of the Recapitalization were issued and outstanding for the full year.

Diluted net income (loss) per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common share equivalents outstanding for the period, determined using the treasury stock method. There were no common stock equivalents with a dilutive effect during the years ended December 31, 2011, 2012 and 2013 and therefore, basic and diluted net income (loss) per share were the same for all periods presented. Income (loss) attributable to common stockholders includes the accretion of Series A Preferred Stock in 2011 and 2012 and the accretion of Pre-Recapitalization Preferred Units and the gain on extinguishment of Pre-Recapitalization Preferred Units in 2011.

NOTE 15 – SUBSEQUENT EVENTS

We have evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2013 through the date on which the financial statements were issued for items that should be recognized or disclosed in these Consolidated Financial Statements. We have concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as described below.

Two lawsuits were filed in 2013 against two of our subsidiaries, TCI Contracting, LLC (“TCI”) d/b/a Installed Building Products of Nashville, and Installed Building Products II, LLC, alleging failure to pay lawful wages. Both lawsuits were settled in January, 2014 for a total cost of approximately $1,407, included in administrative expenses on our Consolidated Statement of Operations for the year ended December 31, 2013. We paid approximately $200 of these costs in 2013 and recorded a liability for $1,200 as of December 31, 2013, which represents the unpaid portion as of that date. See Note 11, Commitments and Contingencies, for more information.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

On January 30, 2014 the Board of Directors authorized an increase in the number of shares of Common Stock to 100,000,000 at a par value of $0.01 and an increase in the number of shares of Preferred stock to 5,001,000 at a par value of $0.01, 1,000 of which are designated as Series A Preferred Stock. On the same date, the Board of Directors approved a 19.5-for-one stock split of the Company’s common stock, which became effective on February 10, 2014. The effect of the split on authorized, issued and outstanding shares and loss (income) per common share has been retroactively applied to all periods presented.

On February 19, 2014, we completed an initial public offering (“IPO”) of our common stock. Immediately prior to the IPO, we executed a 19.5-for-one stock split of our common stock. The effect of the stock split on outstanding shares and earnings per share has been retroactively applied to all periods presented. We used $6,597 of the proceeds from our IPO to pay underwriting fees, $75,735 to redeem our Redeemable Preferred Stock and $11,910 to pay down our revolving credit facility. See Note 1, Organization, for further details of our IPO and Note 7, Stockholders’ Deficit and Redeemable Instruments, for further details on impacts to equity.

On March 24, 2014 we acquired the assets of U.S. Insulation Corp. (“U.S. Insulation”) for total consideration of $2,444. The initial accounting for the business combination is not yet complete at the time the financial statements are issued. As a result, disclosures required under ASC 805-10-50-2 (h) cannot be made at this time.

NOTE 16 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized unaudited quarterly financial results for 2012 and 2013 is as follows:

2012

	March 31	June 30	September 30	December 31(a)	Total Year
Net sales	$61,375	$68,173	$80,307	$91,398	$301,253
Gross profit	14,828	17,145	20,266	21,804	74,043
(Loss) income from continuing operations	(2,075)	(5,623)	1,029	2,375	(4,294)
Net (loss) income	(2,273)	(5,624)	898	5,093	(1,906)
Net (loss) income attributable to common stockholders	(3,595)	(6,985)	(504)	3,649	(7,435)

Net (loss) income per share (basic and diluted):
(Loss) income per share from continuing operations attributable to common stockholders	$(0.17)	$(0.36)	$(0.02)	$0.04	$(0.49)
(Loss) income per share attributable to common stockholders	$(0.18)	$(0.36)	$(0.02)	$0.17	$(0.37)

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

2013

	March 31	June 30	September 30	December 31	Total Year
Net sales	$91,962	$104,686	$115,951	$119,330	$431,929
Gross profit	22,274	26,255	29,949	31,210	109,688
(Loss) income from continuing operations	(243)	1,436	3,068	2,377	6,638
Net (loss) income	(530)	1,226	2,967	2,377	6,040
Net (loss) income attributable to common stockholders	(2,017)	(306)	1,389	751	(183)

Net (loss) income per share (basic and diluted):
(Loss) income per share from continuing operations attributable to common stockholders	$(0.08)	$—	$0.07	$0.03	$0.02
(Loss) income per share attributable to common stockholders	$(0.09)	$(0.01)	$0.07	$0.03	$(0.01)

(a)	We recorded a net gain on litigation settlement of $6,975 in this quarter related to a class action lawsuit in which we were one of the plaintiffs. We also recorded a gain of $4,500 in discontinued operations as a result of terminating a regrinding materials contract due to discontinuing a regrinding operation.

Earnings-per-share amounts are computed independently each quarter for net (loss) income from continuing operations, net (loss) income from discontinued operations and net (loss) income attributable to common shareholders. As a result, the sum of each quarter’s per-share amount may not equal the total per-share amount for the respective year, and the sum of per-share amounts from continuing operations and discontinued operations may not equal the total per-share amounts for net (loss) income attributable to common shareholders for the respective quarters.

INSTALLED BUILDING PRODUCTS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except share and per share amounts)

	March 31,	December 31,
	2014	2013
ASSETS
Current assets
Cash	$5,150	$4,065
Restricted cash	1,708	1,708
Accounts receivable (less allowance for doubtful accounts of $2,094 and $1,738 at March 31, 2014 and December 31, 2013, respectively)	57,970	58,351
Accounts receivable, related parties	461	475
Inventories	21,232	19,731
Income taxes receivable	174	41
Deferred offering costs	—	5,156
Other current assets	4,576	5,985

Total current assets	91,271	95,512
Property and equipment, net	32,702	29,475
Non-current assets
Goodwill	50,545	49,328
Intangibles, net	13,551	13,400
Other non-current assets	3,900	3,355

Total non-current assets	67,996	66,083

Total assets	$191,969	$191,070

LIABILITIES, REDEEMABLE INSTRUMENTS AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Current maturities of long-term debt	$268	$255
Current maturities of capital lease obligations	8,277	7,663
Accounts payable	43,488	40,114
Accounts payable, related parties	1,076	539
Accrued compensation	7,806	8,942
Other current liabilities	6,474	6,930

Total current liabilities	67,389	64,443
Long-term debt	19,107	27,771
Capital lease obligations, less current maturities	16,109	14,370
Put option—Redeemable Preferred Stock	—	490
Deferred income taxes	9,967	9,571
Other long-term liabilities	10,352	9,006

Total liabilities	122,924	125,651
Commitments and contingencies
Redeemable Preferred Stock; $0.01 par value: 0 and 1,000 authorized, issued and outstanding at March 31, 2014 and December 31, 2013, respectively	—	55,838
Redeemable Common Stock; $0.01 par value: 0 and 5,850,000 authorized, issued and outstanding at March 31, 2014 and December 31, 2013, respectively	—	81,010
Stockholders’ equity (deficit)
Preferred Stock; $0.01 par value: 5,000,000 and 0 authorized, 0 and 0 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively.	—	—
Common Stock; $0.01 par value: 100,000,000 and 27,200,862 authorized, 30,601,401 and 16,183,901 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	306	162
Additional paid in capital	139,957	—
Accumulated deficit	(71,218)	(71,591)

Total stockholders’ equity (deficit)	69,045	(71,429)

Total liabilities, redeemable instruments and stockholders’ equity (deficit)	$191,969	$191,070

See accompanying notes to condensed consolidated financial statements

INSTALLED BUILDING PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except share and per share amounts)

	Three months ended
	March 31,
	2014	2013
Net revenue	$105,946	$91,962
Cost of sales	79,541	69,688

Gross profit	26,405	22,274
Operating expenses
Selling	6,470	5,752
Administrative	18,361	15,446
Amortization	697	791

Operating income	877	285
Other expense (income)
Interest expense	588	462
Other	(462)	71

	126	533
Income (loss) before income taxes	751	(248)
Income tax provision (benefit)	350	(5)

Net income (loss) from continuing operations	401	(243)
Discontinued operations
Loss from discontinued operations	45	287
Income tax provision	(17)	—

Loss from discontinued operations, net of income taxes	28	287

Net income (loss)	$373	$(530)
Accretion charges on Redeemable Preferred Stock	(19,897)	(1,487)

Net loss attributable to common shareholders	$(19,524)	$(2,017)

Weighted average shares outstanding (basic and diluted)	25,841,679	22,033,901
Net loss per share (basic and diluted)
Loss per share from continuing operations attributable to common stockholders (basic and diluted)	$(0.75)	$(0.08)
Loss per share from discontinued operations attributable to common stockholders (basic and diluted)	(0.01)	(0.01)

Loss per share attributable to common stockholders (basic and diluted)	$(0.76)	$(0.09)

See accompanying notes to condensed consolidated financial statements

INSTALLED BUILDING PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND REDEEMABLE INSTRUMENTS

(UNAUDITED)

(in thousands, except share amounts)

			Additional			Redeemable
	Common Stock		Paid In	Accumulated	Stockholders’	Preferred Stock		Common Stock
	Shares	Amount	Capital	Deficit	Deficit	Shares	Amount	Shares	Amount
BALANCE—January 1, 2013	16,183,901	$162	$3,959	$(11,603)	$(7,482)	1,000	$49,615	5,850,000	$17,246

Net loss				(530)	(530)
Accretion of Redeemable Preferred to Redemption Value			(1,487)		(1,487)		1,487
Adjustments to Redeemable Common Stock fair value measurement			(2,472)	(24,233)	(26,705)				26,705

BALANCE—March 31, 2013	16,183,901	$162	$—	$(36,366)	$(36,204)	1,000	$51,102	5,850,000	$43,951

			Additional			Redeemable
	Common Stock		Paid In	Accumulated	Stockholders’	Preferred Stock		Common Stock
	Shares	Amount	Capital	Deficit	(Deficit) Equity	Shares	Amount	Shares	Amount
BALANCE—January 1, 2014	16,183,901	$162	$—	$(71,591)	$(71,429)	1,000	$55,838	5,850,000	$81,010

Net income				373	373
Initial Public Offering (IPO)	8,567,500	86	78,902		78,988
Redemption of Redeemable Preferred Stock						(1,000)	(75,735)
Termination of Redemption Feature upon IPO	5,850,000	58	89,309		89,367			(5,850,000)	(89,367)
Accretion of Redeemable Preferred to Redemption Value			(19,897)		(19,897)		19,897
Adjustments to Redeemable Common Stock fair value measurement			(8,357)		(8,357)				8,357

BALANCE—March 31, 2014	30,601,401	$306	$139,957	$(71,218)	$69,045	—	$—	—	$—

See accompanying notes to condensed consolidated financial statements

INSTALLED BUILDING PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three months ended March 31,
	2014	2013
Net cash provided by (used in) operating activities	$5,030	$(8,555)

Cash flows from investing activities
Restricted cash	—	95
Purchases of property and equipment	(749)	(635)
Acquisitions of businesses	(2,006)	(687)
Proceeds from sale of property and equipment	160	112

Net cash used in investing activities	(2,595)	(1,115)

Cash flows from financing activities
Proceeds from issuance of common stock, net of costs	87,645	—
Redemption of Redeemable Preferred Stock	(75,735)	—
(Payments) proceeds from revolving line of credit, net	(8,714)	9,965
Principal payments on long term debt	(296)	(46)
Payments on capital lease obligations	(2,120)	(1,141)
Payments for deferred offering costs	(2,130)	—

Net cash (used in) provided by financing activities	(1,350)	8,778

Net change in cash	1,085	(892)
Cash at beginning of period	4,065	3,898

Cash at end of period	$5,150	$3,006

Supplemental disclosures of cash flow information
Net cash paid during the period for:
Interest	$313	$199
Income taxes, net of refunds	467	4,157
Supplemental disclosure of noncash investing and financing activities
Vehicles capitalized under capital leases and related lease obligations	4,633	2,991
Note payable issued in connection with acquisition of business	—	300
Unpaid offering costs	2,085	—

See accompanying notes to condensed consolidated financial statements

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

NOTE 1 – ORGANIZATION

Installed Building Products, Inc. (“IBP”), a Delaware corporation formed on October 28, 2011, and its subsidiaries (collectively referred to as the “Company” and “we”, “us” and “our”), primarily install insulation, garage doors, rain gutters, shower doors, closet shelving and mirrors, and other products for residential and commercial builders located in the continental United States. The non-controlling interest relating to majority owned subsidiaries is not significant for presentation. IBP operates in over 100 locations within the continental United States and its corporate office is located in Columbus, Ohio.

We have one operating segment and a single reportable segment. Substantially all of our sales come from service based installation of various products in the existing and new residential and commercial construction end markets. Each of our branches has the capacity to serve all of our end markets. For the three months ended March 31, 2014, 88.1% of our net revenue was attributable to new and existing residential construction, with the remaining 11.9% attributable to commercial construction. For the three months ended March 31, 2013, 87.9% of our net revenue was attributable to new and existing residential construction, with the remaining 12.1% attributable to commercial construction.

2014 Initial Public Offering (“IPO”)

On February 10, 2014, in anticipation of the IPO, we executed a 19.5-for-one stock split of our common stock which was originally a total of 1,129,944 shares of common stock issued and outstanding. The effect of the stock split on outstanding shares and earnings per share has been retroactively applied to all periods presented. Following the split we had 22,033,901 stock-split adjusted shares of common stock issued and outstanding.

On February 19, 2014, we completed an IPO of our common stock, which resulted in the sale of 8,567,500 shares, bringing the total number of shares issued and outstanding as of March 31, 2014 to 30,601,401. We received total proceeds from the IPO of $87,645 after excluding underwriter discounts and commissions of $6,597, based upon the price of $11.00 per share. We used $75,735 of the proceeds from our IPO to redeem our Redeemable Preferred Stock and $11,910 to pay down our revolving credit facility. The common stock is listed on The New York Stock Exchange under the symbol “IBP.” See Note 6, Stockholders’ Equity (Deficit) and Redeemable Instruments, for further information.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements include all wholly owned subsidiaries and majority owned subsidiaries. The non-controlling interest relating to majority owned subsidiaries is not significant for presentation. All intercompany accounts and transactions have been eliminated.

The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of operations and statements of financial position for the interim periods presented. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to such rules and regulations. We believe that the disclosures are adequate to make the information presented not misleading when read in conjunction with the audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The December 31,

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

2013 condensed consolidated balance sheet data was derived from the audited financial statements but does not include all disclosures required by U.S. GAAP. Unless otherwise indicated, all amounts are in thousands except share and per share amounts.

Our interim operating results for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected in future operating quarters. See the section captioned “Risk Factors” elsewhere in this prospectus, for additional information regarding risk factors that may impact our results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 2 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, describe the significant accounting policies and estimates used in preparation of the consolidated financial statements. There have been no significant changes in our critical accounting estimates during the three months ended March 31, 2014.

Use of Estimates

Preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts, valuation allowance on deferred tax assets, intangible assets and other long-lived assets, share based compensation, reserves for general liability, workers’ compensation, and medical insurance, as well as common stock and redeemable preferred stock prior to our IPO. Management believes the accounting estimates are appropriate and reasonably determined; however, due to the inherent uncertainties in making these estimates, actual amounts could differ from such estimates.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was approximately $343 and $385 for the three months ended March 31, 2014 and 2013, respectively, and is included in selling expense on the Condensed Consolidated Statements of Operations.

Deferred Offering Costs

Included on the Condensed Consolidated Balance Sheet at December 31, 2013 are deferred expenses related to our IPO totaling $5,156. See Note 1, Organization, for further details of our IPO. These deferred expenses were charged against equity upon the completion of the IPO in accordance with U.S. GAAP. As of March 31, 2014, we charged total offering costs of $8,661 against equity.

Recently Adopted Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendment clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 and should be retrospectively

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

applied to all comparative periods presented. We have concluded that this ASU has not had a material impact on our consolidated financial statements because the scope clarification does not change our position for the three months ended March 31, 2014.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)”. This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. We have concluded that this ASU will not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The amendments in this update change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning on or after December 15, 2014. We are still evaluating whether this ASU will have a material impact on our consolidated financial statements.

NOTE 3 – GOODWILL AND INTANGIBLES

Goodwill

During the three months ended March 31, 2014, goodwill increased $1,217 as a result of our acquisition of U.S. Insulation Corp. (“U.S. Insulation”). See Note 11, Business Combinations, for more information. Goodwill did not change during the three months ended March 31, 2013.

We test goodwill for impairment annually during the fourth quarter of our fiscal year or at an earlier date if there is an impairment indicator. We tested goodwill for impairment as of October 1, 2013. No impairment was recognized during either of the three month periods ended March 31, 2014 and 2013.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

Intangibles, net

The following table provides the gross carrying amount and accumulated amortization for each major class of intangibles:

	March 31, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangibles:
Customer relationships	$21,958	$(14,839)	$7,119	$21,412	$(14,403)	$7,009
Covenants not-to-compete	426	(180)	246	356	(160)	196
Trademarks and tradenames	12,098	(5,912)	6,186	11,882	(5,687)	6,195

	$34,482	$(20,931)	$13,551	$33,650	$(20,250)	$13,400

Amortization expense on intangible assets totaled $697 and $791 during the three months ended March 31, 2014 and 2013, respectively. Remaining estimated aggregate annual amortization expense is as follows (amounts are for the fiscal year ended):

Remainder of 2014	$2,035
2015	2,543
2016	2,199
2017	1,610
2018	1,399
Thereafter	3,765

NOTE 4 – LONG-TERM DEBT

Debt consists of the following:

	March 31,	December 31,
	2014	2013
Revolving Line of Credit	$18,555	$27,269
Various notes payable, maturing through December 2016; payable in various monthly installments, including interest rates ranging from 0.0% to 10.0%	820	757

	19,375	28,026
Less: current maturities	(268)	(255)

Long-term debt, less current maturities	$19,107	$27,771

We are a party to a revolving loan and security agreement with a lender (the “Credit Agreement”) (most recently amended on January 27, 2014). The Credit Agreement provides for a Revolving Line of Credit (the “LOC”) with a maximum limit of $50,000. The LOC is due May 4, 2016 with interest at either 1) the Eurodollar rate (“LIBOR”) or 2) the Alternate Base Rate (which approximates the Prime Rate), plus a margin based on the type

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

of rate applied. We had $16,000 and $24,500 outstanding on the LOC at 1-month LIBOR including margin (2.25%) as of March 31, 2014 and December 31, 2013, respectively. We also had $2,555 and $2,769 outstanding on the LOC at the Alternate Base Rate including margin (4.25%) as of March 31, 2014 and December 2013, respectively.

The LOC permits borrowings based on a stated percentage of eligible accounts receivable and inventories. The borrowings on the LOC are also subject to a minimum availability reserve. We had additional available borrowings of $21,101 and $15,556 under our LOC as of March 31, 2014 and December 31, 2013, respectively. In addition, we are required to pay a monthly fee of 0.375% per annum on the average unused commitment under the LOC. Amounts outstanding under the Credit Agreement are collateralized by a first lien security position on all assets, including, but not limited to, all real estate, property, equipment, receivables and inventories.

The Credit Agreement also contains various restrictive non-financial covenants that include more frequent borrowing base reporting if the minimum availability falls below a certain threshold, and several limitations on specific changes that would result in incurring additional debts or pledging our assets, including restrictions on distributions to be made to our stockholders. The Credit Agreement also contains a provision that upon an event of default (as defined within the Credit Agreement), amounts outstanding under the LOC would bear interest at the rate as determined above plus 2%.

The Credit Agreement also allows us to issue Letters of Credit not to exceed $10,000 in the aggregate. To support our insurance programs, there were outstanding Letters of Credit of $7,175 as of March 31, 2014 and December 31, 2013, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

Fair Values

Fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The standard establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Accounts receivable, accounts payable, and accrued liabilities as of March 31, 2014 and December 31, 2013 approximate their fair value due to the short-term maturities of these financial instruments. The carrying amounts of the long-term debt under the LOC approximates its fair value as of March 31, 2014 and December 31, 2013 due to the short term maturities of the underlying variable rate LIBOR agreements. This represents a Level 2 fair value measurement.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. During the periods presented, there were no transfers between fair value hierarchical levels.

Our Redeemable Preferred Stock was redeemed in February 2014 with proceeds from our IPO, eliminating the associated Put Option. In addition, the redeemable feature of our Redeemable Common Stock was terminated upon the IPO. See Note 1, Organization, “2014 Initial Public Offering,” for further information. As such, corresponding fair values are zero as of March 31, 2014.

	December 31, 2013	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option—Redeemable Preferred Stock	$490	$—	$—	$490
Redeemable Common Stock	81,010	—	—	81,010

Total items measured at fair value on a recurring basis	$81,500	$—	$—	$81,500

The following is a general description of the valuation methodologies used for liabilities and mezzanine equity (which includes preferred redeemable and common stock) items measured at fair value as of December 31, 2013:

Put option – Redeemable Preferred Stock – We identified a certain embedded feature in the Redeemable Preferred Stock that was required to be bifurcated and accounted for as a derivative. The identified put option allowed Redeemable Preferred stockholders to put their shares upon a change in control. The estimated fair value of the put option on Redeemable Preferred Stock was determined using our estimates of the probability of a change in control during each period the option was outstanding in combination with the accreted fair value of the Redeemable Preferred Stock during the option period. Those resulting probabilities would then be calculated at net present value.

Redeemable Common Stock – The estimated fair value of the redeemable feature of certain shares of our outstanding common stock was determined using a combination of discounted cash flows and market multiple approach modeling. The fair value was estimated using this method to mark the Redeemable Common Stock to market at each period end. The weighted average cost of capital (“WACC”) used was approximately 18% as of December 31, 2013.

Changes in the fair value of recurring fair value measurements using significant unobservable inputs (Level 3) for the three months ended March 31, 2014 were as follows (in thousands):

Balance as of December 31, 2013	$81,500
Adjustments to fair value measurement impacting the Statement of Stockholders’ Deficit and Redeemable Instruments	8,357
Adjustments to fair value measurement impacting the Statement of Operations	(490)
Termination of Redemption Feature on common stock and Put Option	(89,367)

Balance as of March 31, 2014	$—

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

The unrealized gain related to the put option liabilities is recorded within other (income) expense on the Condensed Consolidated Statements of Operations.

NOTE 6 – STOCKHOLDERS’ EQUITY (DEFICIT) AND REDEEMABLE INSTRUMENTS

In anticipation of our IPO, we amended our Certificate of Incorporation on February 10, 2014 to, among other things, authorize additional shares of common and preferred stock. Following our IPO, on February 25, 2014, we further amended our Certificate of Incorporation to delete references to the Redeemable Preferred Stock, all of which was repurchased with proceeds from our IPO and subsequently retired and cancelled. As of March 31, 2014, we had 100,000,000 shares of common stock authorized and 30,601,401 issued and outstanding, as well as 5,000,000 shares of preferred stock authorized with zero issued and outstanding, all with par value of $0.01 per share.

NOTE 7 – EMPLOYEE BENEFITS

Our healthcare benefit expense (net of employee contributions) was approximately $2,612 and $2,001 for the three months ended March 31, 2014 and 2013, respectively for all plans. An accrual for estimated healthcare claims incurred but not reported (“IBNR”) is included within accrued compensation on the Condensed Consolidated Balance Sheets and was $1,013 and $913 as of March 31, 2014 and December 31, 2013, respectively.

Workers’ compensation expense totaled $1,585 and $1,460 for the three months ended March 31, 2014 and 2013, respectively. Workers’ compensation known claims and IBNR reserves included in other current liabilities on the accompanying balance sheets totaled $1,660 as of March 31, 2014 and December 31, 2013. Workers’ compensation known claims and IBNR reserves included in other long-term liabilities on the accompanying balance sheets totaled $4,556 and $4,260 as of March 31, 2014 and December 31, 2013, respectively. Accrued insurance reserves included in other current liabilities on the accompanying balance sheets totaled $1,012 as of March 31, 2014 and December 31, 2013. Accrued insurance reserves included in other long-term liabilities on the accompanying balance sheets totaled $4,163 and $3,266 as of March 31, 2014 and December 31, 2013, respectively. We also had an insurance receivable for a claim that exceeded the stop loss limit and is in included in other long-term assets on the face of the Condensed Consolidated Balance Sheets. That receivable offsets an equal liability included within the reserve amounts noted above and totaled $2,710 and $2,055 as of March 31, 2014 and December 31, 2013, respectively.

NOTE 8 – INCOME TAXES

Our provision for income taxes as a percentage of pretax earnings (“effective tax rate”) is based on a current estimate of the annual effective income tax rate adjusted to reflect the impact of discrete items.

During the three months ended March 31, 2014, the effective tax rate for continuing operations was 46.6 percent. This rate was unfavorably impacted by separate tax filing entities in a loss position for which a full valuation allowance will be accounted for against the losses.

NOTE 9 – RELATED PARTY TRANSACTIONS

We sell installation services to other companies related through common or affiliated ownership. We also purchase services and materials and pay rent to companies with common or related ownership.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

We lease our headquarters and other facilities from certain related parties. See Note 10, Commitments and Contingencies, for future minimum lease payments to be paid to these related parties.

For the three months ended March 31, 2014 and 2013, the amount of sales to common or related parties as well as the purchases from and rent expense paid to these common or related parties were as follows:

	2014	2013
Sales	$414	$246
Purchases	1,172	3,124
Rent	145	171

In connection with our acquisition of TCI Contracting, LLC (“TCI”) in 2012, we entered into a new supplier relationship wherein that supplier became a related party as a result of the acquisition. Related party purchases made from this supplier during the three months ended March 31, 2014 and 2013 were $1,089 and $3,085, respectively, and are included in total related party purchases in the preceding table.

The Company maintains a receivable from IBP Holding Company in the amount of approximately $600 as of March 31, 2014. The receivable represents amounts owed to us for wages and related expenses paid by the Company during 2011 to former employees of IBP Holding Company. See Item 8. Financial Statements and Supplementary Data, Note 1, Organization and Recapitalization, to our audited consolidated financial statements included elsewhere in this prospectus, for further information on IBP Holding Company.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Leases

We are obligated under capital leases covering vehicles and certain equipment. Total assets relating to capital leases were $57,776 and $54,004 as of March 31, 2014 and December 31, 2013, respectively, and a total of $21,276 and $22,160 were fully depreciated as of March 31, 2014 and December 31, 2013, respectively. The vehicles and equipment leases generally have terms ranging from four to six years. The net book value of assets under capital leases was $26,219 and $23,623 as of March 31, 2014 and December 31, 2013, respectively, net of accumulated depreciation of $31,557 and $30,382, respectively. Amortization of assets held under capital leases is included within cost of sales on the Condensed Consolidated Statements of Operations.

We also have several noncancellable operating leases, primarily for buildings, improvements, equipment, and certain vehicles. These leases generally contain renewal options for periods ranging from one to five years and require us to pay all executory costs such as property taxes, maintenance and insurance.

In some instances, lease agreements exist with related parties. Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) with related parties as of March 31, 2014 are as follows (amounts are as of the fiscal year ended):

Remainder of 2014	$412
2015	495
2016	400
2017	158
2018	34
Thereafter	—

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

Supply Contract Commitments

As of March 31, 2014, we had two product supply contracts with minimum purchase requirements at market rates. Our obligations for a contract extending through December 31, 2014 are shown in the table below. Our obligations for a contract extending through August 31, 2017 are based on quantity without a specific rate applied and therefore is not quantifiable. The contract commitments are disclosed in the table below. We expect our quantity purchases to exceed the minimum quantity commitments for all years covered by the contracts. Actual purchases made under the contracts for the three months ended March 31, 2014 and 2013 were $8,452 and $6,319, respectively. Purchase obligations under the contracts as of March 31, 2014 were as follows:

	Payments due by year:
	Total	Remainder of 2014	2015	2016	2017	2018	Thereafter
Purchase obligations	$3,489	$3,489	$—	$—	$—	$—	$—

Other Commitments and Contingencies

From time to time, various claims and litigation are asserted or commenced against us principally arising from contractual and tort matters and personnel and employment disputes. In determining loss contingencies, management considers the likelihood of loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that such a liability has been incurred and when the amount of loss can be reasonably estimated. It is not certain that we will prevail in these matters. However, we do not believe that the ultimate outcome of any pending matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

A class action lawsuit was filed in February, 2013 and an amended complaint was filed in May, 2013 in the Superior Court of King County, Washington, involving Installed Building Products II, LLC alleging violations of Washington State wage and hour laws for failure to pay prevailing and minimum wage and overtime wages. The plaintiffs were former insulation installers for Installed Building Products II, LLC, one of our subsidiaries, in Washington who sought to represent all similarly situated workers. They sought all unpaid wages, along with litigation costs and fees.

A lawsuit was filed in July, 2013 in federal court in the Middle District of Tennessee against one of our subsidiaries, TCI d/b/a Installed Building Products of Nashville, alleging unpaid overtime and failure to pay lawful wages under federal law, Tennessee common law and in unjust enrichment and in breach of an alleged contract. The named plaintiffs were former insulation installers in Nashville. The plaintiffs sought to have this case certified as a collective action under the Federal Fair Labor Standards Act and as a class action under Tennessee law. They sought reimbursement of the overtime wages for all time worked over forty hours each week, as well as liquidated damages and litigation costs and fees.

Both lawsuits were settled in January 2014 and approved by the court by April, 2014 for a total cost of approximately $1,407. Approximately $1,000 and $1,200 of this cost was recorded as an accrued expense included in other current liabilities on our Condensed Consolidated Balance Sheet as of March 31, 2014 and December 31, 2013, respectively.

NOTE 11 – BUSINESS COMBINATIONS

As part of our ongoing strategy to increase market share in certain markets, we acquired Ace Insulation Contractors, Inc. (“Ace”) during the three months ended March 31, 2013 and U.S. Insulation during the three months ended March 31, 2014.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

Ace

On March 16, 2013, we acquired 100% of the membership interests of Ace. The purchase price consisted of cash of $687 and a seller obligation for $300. Ace was combined with another existing branch and as such, we are unable to differentiate the results of operations between Ace and the existing branch for the three months ended March 31, 2014 or 2013.

U.S. Insulation

On March 24, 2014 we acquired 100% of the common stock of U.S. Insulation. The purchase price consisted of cash of $2,006 and a seller obligation for $279. Since the closing date was close to the end of the current period, revenue and expenses included in our Condensed Consolidated Statement of Operations for the three months ended March 31, 2014 were not significant. The table below summarizes the fair values of the assets acquired and the liabilities assumed.

The estimated fair values of the assets acquired and liabilities assumed for the acquisitions approximated the following:

	Ace	U.S. Insulation
Accounts receivable	$213	$1,122
Inventory	14	234
Other current assets	—	105
Property and equipment	263	520
Intangibles	1,106	846
Goodwill	—	1,217
Accounts payable and accrued expenses	(609)	(1,362)
Deferred tax liability	—	(397)

Total purchase price	$987	$2,285

Seller obligations	$300	$279
Cash paid	687	2,006

Total purchase price	$987	$2,285

Estimates of acquired intangible assets related to the acquisitions are as follows:

	Ace		U.S. Insulation
Acquired intangibles assets	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)
Customer relationships	$826	10	$546	10
Trademarks and trade names	280	15	216	15
Non-competition agreements	—	—	84	5

Pro Forma Information

The unaudited pro forma information has been prepared as if the 2014 acquisitions had taken place on January 1, 2013 and the 2013 acquisitions had taken place on January 1, 2012. The unaudited pro forma information is not

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share amounts)

necessarily indicative of the results that we would have achieved had the transactions actually taken place on January 1, 2013 and 2012, and the unaudited pro forma information does not purport to be indicative of future financial operating results.

	Pro forma for the three months ended March 31,
	2014	2013
Net revenue	$107,989	$94,621
Net income (loss)	518	(606)
Net loss attributable to common stockholders	(19,379)	(2,093)
Net loss per share attributable to common stockholders (basic and diluted)	(0.75)	(0.09)

Unaudited pro forma net income has been calculated after adjusting the combined results of the Company to reflect additional intangible asset amortization expense of $21 and $47 for the three months ended March 31, 2014 and 2013, respectively.

NOTE 12 – LOSS PER COMMON SHARE

Basic net loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents.

Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common share equivalents outstanding for the period, determined using the treasury stock method. There were no common stock equivalents with a dilutive effect during the three months ended March 31, 2014 and 2013 and therefore, basic and diluted net loss per share were the same for all periods presented.

Joint Bookrunning Managers

UBS Investment Bank	Deutsche Bank Securities	RBC Capital Markets

Lead Manager

Zelman Partners LLC

Co-Managers

BB&T Capital Markets      KeyBanc Capital Markets      SunTrust Robinson Humphrey